PROSPECTUS
                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-14031

                                2,500,000 SHARES

                                     [LOGO]

                              LITHIA MOTORS, INC.

                              CLASS A COMMON STOCK
                               ------------------

    All of the shares of Class A Common Stock, no par value (the "Class A Common Stock"), offered hereby are being sold by Lithia Motors, Inc. ("Lithia Motors" or the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Class A Common Stock of the Company. For information that was considered in determining the initial public offering price, see "Underwriting." The Class A Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "LMTR."

    The Company has two classes of authorized Common Stock, Class A Common Stock, which is offered hereby, and Class B Common Stock, no par value (the "Class B Common Stock"). Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share. Class A Common Stock is not convertible but is freely transferable, while Class B Common Stock is transferable only to certain limited transferees and is freely convertible into Class A Common Stock on a share for share basis. All of the outstanding shares of Class B Common Stock, which will represent approximately 94.3% of the aggregate voting power of the Company upon completion of this Offering, are controlled by Sidney B. DeBoer and beneficially owned by Mr. DeBoer, M.L. Dick Heimann and R. Bradford Gray, each executive officers of the Company, through Lithia Holding Company, L.L.C. ("Lithia Holding"), the sole shareholder of the Company immediately prior to this Offering. See "Risk Factors-- Concentration of Voting Power; Anti-Takeover Provisions," "Description of Capital Stock--Common Stock" and "Principal Shareholders."
                           --------------------------

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE
   PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS"
                              BEGINNING ON PAGE 8.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                     UNDERWRITING
                                                     PRICE            DISCOUNTS          PROCEEDS TO
                                                   TO PUBLIC     AND COMMISSIONS (1)     COMPANY (2)
Per Share.....................................      $11.00              $0.77              $10.23
Total (3).....................................    $27,500,000         $1,925,000         $25,575,000

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $1,100,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 375,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $31,625,000, $2,213,750 and $29,411,250, respectively. See
    "Underwriting."

    The shares of Class A Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of the certificates representing the shares will be made against payment therefor at the offices of Furman Selz LLC in New York, New York on or about December 23, 1996.

FURMAN SELZ

                              DAIN BOSWORTH
                             INCORPORATED

                                                         EVEREN SECURITIES, INC.

                                ----------------

                The date of this Prospectus is December 18, 1996

                            [PHOTOS OF DEALERSHIPS]

    This Prospectus includes statistical data regarding the retail automobile industry. Unless otherwise indicated herein, such data is taken or derived from information published by the Industry Analysis Division of the National Automobile Dealers Association ("NADA") in its INDUSTRY ANALYSIS AND OUTLOOK and AUTOMOTIVE EXECUTIVE MAGAZINE publications. This Prospectus includes trademarks of companies other than Lithia Motors, which trademarks are the property of their respective holders.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS, (I) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION TO PURCHASE UP TO 375,000 ADDITIONAL SHARES OF CLASS A COMMON STOCK FROM THE COMPANY IS NOT EXERCISED AND (II) GIVES EFFECT TO THE CONSUMMATION OF THE RESTRUCTURING, AS DEFINED IN AND DESCRIBED UNDER "COMPANY RESTRUCTURING AND PRIOR S CORPORATION STATUS" IN THIS PROSPECTUS, WHICH TRANSACTIONS TOOK PLACE IMMEDIATELY PRIOR TO THE CLOSING OF THE OFFERING. REFERENCES HEREIN TO "COMMON STOCK" MEAN THE COMPANY'S CLASS A COMMON STOCK AND CLASS B COMMON STOCK, COLLECTIVELY. UNLESS OTHERWISE INDICATED, REFERENCES TO THE "COMPANY" MEAN LITHIA MOTORS AND ITS SUBSIDIARIES AFTER THE RESTRUCTURING.

                                  THE COMPANY

    Lithia Motors is the largest retailer of new and used vehicles in Southwest Oregon, offering 15 domestic and imported makes of new automobiles and light trucks at eight locations. As an integral part of its operations, the Company arranges related financing and insurance and sells parts, service and ancillary products. Most of the Company's operations are currently located in Medford, Oregon, where it has a market share of over 40%. The Company has grown primarily by successfully acquiring and integrating dealerships and by obtaining new dealer franchises. The Company recently acquired Melody Toyota and Kia in Vacaville, California and Roberts Dodge in Eugene, Oregon and has entered into an agreement to acquire Linder Honda in Salinas, California. The Company's strategy is to become a leading acquiror of dealerships in medium-sized markets in the western United States.

    The Company was founded in 1946 and its two senior executives, Sidney B. DeBoer and M.L. Dick Heimann, have managed the Company's operations for over 25 years. During this time, they have developed and implemented an operating strategy that has enabled the Company to achieve profitability superior to industry averages. In 1995, the Company's gross profit margin (on the FIFO Method) was 18.1% and its pre-tax profit margin before minority interest (on the FIFO Method) was 3.2%, versus 12.9% and 1.4%, respectively, for the industry. For the nine months ended September 30, 1996, such gross profit margin for the Company was 17.2% and its pre-tax profit margin before minority interest was 3.2%.

    The Company intends to take advantage of the consolidation opportunities in the $600 billion automotive retailing industry. According to industry data, the number of franchised automobile dealerships has declined from more than 36,000 dealerships in 1960 to approximately 22,000 in 1996. Currently, the largest 100 dealer groups generate less than 10% of total industry sales and control approximately 5% of all franchised automobile dealerships. Several economic and industry factors are expected to lead to the further consolidation of the automobile retailing industry, including increasing capital requirements necessary to operate an automobile dealership, the fact that many dealerships are owned by individuals nearing retirement age who are seeking exit opportunities, and the desire of manufacturers to strengthen their dealer networks through consolidation. Since inception, the Company has acquired nine dealerships and believes that it is well positioned to continue to capitalize on the highly fragmented and consolidating automotive retail industry.

OPERATING STRATEGY

    The Company's operating strategy consists of the following elements:

    PROVIDE A BROAD RANGE OF PRODUCTS AND SERVICES. The Company offers a broad range of products and services including a wide selection of new and used cars and light trucks, vehicle financing and insurance and replacement parts and service. At its eight locations, the Company offers, collectively, 15 makes of new vehicles including Chrysler, Toyota, Plymouth, Dodge, Jeep/Eagle, Honda, Saturn, Mazda, Pontiac, Lincoln, Mercury, Isuzu, Suzuki, Kia and Volkswagen. In addition, the Company sells a variety of used vehicles at a broad range of prices. By offering new and used vehicles and an array of complementary services at each of its locations, the Company seeks to increase customer traffic and meet specific customer needs. The Company believes that offering numerous new vehicle brands appeals to a variety of customers, minimizes dependence on any one manufacturer and reduces its exposure to supply problems and product cycles.

    FOCUS ON USED VEHICLE SALES. A key element of the Company's operating strategy is to focus on the sale of used vehicles. The Company's goal is to sell two used vehicles for every new vehicle sold. In 1995, the Company sold 5,144 used vehicles, a ratio of used vehicles to new vehicles sold of 1.89-to-1, compared to an industry average of approximately 1.25-to-1. The Company strives to attract customers and enhance buyer satisfaction by offering multiple financing options, a 10-day/500-mile "no questions asked" exchange program and a 60-day/3,000-mile warranty on every used vehicle sold. The Company believes that a well-managed used vehicle operation at each location affords it an opportunity to (i) generate additional customer traffic from a wide variety of prospective buyers, (ii) increase new and used vehicle sales by aggressively pursuing customer trade-ins, (iii) generate incremental revenues from customers financially unable or unwilling to purchase a new vehicle, and (iv) increase ancillary product sales to improve overall profitability. To maintain a broad selection of high quality used vehicles and to meet local demand preferences, the Company acquires used vehicles from trade-ins and a variety of sources nationwide, including direct purchases and manufacturers' and independent auctions.

    EMPHASIZE SALES OF HIGHER MARGIN PRODUCTS AND SERVICES. The Company generates substantial incremental revenue and achieves higher profitability through the sale of certain ancillary products and services such as financing and insurance, extended service contracts and vehicle maintenance. Employees receive special training and are compensated on a commission basis to sell such products and services. The Company arranges competitive financing packages for vehicle purchases and sells accompanying ancillary products and services. In 1995, the Company arranged financing for 59% of its new vehicle sales and 69% of its used vehicle sales, compared to 42% and 51%, respectively, for the average automobile dealership in the United States. The Company also sells extended service coverage and other vehicle protection packages which the Company believes enhance the value of the vehicle and provide a higher level of customer satisfaction.

    EMPLOY PROFESSIONAL MANAGEMENT TECHNIQUES. The Company employs professional management practices in all aspects of its operations, including information technology, employee training, profit-based compensation and cash management. Each dealership is managed as a profit center by a trained and experienced general manager who has primary responsibility for decisions relating to inventory, advertising, pricing and personnel. The Company compensates its general managers and department managers based on the profitability of their dealerships and departments, respectively, rather than on sales volume. Senior management utilizes computer-based management information systems to monitor each dealership's sales, profitability and inventory on a daily basis and to identify areas requiring improvement. The Company believes the application of its professional management practices provides it with a competitive advantage over many dealerships and is critical to its ability to achieve levels of profitability superior to industry averages.

    FOCUS ON CUSTOMER SATISFACTION AND LOYALTY. The Company emphasizes customer satisfaction throughout its organization and continually seeks to maintain its reputation for quality and fairness. The Company trains its sales personnel to identify an appropriate vehicle for each of its customers at an affordable price. The Company recently implemented an innovative customer-oriented marketing program entitled "Priority You." "Priority You" provides the Company's retail customers six value-added services which the Company believes are important to overall customer satisfaction, including a commitment to (i) provide a customer credit check within 10 minutes, (ii) complete a used vehicle appraisal within 30 minutes, (iii) complete the paper work within 90 minutes for a vehicle purchase, (iv) provide a 10-day/500-mile "no questions asked" right of exchange on any used vehicle sold, (v) provide a warranty on all used vehicles sold for 60 days/3,000 miles and (vi) make a $20 donation to a local charity or educational organization for every vehicle sold. The Company believes "Priority You" will help differentiate it from many other dealerships, thereby increasing customer traffic and developing stronger customer loyalty.

GROWTH STRATEGY

    The Company's goal is to become a leading acquiror of automobile dealerships in the western United States. As part of its acquisition strategy, the Company intends to seek dealerships or dealer groups that, among other criteria, possess either the sole franchise of a major manufacturer or a significant share of new vehicle sales in each targeted market. The Company's evaluation of potential acquisitions takes into account a dealership's reputation with its customers, the type and make of vehicles sold by the dealership and the opportunity for the Company to improve operating results and acquire additional franchises within the market to achieve a larger market share. The Company believes that the majority of the dealerships that fit its acquisition criteria will be located in medium-sized markets. However, the Company may consider acquisitions of dealer groups with stores in larger metropolitan markets if such groups are well managed and profitable.

    Upon completing an acquisition, the Company implements its operating strategy, which includes selling more used vehicles, increasing finance and insurance revenues, and enhancing employee training. The Company also installs its management information system in the acquired dealership as soon as possible after the acquisition, which allows the Company's senior management, as well as the dealership's general manager, to carefully monitor each aspect of the dealership's operations and performance. Whenever possible, the Company assumes the management of a dealership's operations prior to the closing of an acquisition, enabling the Company to accelerate the implementation of its operating strategy.

    To date, a significant percentage of the Company's growth has resulted from acquisitions and the Company believes that acquisition opportunities will continue to be available to well-capitalized, experienced dealership organizations. The Company believes that its senior management team has gained considerable experience over the past five years in acquiring dealerships and implementing its operating strategy to improve the performance and profitability of such dealerships following the acquisition. The Company acquired its Medford Pontiac, Mazda and Jeep/Eagle franchises and its Grants Pass Dodge franchise in 1991 and was awarded its Medford Saturn franchise in 1992. The Company is continuing its expansion in Oregon and acquired Roberts Dodge, the sole Dodge franchise in Eugene, Oregon in December 1996. The Company has also begun expansion into selected markets in California with the acquisition of Melody Toyota and Kia in Vacaville in November 1996 and the signing of a purchase agreement to acquire Linder Honda, the sole Honda franchise in Salinas.

    The Company maintains its principal executive offices at 360 E. Jackson Street, Medford, Oregon 97501, and its telephone number is (541) 776-6899.

                                  THE OFFERING

Common Stock offered by the
 Company............................  2,500,000 shares of Class A Common Stock
Common Stock to be outstanding after
 the Offering.......................  2,500,000 shares of Class A Common Stock (1)
                                      4,110,000 shares of Class B Common Stock
Use of proceeds.....................  Finance the acquisition of three automobile dealerships, purchase certain real property from
                                      Lithia Properties, repay certain indebtedness, pay
                                      distributions to existing owners of previously taxed
                                      undistributed earnings and general corporate
                                      purposes, primarily for acquisitions of additional
                                      automobile dealerships. See "Use of Proceeds."
Nasdaq National Market symbol.......  LMTR

------------------------
(1) Does not include an aggregate of 685,000 shares of Class A Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan, 439,085 of which are subject to outstanding options as of the date hereof. See "Management -- 1996 Stock Incentive Plan."

                        SUMMARY COMBINED FINANCIAL DATA

    The following table presents (i) summary historical combined financial data of the Company as of the dates and for the periods indicated and (ii) summary pro forma financial data of the Company as of the dates and for the periods indicated giving effect to the events described in the Pro Forma Combined and Condensed Financial Data included elsewhere herein as though they had occurred on the dates indicated therein, each reported on the LIFO Method except where indicated otherwise. The summary pro forma financial data are not necessarily indicative of operating results or financial position that would have been achieved had these events been consummated on the date indicated and should not be construed as representative of future operating results or financial position. The summary historical and pro forma financial data should be read in conjunction with the financial statements and related notes thereto of the Company, Melody Vacaville, Inc., Roberts Dodge, Inc. and Sam Linder, Inc., with the "Pro Forma Combined and Condensed Financial Statements" and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                        YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------------------------------------
                                                                                                                   PRO
                                                                           ACTUAL                               FORMA (1)
                                               --------------------------------------------------------------   ----------
                                                  1991         1992         1993         1994         1995         1995
                                               ----------   ----------   ----------   ----------   ----------   ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
COMBINED STATEMENT OF OPERATIONS DATA:
Total sales..................................  $   64,087   $   79,439   $   92,239   $  109,423   $  114,196   $ 197,170
Gross profit (2).............................      11,064       14,022       17,459       19,099       21,064      32,075
Operating income.............................        (499)        (102)       2,337        3,925        4,329       3,730
Income before minority interest (2)(3).......  $      229   $      516   $    1,786   $    3,972   $    4,153   $   3,065

PRO FORMA COMBINED AND CONDENSED STATEMENT OF
 OPERATIONS DATA: (4)
Net income...................................                                                      $    2,076   $   1,900
Net income per share (5).....................                                                      $     0.42   $    0.27
Weighted average shares outstanding (in
 thousands) (5)..............................                                                           4,893       6,925

OTHER OPERATING DATA:
New automobiles sold.........................       1,890        2,106        2,464        2,744        2,715
Used automobiles sold........................       3,403        3,934        4,718        5,206        5,144
Gross margin (FIFO Method) (2)...............        17.8%        18.3%        19.5%        18.0%        18.1%       16.3%
Pre-tax margin before minority interest (FIFO
 Method) (2).................................         1.0%         1.2%         2.5%         4.2%         3.2%        1.6%

                                                        NINE MONTHS ENDED
                                                          SEPTEMBER 30,
                                               ------------------------------------
                                                                            PRO
                                                       ACTUAL            FORMA (1)
                                               -----------------------   ----------
                                                  1995         1996         1996
                                               ----------   ----------   ----------

COMBINED STATEMENT OF OPERATIONS DATA:
Total sales..................................  $   85,821   $  105,566   $ 173,116
Gross profit (2).............................      15,454       18,260      27,263
Operating income.............................       3,390        3,786       4,402
Income before minority interest (2)(3).......  $    3,250   $    3,431   $   3,854
PRO FORMA COMBINED AND CONDENSED STATEMENT OF
 OPERATIONS DATA: (4)
Net income...................................  $    1,628   $    1,713   $   2,389
Net income per share (5).....................  $     0.33   $     0.35   $    0.35
Weighted average shares outstanding (in
 thousands) (5)..............................       4,893        4,893       6,925
OTHER OPERATING DATA:
New automobiles sold.........................       2,054        2,424
Used automobiles sold........................       3,895        4,656
Gross margin (FIFO Method) (2)...............        17.7%        17.2%       15.8%
Pre-tax margin before minority interest (FIFO
 Method) (2).................................         3.5%         3.2%        2.2%

                                                                                             AS OF SEPTEMBER 30, 1996
                                                                          AS OF      -----------------------------------------
                                                                      DECEMBER 31,                                PRO FORMA
                                                                          1995        ACTUAL    PRO FORMA (6)  AS ADJUSTED (7)
                                                                      -------------  ---------  -------------  ---------------
                                                                                           (IN THOUSANDS)
COMBINED BALANCE SHEET DATA:
Working capital.....................................................    $   7,761    $   9,946    $  11,376       $  28,497
Total assets........................................................       39,222       37,922       39,352          42,978
Total long-term debt, less current maturities.......................       10,743        8,010       12,211           4,857
Total shareholders' equity..........................................          851        3,080          948          25,423

------------------------------
(1) For information regarding the pro forma adjustments made to the Company's historical financial data, see "Pro Forma Combined and Condensed Financial Data."

(2) The Company currently utilizes the LIFO (Last In-First Out) method of accounting ("LIFO Method"). See Note 2 to the Company's Combined Financial Statements. Commencing January 1, 1997, the Company intends to file an election with the IRS to convert to the specific identification method of accounting for vehicles and the FIFO (First In-First Out) method of accounting for parts (herein collectively referred to as the "FIFO Method") and report its earnings for tax purposes and in its financial statements on the industry standard FIFO Method. If the Company had previously utilized the FIFO Method, gross profit for the five years ended December 31, 1995 would have been $11.4 million, $14.5 million, $18.0 million, $19.7 million and $20.6 million, respectively, and $15.2 million and

    $18.2 million for the nine months ended September 30, 1995 and 1996, respectively. Income before minority interest for the five years ended December 31, 1995 would have been $613,000, $955,000, $2.3 million, $4.6 million, and $3.7 million, respectively and $3.0 million and $3.3 million for the nine months ended September 30, 1995 and 1996, respectively.

(3) Prior to 1994, the Company paid cash bonuses to its shareholders and members in amounts approximating their respective income tax liability on their undistributed earnings ($532,000 in 1991, $640,000 in 1992, and $1.0 million in 1993), in addition to their normal salaries. These cash bonuses are reflected in Selling, General & Administrative expense. In 1994 and subsequent periods, cash to meet the shareholders' and members' tax liabilities was distributed to the shareholders and members as dividends. The Company believes that for a fair evaluation of its historical performance, results for 1991, 1992 and 1993 should be adjusted to eliminate the cash bonus payments.

(4) The Company was an S Corporation and accordingly was not subject to federal and state income taxes during the periods indicated. Pro forma net income reflects federal and state income taxes as if the Company had been a C Corporation, based on the effective tax rates that would have been in effect during these periods. See "Company Restructuring and Prior S Corporation Status" and Notes 1 and 10 to the Company's Combined Financial Statements.

(5) Historical net income per share is not presented, as the historical capital structure of the Company prior to the Restructuring and the Offering is not comparable with the capital structure that will exist subsequent to these events. See Note 1 to the Company's Combined Financial Statements for a calculation of weighted average shares outstanding.

(6) Reflects the establishment of a $3.3 million S Corporation distribution payable to current stockholders, a current deferred income tax asset of $1,430,000 and a non-current deferred income tax liability of $598,000 to reflect the Company's conversion to C Corporation status. See Notes 10 and 17 to the Company's Combined Financial Statements.

(7) Adjusted to reflect the sale of Class A Common Stock offered hereby by the Company (at the initial public offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and the receipt of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN OF THE RISK FACTORS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER AND EVALUATE ALL OF THE INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING THE RISK FACTORS SET FORTH BELOW. THE COMPANY CAUTIONS THE READER THAT THIS LIST OF RISK FACTORS MAY NOT BE EXHAUSTIVE.

DEPENDENCE ON ACQUISITIONS FOR GROWTH

    The U.S. automobile industry is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. Sales of new vehicles by the Company have fluctuated in the past and no assurance can be given that the Company will be able to increase or maintain unit sales from year to year in the future. Accordingly, a principal component of the Company's further growth is to make additional acquisitions in its existing and new geographic markets. In 1996, the Company purchased Melody Toyota and Kia in Vacaville, California and Roberts Dodge in Eugene, Oregon and has entered into an agreement to acquire Linder Honda in Salinas, California. Melody Toyota and Kia has incurred significant losses since January 1, 1995 and none of the recent or pending acquisitions have profit margins comparable to those of the Company. The acquisition of Linder Honda is expected to close in January 1997, after the consummation of the Offering. The consummation of the acquisition is subject to certain closing conditions including the receipt of manufacturers' consents. Thus, there can be no assurance that such acquisition will be consummated.

    The Company's future growth and financial success will be dependent upon a number of factors including, among others, the Company's ability to identify acceptable acquisition candidates, consummate the acquisition of such dealerships on terms that are favorable to the Company, obtain the consent of automobile manufacturers, acquire and retain or hire and train professional management and sales personnel at each such acquired dealership and promptly and profitably integrate the acquired operations into the Company. The Company has and may continue to acquire dealerships with net profit margins which are materially lower than the Company's historical average net profit margin. No assurance can be given that the Company will be able to improve the profitability of such acquired dealerships. To manage its expansion, the Company intends to evaluate on an ongoing basis the adequacy of its existing systems and procedures, including, among others, its financial and reporting control systems, data processing systems and management structure. However, no assurance can be given that the Company will adequately anticipate all of the demands its growth will impose on such systems, procedures and structure. Any failure to adequately anticipate and respond to such demands could have a material adverse effect on the Company.

    Acquisitions of additional dealerships will require substantial capital investment and could have a significant impact on the Company's financial position and operating results. Any such acquisitions may involve the use of cash (including the net proceeds of this Offering) or the issuance of additional debt or equity securities, which could have a dilutive effect on the then-outstanding capital stock of the Company. Acquisitions may result in the accumulation of substantial goodwill and intangible assets, which would result in amortization charges to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Growth Strategy."

DEPENDENCE ON AUTOMOBILE MANUFACTURERS

    The Company is significantly dependent upon its relationships with, and the success of, certain automobile manufacturers or authorized distributors thereof (collectively referred to herein as "manufacturers"). For the year ended December 31, 1995, Chrysler, Toyota, Honda and Saturn, collectively accounted for 87% of the Company's new vehicle sales. The Company may become dependent on additional manufacturers in the future as a result of its acquisition strategy and changes in the Company's sales mix.

    Each of the Company's dealerships operates pursuant to a franchise agreement with each of the respective manufacturers for which it serves as franchisee. Manufacturers exert significant control over the Company's dealerships through the terms and conditions of their franchise agreements, including provisions for termination or non-renewal for a variety of causes. The Company from time-to-time has failed to comply with certain provisions of its franchise agreements. These agreements, however, generally afford the Company a reasonable opportunity to cure violations and no manufacturer has terminated or failed to renew any franchise agreement with the Company. If a manufacturer terminates or declines to renew one or more of the Company's significant franchise agreements, such action could have a material adverse effect on the Company and its business.

    The Company also is dependent upon its manufacturers to provide it with an inventory of new vehicles. The most popular vehicles tend to provide the Company with the highest profit margins and are frequently the most difficult to obtain from the manufacturers. In order to obtain sufficient numbers of these vehicles, the Company may be required to purchase a larger number of less desirable makes and models than it would otherwise purchase. Sales of less desirable makes and models may result in lower profit margins than sales of the more popular vehicles. If the Company is unable to obtain sufficient quantities of the most popular makes and models, its profitability may be adversely affected.

    With the exception of the Saturn franchise, the Company's franchise agreements with the manufacturers do not give the Company the exclusive right to sell that manufacturer's product within a given geographical area. Accordingly, a manufacturer could grant another dealer a franchise to start a new dealership in proximity to one or more of the Company's locations or an existing dealer could move its dealership to a location which would be directly competitive with the Company. Such an event could have a material adverse effect on the Company and its operations.

    The success of each of the Company's franchises is dependent to a great extent on the success of the respective manufacturer. The success of the Company is therefore linked to the financial condition, marketing, vehicle demand, production capabilities and management of the manufacturers of which the Company is a franchisee. Events such as labor strikes or negative publicity concerning a particular manufacturer or vehicle model may adversely affect the Company. The Company has attempted to lessen its dependence on any one manufacturer by acquiring franchise agreements with a number of different domestic and foreign automobile manufacturers.

MANUFACTURERS' CONSENT TO OFFERING

    Each of the Company's franchise agreements requires the consent of the manufacturer to any change in the ownership of the franchise. Accordingly, the Company has requested a consent to the proposed Restructuring of which this Offering is a part, from each of the manufacturers for which it serves as a franchised dealer. To date, Chrysler, Toyota, Honda and Mazda have indicated that they will consent to the Restructuring or have stated policies for public ownership which the Company believes it can satisfy. Saturn and Ford are currently developing internal policies regarding publicly-owned franchised dealerships, but the Company does not expect that such policies will be announced prior to the consummation of the Offering, and there can be no assurance that the Restructuring will be permitted under such policies. There can be no assurance that any manufacturer that does not consent to the Restructuring will not terminate its franchise agreement, refuse to renew its franchise agreement, refuse to approve future acquisitions or take other action which could have a material adverse effect on the Company and its operations. The Company may have to sell one or more of its franchises or a majority interest in such franchises in order to avoid termination by a manufacturer who objects to the Restructuring. In the event of such a sale, no assurance can be given that the Company will be able to receive full value for such franchises or favorable sales terms.

    The franchise laws of the states of Oregon (where most of the Company's current dealerships are located) and California (where one of its dealerships and a pending acquisition are located) generally make it unlawful for a manufacturer to unreasonably fail to give effect to, or attempt to prevent unreasonably, any sale or transfer of the ownership or management of a dealership or the making of reasonable changes in the capital structure of the dealership, provided that the dealership meets any reasonable capital requirements of the manufacturer and certain other conditions. See "Business -- Regulation." Until recently, all manufacturers have expressed reluctance to permit the public ownership of dealerships since franchises are awarded to a named individual to whom the manufacturer looks to have direct control of the franchise and its operations. In an attempt to address manufacturers' concerns regarding the effects of public ownership of the Company, the Company's principals have established Lithia Holding and a dual-class voting structure for the Company, designed to ensure that Sidney B. DeBoer will have voting control of the Company for the foreseeable future. See "Risk Factors -- Concentration of Voting Power; Anti-takeover Provisions," "Principal Shareholders" and "Description of Capital Stock."

MANUFACTURERS' CONSENT TO ACQUISITIONS

    The Company is required to obtain a consent from each relevant manufacturer prior to the acquisition of a dealership franchise. In determining whether to approve an acquisition, a manufacturer may consider many factors, including the financial condition and ownership structure of the acquiror. Because the Company will be publicly owned after the Offering, the Company believes that certain manufacturers, including Saturn and Ford, may not consent at this time to the acquisition by the Company of any of their respective franchises. Further, manufacturers may impose conditions on granting their approvals for acquisitions including a limitation on the number of such manufacturers' dealerships that may be acquired by the Company. For example, each of Chrysler, Toyota and Honda currently limit the number of dealerships which may be owned by any one dealer group. These restrictions limit the Company from owning more than ten Chrysler or Dodge dealerships, seven Toyota dealerships, three Lexus dealerships, seven Honda dealerships and three Acura dealerships. Toyota and Honda also prohibit ownership of contiguous dealerships and the dualing of a franchise with any other brand without consent. Toyota further requires that at least nine months elapse between acquisitions. The Company's ability to meet manufacturers' requirements for acquisitions in the future will have a direct bearing on the Company's ability to complete acquisitions and affect its growth strategy.

    In determining whether to approve an acquisition by the Company, a manufacturer also considers factors such as the Company's past performance as measured by the manufacturer's Customer Satisfaction Index ("CSI") scores and sales performance at the Company's existing franchises. On occasion, certain of the Company's franchises have had CSI scores and sales performance numbers which were below the manufacturers' standards. In particular, the Company has relatively low sales performance numbers and below average CSI scores for its General Motors (Pontiac) franchise which is currently housed with other brands at one of its Medford stores. The low performance ratings of the Pontiac franchise have been cited by General Motors as the reason for its recent denial of the transfer of two dealerships the Company had contracted to purchase. In 1995 and the first nine months of 1996, the Pontiac dealership accounted for approximately 2% of the Company's vehicle sales. No assurance can be given that the Company could obtain approvals for the acquisition of any General Motors dealerships.

LIMITATION ON STOCK OWNERSHIP; RESTRICTION ON TRANSFER

    Certain manufacturers may impose limitations on the amount of the Company's securities that may be owned by an individual or a group without the prior approval of such manufacturers. For example, any acquisition of a 20% or greater ownership share of the Company by any individual or entity without Toyota's prior approval would be a violation of the Company's agreement with Toyota. The stated policy of Honda requires its consent to the acquisition of 5% or greater ownership share of the Company. Certain manufacturers also may require that Lithia Holding and/or Sidney B. DeBoer maintain a certain ownership interest in the Company or the subsidiary holding the franchise. These restrictions will limit the Company's ability to raise additional capital through the issuance of equity securities (to the extent that such issuance dilutes the ownership interest of Lithia Holding or

Sidney B. DeBoer below requisite thresholds) and could limit the ability of the Company to acquire all of or a controlling interest in certain dealerships. See "Risk Factors -- Availability and Cost of Capital" below.

COMPETITION

    The automobile dealership business is highly competitive and generally fragmented. The new and used automobile sectors are characterized by a large number of independent operators. In addition, certain regional and national car rental companies operate retail used car lots to dispose of their used rental cars. Private sales of used vehicles is an additional source of competition. Recently, consolidation has begun to accelerate in the new and used automobile dealership business as national and regional companies have begun to establish large used automobile "mega-stores." No assurances can be made with respect to the Company's ability to continue to compete effectively with other automobile dealers or such mega-stores. Furthermore, certain of the Company's future competitors may be larger than the Company and have access to greater financial resources. See "Business -- Competition." In addition, no assurance can be given that automobile manufacturers will not attempt to modify the historical automobile manufacturer/dealer franchise system in such a way to increase competition among dealers or market their vehicles through other distribution channels.

CYCLICAL NATURE OF AUTOMOBILE SALES; CONCENTRATION OF OPERATIONS IN OREGON

    The market for automobiles, particularly the new automobile market, is subject to substantial cyclical variation. An increase in interest or tax rates, or uncertainties regarding future economic conditions that affect consumer spending habits, could materially adversely affect the Company's results of operations. For the past few years, the industry has experienced growth that may not be sustained in the future. A material decrease in automobile sales, whether new or used, would be expected to adversely affect the Company's results of operations.

    Although the Company recently completed the acquisition of a new dealership in Vacaville, California and has pending an acquisition of an additional dealership in that state, substantially all of the Company's current operations are located in Oregon. Unless the Company completes significant additional acquisitions outside the state of Oregon, the Company's results of operations will be substantially dependent upon general economic conditions, consumer spending habits and preferences in Oregon and, to a lesser extent, California, as well as various factors specific to such states such as tax rates and state and local regulation. The Company's growth strategy is intended to reduce its dependence on the Oregon economy; however, no assurance can be given that it will succeed or that geographic expansion will adequately insulate it from the adverse effects of local or regional economic conditions.

AVAILABILITY AND COST OF CAPITAL

    The Company's new and used automobile sales operations require significant capital resources. The Company's future operating results will be directly related to the availability and cost of its capital. The principal sources of financing for the Company's new and used automobile inventories have historically been lines of credit from United States National Bank of Oregon ("U.S. Bank") and cash generated from operations. No assurance can be given that the Company will be able to continue to obtain capital for its current or expanded operations from these sources or on terms and conditions acceptable to the Company.

    The Company's strategy of growth through the acquisition of additional dealerships will require substantial capital. The Company anticipates that approximately $17.5 million of the net proceeds from this Offering will be used to finance the acquisition of additional dealerships. If the Company's acquisition strategy is successful, the net proceeds from the Offering will be fully utilized within a limited period of time and the Company will require additional capital in order to continue its acquisition strategy. Such expansion and new acquisitions may involve the Company using cash, incurring additional debt or issuing equity securities, which could have a dilutive effect on its then-outstanding capital stock. The Company may seek to obtain funds through borrowings from institutions or by the public or private sale of its securities subsequent to this Offering. No assurance can be given that the Company will be able to obtain capital to finance its growth on terms and conditions acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE ON KEY PERSONNEL

    The Company's success will depend largely on the efforts and abilities of its senior management, particularly Sidney B. DeBoer, the Company's President and Chief Executive Officer, M.L. Dick Heimann, the Company's Executive Vice President and Chief Operating Officer, and R. Bradford Gray, the Company's Vice-President of Acquisitions. The Company does not have employment agreements with any of its key management personnel which would restrict their ability to terminate their employment and compete with the Company. The Company does not maintain key man insurance on either Messrs. DeBoer or Heimann. Further, Mr. DeBoer and Mr. Heimann are identified in the Company's dealership franchise agreements as the individuals who control the franchises and upon whose financial resources and management expertise the manufacturers have relied on when awarding such franchises. The loss of either of those individuals could materially adversely affect the Company's on-going relationship with its vehicle manufacturers. See "Business -- Relationships with Automobile Manufacturers." In addition, the Company places substantial responsibility on the general managers of its dealerships for the profitability of such dealerships. As the Company expands, it may need to hire additional managers, particularly if it acquires dealerships from owners/managers seeking to retire or dealerships that are under-performing under their current management. The market for qualified employees in the industry, particularly for general managers, is highly competitive. The loss of the services of key management personnel or the inability to attract additional qualified managers could have a material adverse effect on the Company's business and the execution of its growth strategy.

VARIABILITY OF QUARTERLY OPERATING RESULTS

    The Company's business is seasonal with a disproportionate amount of sales occurring in the second and third quarters. Due to such seasonality, the Company will likely experience quarter-to-quarter fluctuations in its operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Selected Quarterly Results of Operations."

CONCENTRATION OF VOTING POWER; ANTI-TAKEOVER PROVISIONS

    Upon conclusion of this Offering, Lithia Holding, of which Sidney B. DeBoer, the Company's President, Chief Executive Officer and Chairman of the Board, is the sole managing member, will hold all of the shares of outstanding Class B Common Stock. Holders of Class B Common Stock are entitled to ten votes for each share held, while holders of Class A Common Stock are entitled to one vote per share held. Consequently, upon completion of the Offering, Lithia Holding will control 94.3% of the aggregate number of votes eligible to be cast by shareholders for the election of Directors and certain other shareholder actions. Therefore, Lithia Holding will control the election of the Board of Directors of the Company and will be in a position to control the policies and operations of the Company. In addition, because Mr. DeBoer is the managing member of Lithia Holding, he currently does and will control all of the outstanding Class B Common Stock, thus allowing him to control the Company. See "Principal Shareholders." So long as at least 16 2/3% of the total number of shares outstanding are shares of Class B Common Stock, the holders of Class B Common Stock will be able to control all matters requiring approval of 66 2/3% or less of the aggregate number of votes. Absent increases in the number of shares of Class A Common Stock or conversion of Class B Common Stock into Class A Common Stock, the holders of shares of Class B Common Stock will be entitled to elect all members of the Board of Directors and control all matters subject to shareholder approval that do not require a class vote. See "Description of Capital Stock."

    The formation of Lithia Holding and the creation of the dual classes of voting stock were undertaken by the principals of the Company to consolidate voting control of the Company in an attempt to address concerns of manufacturers who have expressed opposition to public ownership of franchised dealerships.

    The Company's Board of Directors will have the authority to issue up to 15,000,000 shares of Preferred Stock and determine the price, rights, preferences and privileges (including voting rights) of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be materially adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue shares of Preferred Stock. The Company's Restated Articles of Incorporation and Bylaws contain certain other provisions that may have the effect of discouraging offers to acquire the Company. The Company will also be subject to certain provisions of the Oregon Business Corporation Act which may have the effect of discouraging attempts to acquire the Company without the approval or cooperation of the Company's Board of Directors. See "Description of Capital Stock."

FOREIGN SUPPLIERS

    Certain of the automobiles purchased by the Company are currently imported into the United States from Japan, South Korea and Germany. In the future, automobiles that the Company distributes may also be imported from other countries. In 1995, 40% of the Company's new automobile sales were manufactured by foreign suppliers. As a result, the Company's operations are subject to the customary risks of purchasing merchandise that has been imported from abroad, including fluctuation in the value of currencies, import duties, restrictions on the transfer of funds, work stoppages and, in certain parts of the world, political instability. The United States or the countries from which the Company's products are or may be imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duty or tariff levels, which could affect the Company's operations and its ability to purchase imported automobiles at current or increased levels. Imports into the United States are also affected by the cost of transportation and increased competition from greater production demands abroad.

SUPERVISION AND REGULATION; ENVIRONMENTAL MATTERS

    The Company's operations are subject to extensive regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. While management believes that it maintains all requisite licenses and permits and is in substantial compliance with all applicable federal, state and local regulations, there can be no assurance that the Company will be able to maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could have a material adverse effect on the operations of the Company. The adoption of additional laws, rules and regulations could also have a material adverse effect on the Company's business. See "Business -- Regulation." Various state and regulatory agencies, such as the Occupational Safety and Health Administration ("OSHA"), the United States Environmental Protection Agency (the "EPA") have jurisdiction over the operation of the Company's dealerships, repair shops, body shops and other operations, with respect to matters such as consumer protection, workers' safety and laws regarding clean air and water.

    Certain of the Company's facilities own and operate underground storage tanks ("USTs") for the storage of various petroleum products. The USTs are generally subject to federal, state and local laws and regulations that require testing and upgrading of USTs and remediation of polluted soils and groundwater resulting from leaking USTs. In addition, if leakage from Company-owned or operated USTs migrates onto the property of others, the Company may be subject to civil liability to third parties for remediation costs or other damages. Based on historical experience, the Company believes that its liabilities associated with UST testing, upgrades and remediation are unlikely to have a material adverse effect on its financial condition or operating results.

    As with automobile dealerships generally, and service, parts and body shop operations in particular, the Company's business involves the use, handling, storage and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. Accordingly, the Company is subject to regulation by federal, state and local authorities establishing health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards. The Company is also subject to laws, ordinances and regulations governing remediation of contamination at facilities it operates or to which it sends hazardous or toxic substances or wastes for treatment, recycling or disposal. The Company believes that it does not have any material environmental liabilities and that compliance with environmental laws, ordinances and regulations will not, individually or in the aggregate, have a material adverse effect on the Company's results of operations or financial condition. However, soil and groundwater contamination has been known to exist at certain properties leased by the Company. The Company has also been required to remove aboveground and underground storage tanks containing hazardous substances or wastes. Environmental laws and regulations are complex and subject to frequent change. There can be no assurance that compliance with amended, new or more stringent laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions will not require additional expenditures by the Company, or that such expenditures would not be material.

    Certain of the properties leased by the Company are located in commercial areas and have historically been used for gasoline service stations. As a consequence, it is possible that historical site activities or current neighboring activities have affected properties leased by the Company and that, as a result, additional environmental issues may arise in the future, the precise nature of which the Company cannot now predict.

SHARES ELIGIBLE FOR FUTURE SALE

    No accurate prediction can be made as to the effect, if any, that future sales of Class A Common Stock, or the availability of shares for future sales, will have on the prevailing market price for the Class A Common Stock. Sales of a substantial amount of Class A Common Stock in the public market following this Offering, or the perception that such sales could occur, could adversely affect the prevailing market price for the Class A Common Stock. All of the outstanding shares of Class B Common Stock are subject to a lock-up agreement between the Underwriters and Lithia Holding for a period of 180 days following the date of this Prospectus. Further, the 84,940 shares of Class A Common Stock for which options (at exercise prices between $3.02 and $3.32 per share) are exercisable, are also subject to 180-day lock-up following the date of this Prospectus. See "Management -- 1996 Stock Incentive Plan" and "Shares Eligible for Future Sale."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to this Offering, there has been no public market for any of the Company's securities, and no assurance can be given that an active trading market will develop after this Offering or that the Class A Common Stock offered hereby will trade at or above the initial public offering price. The initial public offering price has been determined by negotiations among the Company and the Representatives (as defined herein) of the Underwriters. See "Underwriting." Quarterly and annual operating results of the Company, variations between such results and the results expected by investors and analysts, changes in local or general economic conditions or developments affecting the automobile industry, the Company or its competitors could cause the market price of the Class A Common Stock to fluctuate substantially. As a result of these factors, as well as other factors common to initial public offerings, the market price could fluctuate substantially from the offering price.

DILUTION; LACK OF DIVIDENDS

    The public offering price is substantially higher than the tangible book value per share of Class A Common Stock. Investors purchasing shares of Class A Common Stock in this Offering will therefore incur immediate, substantial dilution of $7.18 per share (LIFO Method). See "Dilution." Further, the Company has no plans to pay any cash dividends. See "Dividend Policy."

              COMPANY RESTRUCTURING AND PRIOR S CORPORATION STATUS

    The Company was founded by Walt DeBoer in 1946 as a single Dodge dealership in Ashland, Oregon. In 1968, upon the death of Walt DeBoer, his son, Sidney B. DeBoer, assumed ownership and control of the business and incorporated the Company in Oregon. M.L. Dick Heimann joined the Company in 1970 and serves as its Executive Vice President and Chief Operating Officer. As the Company expanded, subsidiaries and affiliated entities were established to hold certain dealerships and the real property on which the Company operates.

    Lithia Motors, Inc. was, prior to December 17, 1996 an S Corporation owned 62.5% by Sidney B. DeBoer and 37.5% by M.L. Dick Heimann. In addition, there were five other affiliated S Corporations which were owned 62.5% by Mr. DeBoer and 37.5% by Mr. Heimann: (i) Lithia Rentals, Inc., (ii) Lithia Leasing, Inc.,
(iii) Lithia Chrysler Plymouth Jeep Eagle, Inc., (iv) Discount Auto & Truck Rental, Inc. and (v) Lithia TKV, Inc. There were also three limited liability companies which were owned as indicated: (i) Lithia TLM, L.L.C. (80% by Lithia Motors, 19.99% by Stephen R. Philips and 0.01% by Mr. DeBoer), (ii) Lithia's Grants Pass Auto Center, L.L.C. (75% by Lithia Motors, 24.99% by R. Bradford Gray and 0.01% by Mr. DeBoer) and (iii) Lithia Dodge, L.L.C. (75% by Lithia Motors, 24.99% by Mr. Gray and 0.01% by Mr. DeBoer).

    On December 17, 1996 and as part of the Offering, the Company and these other affiliated entities consummated a restructuring (the "Restructuring") which resulted in each of the Company's dealerships and operating divisions becoming direct or indirect wholly-owned subsidiaries of the Company with Lithia Holding owning all of the outstanding Class B Common Stock of the Company. All previous shareholders or members exchanged their interests in the Company and the affiliated entities for shares of Lithia Holding with the exception of (i) the interest in Lithia TLM, L.L.C. held by Mr. Philips which was purchased by Lithia TLM, L.L.C. for $700,000, the price paid by Mr. Philips for his interest, through the obligation to pay $135,000 cash and the cancellation of a note in the remaining principal amount of $565,000 and (ii) Lithia TKV, Inc. which was purchased by the Company for $3.9 million to be paid after the consummation of the Offering, the amount contributed by Messrs. DeBoer and Heimann on November 12, 1996 for all of its common stock. Lithia TKV, Inc. was formed to acquire Melody Toyota and Kia. Lithia Holding has three new members, Sidney B. DeBoer (58.1%), M.L. Dick Heimann (34.9%) and R. Bradford Gray (7.0%). Mr. DeBoer is named the sole managing member of Lithia Holding.

    The Company and the other corporations and limited liability companies which are parties to the Restructuring had been treated for federal and state income tax purposes as S Corporations under subchapter S of the Internal Revenue Code of 1986, as amended (the "Code") or as partnerships. As a result of the tax status of the Company and these affiliated entities, their shareholders or members (the "Principal Owners"), rather than the Company and such other entities, have been taxed directly on the earnings of such entities for federal and state income tax purposes. In connection with the Restructuring, the tax status of the Company and these affiliated entities as S Corporations or as partnerships will terminate and they will thereafter be subject to federal and state income tax at applicable C Corporation rates.

    The Company distributed to the Principal Owners promissory notes (the "Dividend Notes") in the aggregate amount of $3.9 million, representing approximately all of the previously taxed undistributed earnings of the Company through December 31, 1995. The Dividend Notes bore interest at 8.75% per annum and were payable in ten equal annual installments beginning one year and ten days after demand by the noteholders. As of September 30, 1996, the Dividend Notes had been partially prepaid and had a remaining principal balance of $1.9 million. The Company prepaid the remaining principal balance of the Dividend Notes and paid additional dividends of $2.0 million as a partial distribution of its 1996 earnings, on November 12, 1996, at the time of the purchase of Melody Toyota and Kia. These payments permitted Messrs. DeBoer and Heimann to fund Lithia TKV, Inc. in order to complete the closing of that acquisition. See "Recent and Pending Acquisitions." Toyota Motors Distributors, Inc. requires that each Toyota dealership be held in a separate legal entity. Accordingly,

Lithia TKV, Inc. was formed to acquire Melody Toyota and Kia, but because of the Company's then subchapter S tax status, the Company could not hold the shares of Lithia TKV, Inc. until after the Restructuring. In 1994, the Company distributed total tax payment dividends of $2.0 million to the Principal Owners.

    Shortly before the completion of the Offering, the Company and the other affiliated entities declared additional distributions to the Principal Owners in an aggregate amount equal to the remaining undistributed taxable income of the Company and such other entities, through the effective date of the Restructuring. The Company will make the final distribution of earnings from a portion of the proceeds of the Offering shortly after the closing of the Offering. The total amount to be paid to the Principal Owners as the result of such distributions is estimated to be approximately $3.8 million. See "Use of Proceeds."

                        RECENT AND PENDING ACQUISITIONS

    In furtherance of the Company's growth strategy, the Company has signed definitive agreements in recent months to purchase three additional dealerships:
Melody Vacaville, Inc. ("Melody Toyota and Kia"), a Toyota and Kia dealer in Vacaville, California; Roberts Dodge, Inc. ("Roberts Dodge"), a Dodge dealer in Eugene, Oregon; and Sam Linder, Inc. ("Linder Honda"), a Honda dealer in Salinas, California (collectively referred to herein as the "Acquisitions"). The purchase prices were negotiated directly between the Company and the sellers, in some cases with the assistance of a broker, without appraisals, except for the appraisal undertaken to determine the value of the real estate to be purchased from Roberts Dodge. The Company used borrowings under its Flooring and Capital Lines to purchase the two dealerships acquired prior to closing of the Offering and intends to use the proceeds from this Offering to finance the payment of the purchase price of the one remaining pending acquisition. See "Use of Proceeds" and "Management's Discussion Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    The Melody Toyota and Kia acquisition closed November 14, 1996 and the Roberts Dodge acquisition closed December 9, 1996. Although the Company expects the closing of the Linder Honda acquisition in due course, the consummation of such acquisition is not a condition for the closing of the Offering. The Company expects the acquisition of Linder Honda to close in January 1997. There can be no assurance that of the remaining acquisition pending will be consummated. "See "Risk Factors -- Dependence on Acquisitions for Growth" and "-- Manufacturers' Consent to Acquisitions."

    MELODY TOYOTA AND KIA. The Company paid $2.6 million in cash for the equipment, business and goodwill of Melody Toyota and Kia, $2.8 million for the new vehicle and parts inventory valued at seller's cost and $710,000 for the used vehicle inventory valued at the KELLY WHOLESALE BLUE BOOK value net of reconditioning costs. The Company did not assume any material liabilities as part of the acquisition. In addition, the Company leases the real property and improvements utilized by the dealership from a third party at a current monthly rental rate of approximately $35,000. Melody Toyota and Kia had $27.8 million in sales in 1995 and is the sole Toyota and Kia dealer in Vacaville and the surrounding area.

    ROBERTS DODGE. The Company paid $2.4 million for the equipment, business and goodwill of Roberts Dodge, plus an additional $3.3 million for the new car and parts inventory. An initial used vehicle inventory was acquired from other Company dealerships and will be supplemented by purchase from other sources. The purchase price was paid in cash and the delivery of a promissory note for $500,000, with interest at 8.5% per annum, payable in equal monthly installments for five years. This note becomes payable upon closing of the Offering. The Company did not assume any material liabilities as part of the acquisition. In addition, the Company has purchased the real property on which the dealership is located for $2.3 million, paid in cash at closing. See "Business -- Properties" and "Certain Relationships and Related Transactions." Closing is expected to occur in December

1996. The purchase is subject to normal closing conditions and approval by Chrysler. The Company expects to obtain such approval in due course, but no assurances can be made in that regard. Roberts Dodge had $31.9 million in sales in 1995 and is the sole Dodge dealer in Eugene.

    LINDER HONDA. The Company has agreed to pay approximately $1.1 million in cash for the equipment, business and goodwill of Linder Honda, plus an additional amount for the new vehicle and parts inventory valued at seller's costs and the used vehicle inventory at the KELLY WHOLESALE BLUE BOOK value, estimated to be approximately $2.1 million, less any reconditioning costs. The Company is not assuming any material liabilities as part of the acquisition. The Company will also purchase the real property and improvements utilized for the new vehicle store prior to September 30, 1997 for $2.1 million. See "Business -- Properties." Closing of the acquisition of Linder Honda is expected to occur in January 1997. The purchase is subject to normal closing conditions and approval by Honda. The Company expects to obtain such approval in due course, but no assurances can be made in that regard. Linder Honda also has a Cadillac and Oldsmobile dealership franchise at this location which is expected to be sold and transferred to a third party purchaser. Linder Honda had $26.9 million in sales in 1995 and is the sole Honda dealer in Salinas. Cadillac and Oldsmobile's new vehicle sales accounted for approximately 13% of its 1995 revenues.

    Historical financial statements for Roberts Dodge, Inc., Sam Linder, Inc. and Melody Vacaville, Inc. are included in this Prospectus beginning at page F-21, Pro forma statements of operations and balance sheets showing the effect on the Company of all of the above acquisitions, as if they had occurred as of January 1, 1995 and September 30, 1996, respectively, are included in this Prospectus beginning at page 23.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Class A Common Stock offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) are estimated to be $24,475,000 ($28,311,250 if the Underwriters' over-allotment option is exercised in full).

    The Company anticipates that the net proceeds will be used for the following purposes: (i) $9.6 million to finance the purchase of Melody Toyota and Kia, Roberts Dodge and Linder Honda (net of debt incurred of $7.7 million) (see "Recent and Pending Acquisitions"), (ii) approximately $1.8 million (net of mortgages assumed of $900,000) to purchase the land and improvements of the new body and paint shop under construction and a parcel of land held for a future dealership or sales lot, both in Medford, Oregon, from Lithia Properties at cost, (iii) $1.3 million to repay existing notes to affiliates and related parties, (iv) approximately $3.9 million to distribute the remaining undistributed 1996 earnings of the Company to the Principal Owners and purchase a minority interest in Lithia TLM, L.L.C. (See "Company Restructuring and Prior S Corporation Status" and "Certain Relationships and Related Transactions"), and
(v) the balance of $7.9 million for general corporate purposes, primarily for acquisitions of additional automobile dealerships.

    Pending utilization of the net proceeds for the purposes set forth herein, the Company intends to reduce the outstanding balances of existing lines of credit, including the Company's flooring line of credit (the "Flooring Line") with U.S. Bank, and its line of credit obtained to close the acquisitions described herein (the "Capital Line"). The Flooring Line bears interest at the prime rate. The effective annual interest rate on such indebtedness was 8.25% at September 30, 1996. The Capital Line bears interest at prime plus 0.75 percent. See Note 6 to the Company's Combined Financial Statements. After completion of this Offering, the Company intends to re-borrow under the Flooring Line and other lines of credit as necessary from time to time to fund purchases of new and used automobiles and additional dealerships.

                                DIVIDEND POLICY

    Other than the dividends and distributions paid to the Principal Owners referred to in "Company Restructuring and Prior S Corporation Status," the Company has no present intention to declare or pay cash dividends after the Offering. The Company intends to retain any earnings that it may realize in the future to finance its acquisitions and operations. The payment of any future dividends will be subject to the discretion of the Board of Directors of the Company and will depend upon the Company's results of operations, financial position and capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal restrictions on the payment of dividends and other factors the Board of Directors deems relevant. The Company's franchise dealer agreements with vehicle manufacturers generally require the Company, or its subsidiary operating a particular dealership, to maintain adequate levels of capitalization, which could also restrict the Company's ability to pay dividends.

                                 CAPITALIZATION

    The following table sets forth the short-term debt and total combined capitalization of the Company at September 30, 1996 (i) on an actual historical basis, (ii) pro forma to include the effect of the Restructuring and (iii) as adjusted to reflect the sale of 2,500,000 shares of Class A Common Stock pursuant to the Offering and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Combined Financial Statements and related notes and "Pro Forma Combined and Condensed Financial Data" appearing elsewhere in this Prospectus. See also, "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                       SEPTEMBER 30, 1996
                                                                               -----------------------------------
                                                                                                        PRO FORMA
                                                                                ACTUAL     PRO FORMA   AS ADJUSTED
                                                                               ---------  -----------  -----------
                                                                                     (DOLLARS IN THOUSANDS)
Flooring notes payable.......................................................  $  13,495   $  13,495    $  --
Notes payable................................................................      3,044       3,044        3,044
Current maturities of long-term debt.........................................      2,713       2,713        2,713
                                                                               ---------  -----------  -----------
    Total short-term debt....................................................  $  19,252   $  19,252    $   5,757
                                                                               ---------  -----------  -----------
                                                                               ---------  -----------  -----------
Long-term debt, less current maturities(1)...................................  $   8,010   $  12,211    $   4,857
Minority interest............................................................      1,237      --           --
Shareholders' equity:
  Preferred Stock, no par value, 15,000,000 shares authorized,
    none outstanding.........................................................     --          --           --
  Common Stock
    Class A Common Stock, no par value, 100,000,000 shares authorized, none
     outstanding, actual and pro forma; 2,500,000 pro forma as adjusted(2)...     --          --           24,475
    Class B Common Stock, no par value, 25,000,000 shares authorized,
     4,110,000 outstanding, actual, pro forma and pro forma as adjusted......        801         948          948
  Retained earnings(3).......................................................      2,279      --           --
                                                                               ---------  -----------  -----------
    Total shareholders' equity(3)............................................      3,080         948       25,423
                                                                               ---------  -----------  -----------
Total capitalization.........................................................  $  11,090   $  13,159    $  30,280
                                                                               ---------  -----------  -----------
                                                                               ---------  -----------  -----------

------------------------------
(1) Includes $1.8 million and $5.1 million actual and pro forma, respectively, of notes payable to Principal Owners related to S Corporation distributions.

(2) Does not include an aggregate of 685,000 shares of Class A Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan, 439,085 of which are subject to outstanding options as of the date hereof. See "Management -- 1996 Stock Incentive Plan."

(3) The Company currently utilizes the LIFO Method of accounting for financial statement and tax reporting (see Note 2 of the Notes to the Company's Combined Financial Statements). Commencing January 1, 1997, the Company intends to file an election with the IRS to convert to the FIFO Method and change its method of accounting to the industry standard FIFO Method for financial statement and tax reporting. Had the Company used the FIFO Method, total shareholders' equity at September 30, 1996 would have been $3.0 million higher.

                                    DILUTION

    The pro forma net tangible book value of the Company's Common Stock at September 30, 1996, was $762,000, or $0.19 per share. Pro forma net tangible book value per share of Common Stock represents the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding, assuming the Restructuring had taken place as of that date. Without taking into account any change in pro forma net tangible book value subsequent to September 30, 1996, other than to give effect to the Offering by the Company of 2,500,000 shares of Class A Common Stock to the public at the initial public offering price of $11.00 per share and the receipt by the Company of the net proceeds therefrom (after deducting the underwriting discounts and commissions and estimated expenses of the public offering payable by the Company), the pro forma net tangible book value of the Company would have been $3.82 per share. This amount represents an immediate increase in the pro forma net tangible book value of $3.63 per share to the existing shareholders and an immediate dilution of $7.18 per share to new investors purchasing shares of Class A Common Stock at the initial public offering price. The Company currently utilizes the LIFO Method of accounting (See Note 2 to the Company's Combined Financial Statements). Had the Company used a FIFO Method as it intends to elect commencing January 1, 1997, total shareholders' equity at September 30, 1996 would have been $3.0 million higher.

    The following table calculates dilution by subtracting net tangible book value per share after the Offering on both the LIFO and FIFO Methods, from the initial public offering price.

                                                                                 LIFO METHOD           FIFO METHOD
                                                                             --------------------  --------------------
Initial public offering price per share...............................................  $   11.00             $   11.00
  Pro forma net tangible book value as of September 30, 1996(1)............  $    0.19             $    0.91
  Increase attributable to new investors...................................  $    3.63             $    3.36
Pro forma net tangible book value after the Offering..................................  $    3.82             $    4.27
                                                                                        ---------             ---------
Dilution per share to new investors...................................................  $    7.18             $    6.73
                                                                                        ---------             ---------
                                                                                        ---------             ---------

    The following table summarizes, on a pro forma basis as of September 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing stockholders and by purchasers of the shares offered by the Company hereby (at the initial public offering price of $11.00 per share).

                                                      SHARES PURCHASED(2)            CASH PAID(3)            AVERAGE
                                                    ------------------------  ---------------------------   PRICE PER
                                                      NUMBER       PERCENT        AMOUNT        PERCENT       SHARE
                                                    -----------  -----------  --------------  -----------  -----------
Existing shareholders.............................    4,110,000       62.2%   $      948,000        3.3%    $    0.23
New investors.....................................    2,500,000       37.8        27,500,000       96.7         11.00
                                                    -----------    -----      --------------    -----
    Total.........................................    6,610,000      100.0%   $   28,448,000      100.0%
                                                    -----------    -----      --------------    -----
                                                    -----------    -----      --------------    -----

------------------------------
(1) Prior to the date of this prospectus, the Company and other affiliated entities declared distributions to the Principal Owners, including existing shareholders, of the remaining undistributed taxable income of the Company and of the other affiliated entities of approximately $3.2 million with respect to 1996 earnings through September 30, 1996. The pro forma net tangible book value as of September 30, 1996 reflects this distribution.

(2) Does not include an aggregate of 685,000 shares of Class A Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan, 439,085 of which are subject to options outstanding as of September 30, 1996, with a weighted average exercise price of $3.11 per share. If all such options were deemed to be exercised and proceeds were received therefrom, dilution per share to new investors would be $7.23 (LIFO Method) or $6.80 (FIFO Method). See "Management -- 1996 Stock Incentive Plan."

(3) Does not reflect deduction of underwriting discounts and commissions or estimated offering expenses.

                        SELECTED COMBINED FINANCIAL DATA

    The following selected combined financial data presented below under the captions "Combined Statement of Operations Data" and "Combined Balance Sheet Data" for and as of the end of each of the years in the four-year period ended December 31, 1995, and for and as of the end of the nine month period ended September 30, 1996, are derived from the combined financial statements of Lithia Motors, Inc. and its affiliated companies, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The following selected combined historical financial information for the nine months ended September 30, 1995 have been derived from unaudited financial statements that, in the opinion of management of the Company, reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information for such periods and as of such dates. The combined historical results for the nine months ended September 30, 1996 are not necessarily indicative of results for a full fiscal year. The combined financial statements as of December 31, 1994 and 1995 and for each of the years in the three-year period then ended, and as of September 30, 1996 and for the nine months ended, September 30, 1995 and 1996 and the reports thereon, are included elsewhere in this Prospectus. The following combined selected financial data should be read in conjunction with the Combined Financial Statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere herein.

                                                                                                      NINE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                              -----------------------------------------------------  --------------------
                                                1991       1992       1993       1994       1995       1995       1996
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
COMBINED STATEMENT OF OPERATIONS DATA:
Sales:
  New vehicles..............................  $  28,946  $  34,479  $  42,663  $  51,154  $  53,277  $  39,824  $  48,006
  Used vehicles.............................     23,369     29,930     34,986     42,381     44,061     33,246     43,470
  Other operating revenues..................     11,772     15,030     14,590     15,888     16,858     12,751     14,090
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total sales...........................     64,087     79,439     92,239    109,423    114,196     85,821    105,566
Cost of sales...............................     53,023     65,417     74,780     90,324     93,132     70,367     87,306
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit(1).............................     11,064     14,022     17,459     19,099     21,064     15,454     18,260
Selling, general and administrative(2)......     11,563     14,124     15,122     15,174     16,735     12,064     14,474
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income (loss).....................       (499)      (102)     2,337      3,925      4,329      3,390      3,786
Interest income.............................        308        161        216         99        179        102        176
Interest expense............................       (784)      (743)    (1,374)      (954)    (1,390)      (797)    (1,013)
Other income, net...........................      1,204      1,200        607        902      1,035        555        482
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before minority interest.............        229        516      1,786      3,972      4,153      3,250      3,431
Minority interest...........................        (49)      (168)      (233)      (458)      (778)      (597)      (627)
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income(1)(2)............................  $     180  $     348  $   1,553  $   3,514  $   3,375  $   2,653  $   2,804
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
PRO FORMA COMBINED STATEMENT OF OPERATIONS
 DATA:
Income before taxes, and minority interest,
 as reported................................                        $   1,786  $   3,972  $   4,153  $   3,250  $   3,431
Pro forma provision for taxes(3)............                             (697)    (1,521)    (1,598)    (1,254)    (1,335)
Pro forma minority interest.................                             (142)      (283)      (479)      (368)      (383)
                                                                    ---------  ---------  ---------  ---------  ---------
Pro forma net income........................                        $     947  $   2,168  $   2,076  $   1,628  $   1,713
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------  ---------
Pro forma net income per share..............                                              $    0.42  $    0.33  $    0.35
Weighted average shares outstanding(4)......                                                  4,893      4,893      4,893

                                                               AS OF DECEMBER 31,
                                              -----------------------------------------------------         AS OF
                                                1991       1992       1993       1994       1995     SEPTEMBER 30, 1996
                                              ---------  ---------  ---------  ---------  ---------  -------------------
                                                                            (IN THOUSANDS)
COMBINED BALANCE SHEET DATA:
Working capital.............................  $   2,339  $   1,369  $      13  $   6,034  $   7,761       $   9,946
Total assets................................     21,080     24,955     33,381     36,659     39,222          37,922
Total long-term debt, less current
 maturities.................................      3,124      4,012      3,789      6,748     10,743           8,010
Total shareholders' equity..................      1,628      1,238      1,184      2,803        851           3,080

------------------------------
(1) The Company utilizes the LIFO Method. See Note 2 to the Company's Combined Financial Statements. Commencing January 1, 1997, the Company intends to file an election with the IRS to convert to the FIFO Method for tax and financial reporting. If it had previously utilized the FIFO Method, gross profit for the five years ended December 31, 1995 would have been $11.4 million, $14.5 million, $18.0 million, $19.7 million and $20.6 million, and $15.2 million and $18.2 million for the nine months ended September 30, 1995 and 1996, respectively. Net income for the five years ended December 31, 1995 would have been $527,000, $733,000, $2.1 million, $4.1 million, and $2.9 million, respectively and $2.4 million and $2.7 million for the nine months ended September 30, 1995 and 1996, respectively.

(2) Prior to 1994, the Company and its affiliated entities paid cash bonuses to their shareholders and members in amounts approximating their respective income tax liability on their undistributed earnings ($532,000 in 1991, $640,000 in 1992, and $1.0 million in 1993), in addition to their normal salaries. These cash bonuses are reflected in the selling, general and administrative expense above. In 1994 and subsequent periods, cash to meet the shareholders' and members' tax liabilities was distributed to the shareholders and members as dividends. The Company believes that for a fair evaluation of its historical performance, results for 1991, 1992 and 1993 should be adjusted to eliminate such bonus payments.

(3) The Company was an S Corporation and accordingly was not subject to federal and state income taxes during the periods indicated. Pro forma net income reflects federal and state income taxes as if the Company had been a C Corporation, based on the effective tax rates that would have been in effect during these periods. See "Company Restructuring and Prior S Corporation Status" and Notes 1 and 10 to the Company's Combined Financial Statements.

(4) See Note 1 to the Company's Combined Financial Statements for the calculation of weighted average shares outstanding.

                PRO FORMA COMBINED AND CONDENSED FINANCIAL DATA

    The following unaudited pro forma combined and condensed statements of operations for the year ended December 31, 1995 and for the nine months ended September 30, 1996 reflect the historical accounts of the Company for those periods adjusted to give pro forma effect to the Acquisitions, the conversion to the FIFO Method (to be effective January 1, 1997), the Restructuring and the Offering, as if these transactions had occurred as of January 1, 1995.

    The Restructuring has resulted in all of the Company's outstanding shares of Class B Common Stock being transferred to Lithia Holding. The various Company's dealership agreements with manufacturers provide that there can be no change in control or ownership of the Company without the manufacturers' consent. Certain manufacturers have not consented to the Restructuring and approvals from Saturn and Ford were not received prior to the Restructuring. Because of the Company's current relationship with each of these manufacturers and Oregon franchise law that appears to permit reorganizations such as the Restructuring, the Company does not expect such manufacturers to terminate their franchise agreements, although no assurance can be given in that regard. Any termination of a franchise agreement could have a material adverse effect on the Company's revenues and earnings.

    The following unaudited pro forma combined balance sheet as of September 30, 1996 reflects the historical accounts of the Company as of that date adjusted to give pro forma effect to the Acquisitions, the conversion to the FIFO Method of accounting (to be effective January 1, 1997), the Restructuring and the Offering, as if they had occurred as of September 30, 1996.

    The unaudited pro forma combined and condensed financial data and accompanying notes should be read in conjunction with the Combined Financial Statements of the Company and the related notes as well as the combined financial statements and related notes of Melody Vacaville, Inc., Roberts Dodge, Inc., and Sam Linder, Inc. all of which are included elsewhere in this Prospectus. The Company believes that the assumptions used in the following statements provide a reasonable basis on which to present the pro forma financial data. The pro forma combined financial data is provided for informational purposes only and should not be construed to be indicative of the Company's financial condition or results of operations had the transactions and events described above been consummated on the dates assumed and are not intended to project the Company's financial condition on any future date or results of operations for any future period.

            PRO FORMA COMBINED AND CONDENSED STATEMENT OF OPERATIONS

                                                                YEAR ENDED DECEMBER 31, 1995
                              -------------------------------------------------------------------------------------------------
                                                                ACTUAL
                                                    ------------------------------
                                    COMPANY          MELODY    ROBERTS      SAM                               PRO
                              -------------------   VACAVILLE,  DODGE,    LINDER,         PRO FORMA          FORMA       PRO
                               ACTUAL    ADJUSTED(1) INC.(2)   INC.(2)    INC.(2)        ADJUSTMENTS        ACQUISITIONS  FORMA
                              --------   --------   --------   --------   --------   -------------------    --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales:
  New vehicle...............  $ 53,277   $53,277    $18,126    $ 15,848   $ 12,656   $ (3,069)(3)           $96,838    $ 96,838
  Used vehicle..............    44,061    44,061      6,015      12,151     10,234      --                   72,461      72,461
  Other operating revenue...    16,858    16,858      3,669       3,895      3,967       (518)(3)            27,871      27,871
                              --------   --------   --------   --------   --------    -------               --------   --------
      Total sales...........   114,196   114,196     27,810      31,894     26,857     (3,587)(3)           197,170     197,170
Cost of sales...............    93,132    93,558     24,858      27,270     22,646     (3,237)(3)(4)        165,095     165,095
                              --------   --------   --------   --------   --------    -------               --------   --------
Gross profit................    21,064    20,638      2,952       4,624      4,211       (350)               32,075      32,075
Selling, general and
 administrative.............    16,735    16,735      4,254       3,828      3,928       (400)(3)(5)(6)      28,345      28,345
                              --------   --------   --------   --------   --------    -------               --------   --------
Operating income (loss).....     4,329     3,903     (1,302)        796        283         50                 3,730       3,730
Other income (expense),
 net........................      (176)     (176)      (310)       (527)      (347)       695(2)(3)(5)         (665)       (665)
                              --------   --------   --------   --------   --------    -------               --------   --------
Income (loss) before
 minority interest and
 income taxes...............     4,153     3,727     (1,612)        269        (64)       745                 3,065       3,065
                              --------   --------   --------   --------   --------    -------               --------   --------
Minority interest...........      (778)     (778)     --          --         --         --                     (778)      --
Income taxes(7).............     --        --         --          --         --         --                    --         (1,165)
                              --------   --------   --------   --------   --------    -------               --------   --------
Net income (loss)...........  $  3,375   $ 2,949    $(1,612)   $    269   $    (64)  $    745               $ 2,287    $  1,900
                              --------   --------   --------   --------   --------    -------               --------   --------
                              --------   --------   --------   --------   --------    -------               --------   --------
Net income per share................................................................................................   $   0.27
                                                                                                                       --------
                                                                                                                       --------
Weighted average shares outstanding(8)..............................................................................      6,925

            PRO FORMA COMBINED AND CONDENSED STATEMENT OF OPERATIONS

                                                             NINE MONTHS ENDED SEPTEMBER 30, 1996
                              --------------------------------------------------------------------------------------------------
                                                                ACTUAL
                                                    ------------------------------
                                    COMPANY          MELODY    ROBERTS      SAM                                PRO
                              -------------------   VACAVILLE,  DODGE,    LINDER,         PRO FORMA           FORMA       PRO
                               ACTUAL    ADJUSTED(1) INC.(2)   INC.(2)    INC.(2)        ADJUSTMENTS         ACQUISITIONS  FORMA
                              --------   --------   --------   --------   --------   -------------------     --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales:
  New vehicles..............  $ 48,006   $48,006    $14,706    $ 14,290   $ 10,517   $ (1,650)(3)            $85,869    $85,869
  Used vehicles.............    43,470    43,470      5,253       8,482      7,098      --                    64,303     64,303
  Other operating
   revenues.................    14,090    14,090      3,063       3,250      2,913       (372)(3)             22,944     22,944
                              --------   --------   --------   --------   --------    -------                --------   --------
    Total sales.............   105,566   105,566     23,022      26,022     20,528     (2,022)(3)            173,116    173,116
                              --------   --------   --------   --------   --------    -------                --------   --------
Cost of sales...............    87,306    87,392     20,786      22,136     17,360     (1,821)(3)(4)         145,853    145,853
                              --------   --------   --------   --------   --------    -------                --------   --------
Gross profit................    18,260    18,174      2,236       3,886      3,168       (201)                27,263     27,263
Selling, general and
 administrative.............    14,474    14,474      2,777       3,152      2,868       (410)(3)(5)(6)       22,861     22,861
                              --------   --------   --------   --------   --------    -------                --------   --------
Operating income (loss).....     3,786     3,700       (541)        734        300        209                  4,402      4,402
Other income (expense),
 net........................      (355)     (355)      (119)       (371)      (146)       443(2)(3)(5)          (548)      (548)
                              --------   --------   --------   --------   --------    -------                --------   --------
Income (loss) before
 minority interest and
 income taxes...............     3,431     3,345       (660)        363        154        652                  3,854      3,854
                              --------   --------   --------   --------   --------    -------                --------   --------
Minority interest...........      (627)     (627)     --          --         --         --                      (627)     --
Income taxes(7).............     --        --         --          --         --         --                     --        (1,465)
                              --------   --------   --------   --------   --------    -------                --------   --------
  Net income (loss).........  $  2,804   $ 2,718    $  (660)   $    363   $    154   $    652                $ 3,227    $ 2,389
                              --------   --------   --------   --------   --------    -------                --------   --------
                              --------   --------   --------   --------   --------    -------                --------   --------
Net income per share.................................................................................................   $  0.35
Weighted average shares outstanding(8)...............................................................................     6,925

------------------------------
(1) Reflects the conversion of the Company from the LIFO Method of inventory accounting to the FIFO Method. Under the FIFO Method, cost of sales would have been higher by $426,000 and $86,000 for the year ended December 31, 1995, and the nine month period ended September 30, 1996, respectively. The Company intends to convert to the FIFO Method effective January 1, 1997.

(2) The Company will use the proceeds from the Offering primarily to acquire dealerships in the future. The pro forma statements of operations shown above assumes that approximately $9.6 million will be used to acquire the three new dealerships. Until the remaining proceeds are used to acquire other dealerships, the Company intends to reduce floor plan debt with its bank by approximately $5.7 million. See "Use of Proceeds." Partially offsetting the decrease in floor plan financing will be an increase in floor plan debt to finance the purchase of new vehicle inventory related to the three new dealerships. See Footnotes 2 and 3 to the Pro Forma Combined Balance Sheet below. Interest expense associated with such debt is reflected in the acquired companies' actual results of operations for each period.

(3) Reflects adjustment to sales, cost of sales, selling, general and administrative, and other direct expenses for General Motors products which the Company will not acquire from Sam Linder, Inc. Amounts total $3.6 million, $3.2 million, $246,000 and $36,000 and $2.0 million, $1.7 million, $155,000, and $34,000 for the year ended December 31, 1995 and the nine month period ended September 30, 1996, respectively.

(4) Reflects the conversion of Melody Vacaville, Inc. and Sam Linder, Inc. from the LIFO Method of inventory accounting to the FIFO Method. Under the FIFO Method, cost of sales would have been lower by $19,000, and $122,000 for the year ended December 31, 1995 and the nine month period ended September 30, 1996, respectively. The Company intends to convert to the FIFO Method effective January 1, 1997.

(5) Reflects the Company's estimate of the net deductions from selling, general and administrative expenses and reductions in interest expense which would have occurred if the Offering had been effected as of the beginning of each period and consists of (a) an elimination of certain owners tax payment bonuses and (b) a net reduction in interest expense reflecting a lower interest rate on floor plan debt currently available to the Company on the acquired companies' flooring debt. The reduction in expenses include:

                                                                  YEAR ENDED      NINE MONTHS ENDED
                                                               DECEMBER 31, 1995  SEPTEMBER 30, 1996
                                                               -----------------  ------------------
Management compensation......................................      $ 277,000          $  347,000
Interest expense.............................................      $ 160,000          $   35,000

   The net reduction in interest expense was calculated based on an average floor plan debt of approximately $10.6 million at the differential in interest rate in effect during each respective period from the variable rate currently available to the Company. Had the interest rate to the Company been
   12.5 basis points higher, the interest expense saving would have been $147,000 and $23,000, for the year ended December 31, 1995 and for the nine months ended September 30, 1996, respectively.

(6) Reflects amortization as if Melody Vacaville, Inc., Roberts Dodge, Inc., and Sam Linder, Inc. had been acquired as of January 1, 1995. The pro forma amortization for the year ended December 31, 1995 and the nine-month period ended September 30, 1996 reflects additional amortization of approximately $123,000 and $92,000, respectively, associated with intangible assets, which assets consist largely of goodwill, resulting from the acquisition of Melody Vacaville, Inc., Roberts Dodge, Inc. and Sam Linder, Inc. Such costs are being amortized over a 40-year period. See Note 4 to Pro Forma Combined and Condensed Balance Sheet.

(7) The Company and each of the Acquisitions are S Corporations and accordingly not subject to federal and state income taxes during the period indicated. This reflects the federal and state income taxes as if the Company were and the each of the Acquisitions had been C Corporations based on a 38% effective rate assumed during the period.

(8) Pro forma earnings per share are based upon the assumption that 6,610,000 shares of Common Stock and 439,085 of options are outstanding for each period. This amount represents the shares to be issued in the Offering (2,500,000) the number of shares of Common Stock owned by the Company's stockholders immediately following the Restructuring (4,110,000), and common equivalent shares from stock options outstanding is calculated using the treasury stock method.

                 PRO FORMA COMBINED AND CONDENSED BALANCE SHEET

                                                                AS OF SEPTEMBER 30, 1996
                                         ----------------------------------------------------------------------
                                                             RESTRUCTURING
                                            ACTUAL           AND OFFERING         ACQUISITIONS       PRO FORMA
                                         ------------     -------------------     -------------     -----------
                                                                     (IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents............. $      9,822     $   3,626(1)(2)         $  (11,430)(3)(4) $    2,018
  Receivables...........................        2,773        --                       --                 2,773
  Inventories...........................       15,517        --                       13,690(4)(5)      29,207
  Vehicles leased to others.............        4,099        --                       --                 4,099
  Other current assets..................          775         1,430(6)                (1,430)(5)           775
                                         ------------      --------               -------------     -----------
    Total current assets................       32,986         5,056                      830            38,872
Net property, plant and equipment.......        1,269        --                        6,180(3)(4)       7,449
Vehicles leased to other, less current
 portion................................        2,207        --                       --                 2,207
Goodwill, net; and other assets.........        1,460        --                        4,920(3)          6,380
                                         ------------      --------               -------------     -----------
      Total assets...................... $     37,922     $   5,056               $   11,930        $   54,908
                                         ------------      --------               -------------     -----------
                                         ------------      --------               -------------     -----------

LIABILITIES, MINORITY INTEREST AND OWNERS'/SHAREHOLDERS EQUITY
Current Liabilities:
  Notes Payable......................... $      3,044     $  --                   $   --            $    3,044
  Flooring notes payable................       13,495       (13,495)(1)                5,400(3)          5,400
  Current maturities of long-term
   debt.................................        2,713        --                       --                 2,713
  Accounts payable......................        1,387        --                       --                 1,387
  Accrued expenses and other
   liabilities..........................        2,401        --                          398(5)          2,799
                                         ------------      --------               -------------     -----------
    Total current liabilities...........       23,040       (13,495)                   5,798            15,343
Long-term debt, excluding current
 maturities.............................        8,010        (3,153)(1)(7)(8)          3,150(3)(4)       8,007
Other long-term liabilities.............        2,555           598(6)                --                 3,153
                                         ------------      --------               -------------     -----------
    Total liabilities...................       33,605       (16,050)                   8,948            26,503
                                         ------------      --------               -------------     -----------
Minority interest.......................        1,237        (1,237)(7)               --                --
                                         ------------      --------               -------------     -----------
Owners'/Shareholders' Equity:
  Preferred stock.......................      --             --                                         --
  Common stock..........................          801        24,622(2)(7)             --                25,423
  Retained earnings.....................        2,279        (2,279)(6)(7)(8)          2,982(5)          2,982
                                         ------------      --------               -------------     -----------
    Total owners'/shareholders'
     equity.............................        3,080        22,343                    2,982            28,405
                                         ------------      --------               -------------     -----------
      Total liabilities and
       owners'/shareholders' equity..... $     37,922     $   5,056               $   11,930        $   54,908
                                         ------------      --------               -------------     -----------
                                         ------------      --------               -------------     -----------

------------------------------
(1) Reflects the application of the estimated net proceeds of the Offering of which approximately $13.5 million will be used to reduce floor plan debt, approximately $3.2 million to pay current shareholders substantially all of the undistributed cumulative taxable income, approximately $1.9 million to pay notes to Principal Owners for all previously taxed undistributed earnings, approximately $1.3 million to pay notes to other affiliates, and approximately $1.0 million to reduce a note payable for the acquisition of a minority interest.

(2) Reflects the issuance of 2,500,000 shares of Common Stock at the initial public offering price of $11.00 per share, net of estimated underwriting discounts and commissions and offering expenses.

(3) Reflects the preliminary allocation of the Melody Vacaville, Inc., Roberts Dodge, Inc. and Sam Linder, Inc. aggregate purchase price based on the estimated fair value of assets acquired. The purchase price consists of the following:

                                                                MELODY
                                                              VACAVILLE,    SAM LINDER,    ROBERTS
                                                                 INC.          INC.      DODGE, INC.
                                                             -------------  -----------  -----------
Estimated total consideration..............................   $ 6,125,000    $3,215,000   $7,940,000
Less estimated fair value of assets acquired...............     4,005,000     2,315,000    6,040,000
                                                             -------------  -----------  -----------
Excess of purchase price over fair value of tangible assets
 acquired..................................................   $ 2,120,000    $ 900,000    $1,900,000
                                                             -------------  -----------  -----------
                                                             -------------  -----------  -----------

    The Company is purchasing new vehicle and parts inventories, certain real property and equipment, goodwill and dealer agreements, and may purchase some or all of the used vehicle inventory. The excess of the purchase price over the fair value of tangible assets acquired will be allocated to intangible assets, primarily goodwill. Fair value of assets acquired primarily represents the estimated fair value of the parts inventory and certain property and equipment. Vehicle inventory, which at September 30, 1996, approximated $10,151,000, will be financed with floor plan debt. Approximately $9.6 million will be utilized to acquire Melody Vacaville, Inc., Roberts Dodge, Inc. and Sam Linder, Inc. See "Recent and Pending Acquisitions" and "Use of Proceeds."

(4) Reflects the purchase of the land and improvements of the Company's new body and paint shop (under construction) and an additional vacant parcel of land held for future development for approximately $2.7 million, $1.8 million in cash and $900,000 in notes payable.

(5) Reflects the conversion of the Company, Melody Vacaville, Inc., and Sam Linder, Inc. from the LIFO Method of inventory accounting to the FIFO Method. Under the FIFO Method, inventory, shareholders' equity and current deferred tax liability would have been higher by approximately $4.8 million, $3.0 million and $1.8 million, respectively. The Company intends to convert to the FIFO Method effective January 1, 1997.

(6) Represents the establishment of a deferred income tax asset of $1.4 million and a non-current deferred income tax liability of $598,000 to effect the Company's conversion to C Corporation status.

(7) Reflects the acquisition of a minority interest in Lithia TLM, L.L.C. in the amount of approximately $1.0 million, the transfer of all other interests in the affiliated entities to Lithia Motors, Inc. (see "Company Restructuring and Prior S Corporation Status") in the amount of approximately $300,000, and the transfer of the remaining accumulated deficit to common stock.

(8) Reflects the estimated distribution of $3.2 million to its current shareholders of substantially all of the undistributed cumulative taxable income through the date of the termination of the S Corporation election that has been taxed or is taxable to its current shareholders.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following should be read in conjunction with the Combined Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. The following includes a discussion of certain significant business trends and uncertainties as well as other forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors."

GENERAL

    Lithia Motors is the largest retailer of new and used vehicles in Southwest Oregon, offering 15 domestic and imported makes of new automobiles and light trucks at eight locations. As an integral part of its operations, the Company arranges related financing and insurance and sells parts, service and ancillary products. Most of the Company's operations are currently located in Medford, Oregon, where it has a market share of over 40%. The Company has grown primarily by successfully acquiring and integrating dealerships and by obtaining new dealer franchises although all material acquisitions preceded or were consummated after the fiscal periods discussed in this Section. Since September 30, 1996, the Company has acquired Melody Toyota and Kia in Vacaville, California and Roberts Dodge in Eugene, Oregon and has entered into an agreement to acquire Linder Honda in Salinas, California. The Company's strategy is to become a leading acquiror of dealerships in medium-sized markets in the western United States.

    The following table sets forth selected condensed financial data expressed as a percentage of total sales for the periods indicated for the average automotive dealer in the United States.

                            AVERAGE U.S. DEALERSHIP

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------------
                                                                                      1993         1994         1995
                                                                                   -----------  -----------  -----------
STATEMENT OF OPERATIONS DATA:
Sales:
  New vehicles...................................................................       60.0%        60.3%        58.6%
  Used vehicles..................................................................       26.4         26.9         29.0
  Parts and service, other.......................................................       13.6         12.8         12.4
                                                                                       -----        -----        -----
    Total sales..................................................................      100.0%       100.0%       100.0%
Gross profit.....................................................................       13.4         13.1         12.9
Total dealership expense.........................................................       11.8         11.3         11.5
                                                                                       -----        -----        -----
Income before taxes..............................................................        1.6%         1.8%         1.4%
                                                                                       -----        -----        -----
                                                                                       -----        -----        -----

------------------------
Source: AUTOMOTIVE EXECUTIVE/August 1996; NADA Industry Analysis Division

THE COMPANY

    The following table sets forth selected condensed financial data for the Company expressed as a percentage of total sales for the periods indicated below. Gross profit and pre-tax profit margins are presented on the LIFO Method and before minority interest.

                              LITHIA MOTORS, INC.

                                                                                                      NINE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                                            -------------------------------------  ------------------------
                                                               1993         1994         1995         1995         1996
                                                            -----------  -----------  -----------  -----------  -----------
STATEMENT OF OPERATIONS DATA:
Sales:
  New vehicles............................................       46.3%        46.8%        46.6%        46.5%        45.4%
  Used vehicles...........................................       37.9         38.7         38.6         38.7         41.2
  Parts and service.......................................        9.2          9.1          9.6          9.5          9.0
  Finance, insurance and other............................        6.6          5.4          5.2          5.3          4.4
                                                                -----        -----        -----        -----        -----
      Total sales.........................................      100.0%       100.0%       100.0%       100.0%       100.0%
Gross profit..............................................       18.9         17.5         18.4         18.0         17.2
Selling, general and administrative expenses..............       16.4         13.9         14.6         14.0         13.7
                                                                -----        -----        -----        -----        -----
Operating income..........................................        2.5          3.6          3.8          4.0          3.5
Other income (expense), net...............................       (0.6)         0.0         (0.2)        (0.2)        (0.3)
                                                                -----        -----        -----        -----        -----
Income before taxes and minority interest.................        1.9%         3.6%         3.6%         3.8%         3.2%
                                                                -----        -----        -----        -----        -----
                                                                -----        -----        -----        -----        -----

    The following table sets forth selected condensed financial data for the Company expressed as a percentage of total sales for the periods indicated below. Gross profit and pre-tax profit margins are presented on the FIFO Method and before minority interest to permit comparisons to U.S. industry data.

                                                                                                      NINE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                                            -------------------------------------  ------------------------
                                                               1993         1994         1995         1995         1996
                                                            -----------  -----------  -----------  -----------  -----------
STATEMENT OF OPERATIONS DATA:
Total sales...............................................      100.0%       100.0%       100.0%       100.0%       100.0%
Gross profit(1)...........................................       19.5         18.0         18.1         17.7         17.2
Selling, general and administrative expenses..............       16.4         13.9         14.7         14.0         13.7
                                                                -----        -----        -----        -----        -----
Operating income(1).......................................        3.1          4.1          3.4          3.7          3.5
Other income (expense), net...............................       (0.6)         0.1         (0.2)        (0.2)        (0.3)
                                                                -----        -----        -----        -----        -----
Income before taxes and minority interest(1)..............        2.5%         4.2%         3.2%         3.5%         3.2%
                                                                -----        -----        -----        -----        -----
                                                                -----        -----        -----        -----        -----

------------------------
(1) Using the FIFO Method of accounting for inventory to permit comparisons to U.S. industry data. The Company currently uses the LIFO Method for tax and financial reporting purposes but will convert to the FIFO Method effective January 1, 1997.

    New vehicle revenues include sales of new vehicles (other than "book only" fleet sales), at retail. "Book only" fleet sales are transactions in which vehicles are delivered directly to the purchasers and title is never acquired by the Company. Used vehicle revenues include amounts received for used vehicles sold to wholesale and retail customers. Finance, insurance and other revenues include fees and commissions from finance and insurance ("F&I") transactions, sales of the Company's extended service contracts for vehicles, and "book only" fleet sales, net. The Company recognizes revenue attributable to sales of its service contracts over the term of the contracts for accounting purposes, although it receives payment in full at the time of the sale. For vehicle financing contracts and leases, the Company receives either a fee or a spread from the lender for originating and assigning the loan or lease but is assessed a chargeback fee by the lender if a loan is cancelled, in most cases, within 120 days of making the loan. Early cancellation can result from early repayment because of refinancing of the loan, selling or trade-in of the vehicle or default on the loan.

    The Company currently utilizes the LIFO (Last In-First Out) method of accounting for inventory ("LIFO Method"), but will convert to the specific identification method of accounting for vehicles and the FIFO (First In-First
Out) method of accounting for parts (herein collectively referred to as the "FIFO Method"), effective January 1, 1997. If the FIFO Method of inventory accounting had been used by the Company in prior periods, income before taxes and minority interest would have been higher (lower) by $557,000, $615,000, and $(426,000) for the years ended December 31, 1993, 1994, and 1995, respectively and $(243,000) and $(86,000) for the nine months ended September 30, 1995 and 1996, respectively, from the reported results under the LIFO Method. In the analysis of annual and interim results, the Company has provided a discussion of gross profits on the FIFO Method as well on the LIFO Method because management believes that in assessing trends and comparing the Company's performance with prior periods or with industry data, FIFO Method data should be considered. Further, commencing January 1, 1997, the Company will utilize the FIFO Method of accounting for both book and tax purposes.

    At each of its dealership locations, the Company's management focuses on maximizing profitability in each area of operations rather than on the volume of vehicle sales. The key factors affecting the Company's profitability are its dominant market share for the new vehicle brands it sells and its focused efforts to increase the sales of used vehicles, F&I and ancillary products.

    The average gross profit margin obtained by franchised automobile dealers in the United States on sales of new vehicles has declined from over 7.0% in 1991 to 6.5% in 1995. The Company's gross profit margin (on the LIFO Method) on new vehicle sales was 13.8% for 1995 (12.8% on the FIFO Method) and 13.6% for the first nine months of 1996 (13.2% on the FIFO Method). The Company's gross profit margin on new vehicle sales has consistently been higher than the industry average.

    The Company's gross profit margin (on the LIFO Method) on used vehicle sales was 11.5% (11.7% on the FIFO Method) for 1995 and 10.5% (10.7% on the FIFO Method) for the first nine months of 1996. Excluding sales to wholesalers (which are frequently at or close to cost), the Company's gross profit margin (on the LIFO Method) in 1995 and for the first nine months of 1996 was 13.2% (13.5% on the FIFO Method) and 12.3% (12.6% on the FIFO Method), respectively. The industry average (on the FIFO Method) in 1995 was 11.5%. See "Business -- Dealership Operations."

    The Company's salary expense, employee benefit costs and advertising expenses comprise the majority of its selling, general and administrative ("SG&A") expense. The Company's interest expense fluctuates primarily based on the level of debt required to support the inventory of new and used vehicles at its dealerships and vehicles leased to others.

    The Company and its affiliated entities have been treated for federal income tax purposes as S Corporations or as partnerships under the Internal Revenue Code since their inception and, as a result, have not been subject to federal or certain state income taxes. Accordingly, the following discussion of the Company's historical results of operations does not include a discussion of income tax expense. Immediately before the completion of this Offering and in connection with the Restructuring, the Company and its affiliated entities that are S Corporations will terminate their status as S Corporations and will thereafter be subject to federal and state income tax at applicable C Corporation rates. Prior to 1994, the shareholders and members of the Company and the affiliated entities each received substantial year-end tax payment bonuses to provide the cash to pay income taxes on the Company's and affiliated entities income which was taxable to the principals. Such payments were reflected in SG&A expense. See "Management--Executive Compensation."

    The Company has accounted for each of its acquisitions prior to 1993 by the purchase method of accounting, and, as a result, does not include in its financial statements the results of operations of these dealerships prior to the date they were acquired by the Company. The combined financial statements of the Company reflect the results of operations, financial position and cash flows of each of the Company's dealerships and those of its affiliated entities whose operations will be combined under the Restructuring, using an "as if" pooling of interest basis of accounting.

    The Company has undertaken the Restructuring (see "Company Restructuring and Prior S Corporation Status") in connection with the public offering of its Class A Common Stock which, among other steps, has resulted in all of the Company's outstanding shares of Class B Common Stock being transferred to Lithia Holding. The various Company's dealership agreements with manufacturers provide that there can be no change in control or ownership of the Company without the manufacturers' consent. Certain manufacturers have not consented to the Restructuring and approvals from Saturn and Ford were not received prior to the Restructuring. Because of the Company's current relationship with each of these manufacturers and Oregon franchise law that appears to permit reorganizations such as the Restructuring, the Company does not expect such manufacturers to terminate their franchise agreements, although no assurance can be given in that regard. Any termination of a franchise agreement could have a material adverse effect on the Company's revenues and earnings.

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

REVENUES

    Revenues increased in each of the Company's operating segments for the first nine months of 1996 as compared to the first nine months of 1995, resulting in total sales increasing 23.0% to $105.6 million. New vehicle sales revenue increased 20.5% in the first nine months of 1996 to $48.0 million, compared with $39.8 million for the first nine months of 1995. The increase in sales was due primarily to increased unit sales (18.0%) which resulted from higher levels of promotional activity for certain popular brands and, to a much lesser extent, an increase in the average per unit sales price (2.1%).

    Used vehicle sales increased by 30.8% in the first nine months of 1996 to $43.5 million, compared with $33.2 million in the first nine months of 1995. The increase in sales was due primarily to the availability in the 1996 period of an increasing number of late-model used vehicles which were in high demand by consumers. Increased used vehicle revenue was attributable primarily to unit sales increases (19.5%) and, to a lesser extent, an increase in the average per unit sales price (9.4%).

    The Company's other operating revenue increased 10.2% to $14.1 million in the first nine months of 1996, from $12.8 million in the first nine months of 1995, due to an increased number of F&I transactions and to a lesser extent, an increase in revenues derived from service department maintenance and repairs.

GROSS PROFIT

    Gross profit (on the LIFO Method) increased 18.2% for the first nine months of 1996 to $18.3 million, compared with $15.5 million for the first nine months of 1995, primarily because of the increase in new and used vehicle sales during the period. Gross profit margin decreased from 18.0% for the first nine months in 1995 to 17.3% for the first nine months of 1996. The decrease in gross profit margin was primarily caused by a reduction in profit margins on used vehicle sales and other operating revenue, partially offset by an increase in gross profit margin on new vehicles sales. Gross profit margin in 1995 was favorably impacted by the reduction in new vehicle inventory during the period which resulted in historically lower vehicle inventory costs flowing through cost of sales.

    Gross profit (on the FIFO Method) increased 19.5% for the first nine months of 1996 to $18.2 million, compared with $15.2 million for the first nine months of 1995, primarily because of the increase in new and used vehicle sales during the period. Gross profit margin decreased from 17.7% for the first nine months in 1995 to 17.2% for the first nine months of 1996. The decrease in gross profit margin was primarily caused by a reduction in gross profit margins on used vehicles sales and other operating revenue, partially offset by an increase in gross profit margin on sales of new vehicles.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

    The Company's SG&A expense increased to $14.5 million in the first nine months of 1996 compared to $12.1 million in the first nine months of 1995. SG&A as a percentage of sales decreased to 13.7% from 14.1%. The increase in SG&A was due primarily to increased selling, or variable expense related to the increase in sales, and to a lesser extent, an increase in compensation for additional personnel and management in preparation for the Acquisitions.

INTEREST EXPENSE, NET

    The Company's net interest expense increased by 20.4% to $837,000 for the first nine months of 1996, compared to $695,000 for the first nine months of 1995. The increase was primarily due to an increase in the Dividend Notes outstanding for the first nine months of 1996, offset partially by a decrease in interest rates. In 1996, the Company distributed to the Principal Owners in the aggregate $3.9 million in notes representing approximately all of the previously undistributed earnings of the Company through December 31, 1995.

OTHER INCOME, NET

    Other income, net, consisting primarily of management fees from Lithia Properties, equity in the income of Lithia Properties and other non-dealer service income, decreased 13.2% from $555,000 to $482,000 for the first nine months of 1996. This reduction was primarily due to a non-recurring lawsuit recovery in the prior period.

1995 COMPARED TO 1994

REVENUES

    Revenue increased 4.4% to $114.2 million in 1995 from $109.4 million in 1994. New vehicle revenue increased 4.2%, while used vehicle revenue increased 4.0%. The increase in sales was due to per-unit price increases in new and used vehicles, offset in part by a reduction in unit sales of 1.1%. Industry and Company unit sales were essentially flat from 1994 to 1995.

    The Company's other operating revenue increased 6.1% to $16.9 million in 1995 compared to $15.9 million in 1994, primarily due to an increase in revenues derived from service department maintenance and repairs.

GROSS PROFIT

    Gross profit (on the LIFO Method) increased 10.3% in 1995 to $21.1 million from $19.1 million in 1994. Gross profit margin increased from 17.5% to 18.4% in 1995. Gross profit margin in 1995 was favorably impacted by the reduction in new vehicle inventory during the period which resulted in historically lower vehicle inventory costs flowing through cost of sales.

    Gross profit (on the FIFO Method) increased 4.6% in 1995 to $20.6 million from $19.7 million in 1994. Gross profit margin, at 18.1%, was essentially unchanged from 1994. Increases in gross profit margin on new vehicle sales were offset by a reduction in the gross profit margin on used vehicles and parts and service sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

    The Company's SG&A expense increased 10.3% to $16.7 million or 14.7% of the Company's revenue in 1995, from $15.2 million, or 13.9% of the Company's revenues in 1994. A reserve for workers' compensation claims, expense associated with compensation, primarily from salaries and bonuses for the Company's managers and, to a lesser extent, an increase in advertising expense, accounted for a significant portion of the increase.

INTEREST EXPENSE, NET

    The Company's interest expense, net, in 1995 increased 41.6% to $1.2 million from $855,000 in 1994. The increase was due primarily to an increase in the Company's average loan balances in 1995 as compared to 1994, and, to a lesser extent, an increase in interest rates on borrowed funds. Loan balances increased to support increased flooring of inventory, vehicles leased to others and notes to the Principal Owners incurred during the period.

OTHER INCOME, NET

    Other income, net, consisting primarily of management fees from Lithia Properties, equity in the income of Lithia Properties and other non-dealer service income, increased 14.7% from the prior year. This increase is attributable primarily to receipt of a judgment in a lawsuit brought by the Company.

1994 COMPARED TO 1993

REVENUES

    Revenues increased 18.6% to $109.4 million in 1994 as compared with $92.2 million in 1993. New vehicle sales increased 19.9%, while used vehicle sales increased 21.1% in 1994 compared to 1993. The increase in vehicle sales was due to increased per unit sales prices and high consumer demand for new vehicles (unit sales increase of 11.4%) as well as low-mileage, late-model used vehicles (unit sales increased 10.3%).

    The Company's other operating revenue increased 8.9% to $15.9 million in 1994 compared to $14.6 million in 1993, primarily as a result of an increase in revenues derived from the Company's parts and service operations.

GROSS PROFIT

    Gross profit (on the LIFO Method) increased 9.4% to $19.1 million in 1994 from $17.5 million in 1993. Gross profit margin decreased to 17.5% in 1994 compared to 18.9% in 1993. The decrease in gross profit margin occurred in all operating segments.

    Gross profit (on the FIFO Method) increased 9.4% to $19.7 million in 1994 from $18.0 million in 1993. Gross profit margin decreased to 18.0% in 1994 compared to 19.5% in 1993. The decrease occurred in all operating segments and was consistent with industry trends.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

    SG&A expense increased less than 1.0% in 1994. This represents a decline in SG&A expense as a percentage of sales to 13.9% in 1994 compared to 16.4% in 1993. This decrease was primarily due to an increase in sales volume and the effect of special tax payment bonuses ($1.0 million) paid in 1993 to the owners of the Company to fund personal income tax payments on earnings of the Company. In 1994 and subsequent periods, such amounts were distributed as dividends or other distributions and were not reflected as an administrative expense. This decrease was offset by additional compensation and other benefits provided to Company management.

INTEREST EXPENSE, NET

    The Company's interest expense, net, decreased 26.2% to $855,000 in 1994 from $1.2 million in 1993. The decrease in interest expense was primarily due to lower loan balances and a decrease in the Company's flooring interest rates.

OTHER INCOME, NET

    Other income, net, for the period, consisting primarily of management fees derived from Lithia Properties, equity in the income of Lithia Properties and other non-dealer service income, increased 48.6% to $902,000. This increase is attributable to an increase in equity in the earnings of Lithia Properties and administrative fees.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal needs for capital resources are to finance acquisitions, capital expenditures and increased working capital requirements. Historically, the Company has relied primarily upon internally generated cash flows from operations, borrowings under its credit facility and borrowings from its shareholders to finance its operations and expansion.

    The Company currently has a credit facility with U.S. Bank, giving the Company access to an aggregate of approximately $44.7 million of credit for various purposes. The principal component of the credit facility is the Flooring Line which permits the Company to borrow up to $27.9 million, based on the level of the new and used vehicle inventories securing the line. The Flooring Line bears interest at rates from prime (for new vehicles) to prime plus 0.5% (for used vehicles). At September 30, 1996, the annualized rates of interest on the Flooring Line were from 8.25% to 8.75%. The principal payments are due within five business days of an automobile being sold. The Flooring Line also permits the Company to borrow at the U.S. Bank's Interbank Offering Rate, which is the rate offered to U.S. Bank for U.S. dollar deposits in the Eurodollar market selected by U.S. Bank. These borrowings are available only in increments of $500,000 and cannot be prepaid before the end of their terms (typically, 60 or 90 days) without substantial penalty. The rate is generally one percentage point less than the standard rate available under the Flooring Line. The Flooring Line expires on September 10, 1997. See Note 2 to Company's Combined Financial Statements. Management believes that the Flooring Line provides the Company with financing at rates less than those available from manufacturers.

    The credit facility provides a $7.5 million line of credit to finance the purchase of vehicles used in the Company's fleet leasing and automobile rental businesses, at up to 105% of invoice for new vehicles, and 100% of KELLY WHOLESALE BLUE BOOK price for used vehicles. This line of credit bears interest at prime plus 1.0% for fleet leases, and at prime plus 0.25% for rental vehicles. For either program, used vehicles over two years old are financed at prime plus 1.5%. An additional $1.0 million is available under the credit facility for the purpose of in-house financing of vehicle sales and in-house leases (subject to a maximum amount equal to 75% of the total in-house vehicle receivables under 60 days past due). See "Business--Dealership Operations." The borrowings under this line of credit bear interest at prime plus 0.75% (9.0% at September 30, 1996). See Note 5 to the Company's Combined Financial Statements. An additional line of credit of $2.15 million is available for the purchase of equipment, $1.4 million of which is available for purchasing equipment associated with future or pending acquisitions. The borrowings under this line of credit bear interest at prime plus 0.5% (8.75% at September 30, 1996).

    The credit facility also includes the Capital Line, a line of credit of $6.0 million to finance acquisitions. The Capital Line bears interest at prime plus 0.75% and is secured by the Company's inventory, receivables, equipment and real property. During the first year in which the Capital Line is used, interest only is payable monthly. After the first year, monthly payments are based on a ten-year amortization, with final payment due five years from the first draw. As of September 30, 1996, there were no borrowings under the Capital Line.

    The Company had $27.3 million of debt outstanding at September 30, 1996, consisting of $3.2 million in notes payable to the Principal Owners and other affiliated parties, primarily to pay the undistributed Subchapter S earnings, $1.0 million in term borrowings under fixed-rate notes secured by equipment, $13.5 million in variable-rate borrowings under its credit facility, $3.0 million to finance in-house vehicle sales, and $6.5 million outstanding on vehicles leased to others.

    Capital expenditures, exclusive of acquisitions, were $524,000 in 1995 and $274,000 for the first nine months of 1996. The principal capital expenditures in 1995 and the first nine months of 1996 included equipment, building improvements and computer equipment for use in the Company's dealerships.

    The following table sets forth the estimated funds required to complete the Acquisitions, all anticipated prior to February 1997. Acquisition costs are estimates as the actual purchase prices will depend on inventory levels at each acquired dealership upon closing. Estimates assume the purchase of used vehicles at each store location and the purchase of the Linder Honda facility in 1997.

                                                    TOTAL
                                                  ESTIMATED
ACQUISITIONS                                    PURCHASE PRICE
----------------------------------------------  --------------
Melody Toyota and Kia.........................   $  6,110,000
Roberts Dodge.................................   $  8,000,000
Linder Honda..................................   $  5,315,000

    The Company anticipates that it will be able to satisfy its cash requirements through December 1998, including its currently anticipated growth, primarily with cash flow from operations, borrowings under the Flooring Line and the Company's other lines of credit and the proceeds of this Offering. However, if acquisition opportunities exceed current projections, further capital could be required. See "Risk Factors--Availability and Cost of Capital."

SEASONALITY AND QUARTERLY FLUCTUATIONS

    Historically, the Company's sales have been lower in the fourth quarter of each year largely due to consumer purchasing patterns during the holiday season, inclement weather and the reduced number of business days during the holiday season. As a result, financial performance for the Company is generally lower during the fourth quarter than during the other quarters of each fiscal year; however, this did not hold true for the year 1995. Management believes that interest rates, levels of consumer debt, consumer buying patterns and confidence, as well as general economic conditions, may also contribute to fluctuations in sales and operating results. The timing of acquisitions may cause substantial fluctuations of operating results from quarter to quarter.

SELECTED QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth the Company's results of operations data for the quarterly periods presented. This presentation should be read in conjunction with the audited and unaudited combined financial statements of the Company and the Notes thereto appearing elsewhere in this Prospectus. Because of the seasonal nature of the Company's business and based on the Company's past experience, it expects its operating income for the fourth quarter to be lower than that of other quarters.

                                                                              QUARTER ENDED
                                             -------------------------------------------------------------------------------
                                              MAR. 31,    JUN. 30,   SEP. 30,   DEC. 31,    MAR. 31,    JUN. 30,   SEP. 30,
                                                1995        1995       1995       1995        1996        1996       1996
                                             -----------  ---------  ---------  ---------  -----------  ---------  ---------
                                                                             (IN THOUSANDS)
Sales:
  New vehicles.............................   $  12,241   $  12,840  $  14,743  $  13,453   $  14,817   $  16,665  $  16,524
  Used vehicles............................      10,717      10,278     12,251     10,815      13,239      15,156     15,075
  Other operating revenues.................       4,160       4,160      4,532      4,006       4,390       4,859      4,841
                                             -----------  ---------  ---------  ---------  -----------  ---------  ---------
Total sales................................      27,118      27,278     31,526     28,274      32,446      36,680     36,440
Cost of sales..............................      22,264      22,369     25,734     22,765      26,965      30,705     29,636
                                             -----------  ---------  ---------  ---------  -----------  ---------  ---------
Gross profit...............................       4,854       4,909      5,792      5,509       5,481       5,975      6,804
Selling, general and administrative........       3,895       3,961      4,309      4,570       4,517       4,797      5,160
                                             -----------  ---------  ---------  ---------  -----------  ---------  ---------
Operating income...........................         959         948      1,483        939         964       1,178      1,644
Other income (expense), net................         165        (203)       (91)       (47)       (145)        (94)      (116)
                                             -----------  ---------  ---------  ---------  -----------  ---------  ---------
Income before minority interest............   $   1,124   $     745  $   1,392  $     892   $     819   $   1,084  $   1,528
                                             -----------  ---------  ---------  ---------  -----------  ---------  ---------
                                             -----------  ---------  ---------  ---------  -----------  ---------  ---------


                                                                              QUARTER ENDED
                                             -------------------------------------------------------------------------------
                                              MAR. 31,    JUN. 30,   SEP. 30,   DEC. 31,    MAR. 31,    JUN. 30,   SEP. 30,
                                                1995        1995       1995       1995        1996        1996       1996
                                             -----------  ---------  ---------  ---------  -----------  ---------  ---------
Sales:
  New vehicles.............................        45.1%       47.1%      46.8%      47.6%       45.7%       45.4%      45.3%
  Used vehicles............................        39.6        37.7       38.9       38.3        40.8        41.3       41.4
  Other operating revenues.................        15.3        15.2       14.3       14.1        13.5        13.3       13.3
                                             -----------  ---------  ---------  ---------  -----------  ---------  ---------
Total sales................................       100.0%      100.0%     100.0%     100.0%      100.0%      100.0%     100.0%
Cost of sales..............................        82.1        82.0       81.6       80.5        83.1        83.7       81.3
                                             -----------  ---------  ---------  ---------  -----------  ---------  ---------
Gross profit...............................        17.9        18.0       18.4       19.5        16.9        16.3       18.7
Selling, general and administrative........        14.4        14.5       13.7       16.2        13.9        13.1       14.2
                                             -----------  ---------  ---------  ---------  -----------  ---------  ---------
Operating income...........................         3.5         3.5        4.7        3.3         3.0         3.2        4.5
Other income (expense), net................         0.6        (0.8)      (0.3)      (0.1)       (0.5)       (0.2)      (0.3)
                                             -----------  ---------  ---------  ---------  -----------  ---------  ---------
Income before minority interest............         4.1%        2.7%       4.4%       3.2%        2.5%        3.0%       4.2%
                                             -----------  ---------  ---------  ---------  -----------  ---------  ---------
                                             -----------  ---------  ---------  ---------  -----------  ---------  ---------

INFLATION

    The Company believes that the relatively moderate rate of inflation over the past few years has not had a significant impact on the Company's revenues or profitability. In the past, the Company has been able to maintain its profit margins during inflationary periods.

NEW ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which the Company adopted January 1, 1996 requires "that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable." The adoption of SFAS 121 did not have a material effect on the Company's financial position or results of operations.

    In October 1995, the Financial Accounting Standards Board issued Statement No. 123 ("SFAS 123"), which establishes a fair value based method of accounting for stock-based compensation plans. The Company will continue to account for employee stock options under APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES and therefore believes the statement will have no impact on the Company's financial statements other than expanded footnote disclosure. SFAS 123 is in effect for fiscal years beginning after December 15, 1995.

                                    INDUSTRY

    Domestic and foreign automobile manufacturers distribute their vehicles through franchised dealerships. In 1995, franchised automobile dealers in the United States sold over $290 billion in new cars and light trucks and over $200 billion in used vehicles. New vehicle sales grew at an average rate of 12.5% from 1991 to 1995, while new vehicle unit sales, after growing at an average rate of 7.1% each year from 1991 through 1994, declined 2.0% in 1995. From 1991 through 1995 used vehicle units and revenues grew at average rates of 6.1% and 15.7%, respectively. See "Risk Factors -- Cyclical Nature of Automobile Sales; Concentration of Operations in Oregon." The following chart provides information about new and used vehicle unit and dollar sales of U.S. franchised dealerships for the years 1991 to 1995. Used vehicle sales reflect sales at retail and wholesale from franchised dealerships, but do not include sales by independent used car and truck retailers. Sales by independent used vehicle retailers were $77.2, $81.0, $100.3, $134.1 and $129.7 billion, respectively, from 1991 to
1995.

                                                        UNITED STATES FRANCHISED DEALERS' VEHICLES SALES
                                                      -----------------------------------------------------
                                                        1991       1992       1993       1994       1995
                                                      ---------  ---------  ---------  ---------  ---------
                                                            (UNITS IN MILLIONS; DOLLARS IN BILLIONS)
New vehicle unit sales..............................       12.3       12.9       13.9       15.1       14.8
New vehicle sales revenue...........................  $   182.9  $   191.7  $   225.1  $   261.8  $   293.3
Used vehicle unit sales.............................       14.6       15.2       16.2       17.5       18.5
Used vehicle sales revenue..........................  $   114.0  $   126.3  $   147.9  $   177.5  $   203.6

------------------------
Sources: NADA; CNW Market Research.

    Dealerships sell new and used vehicles and offer a range of other services and products, including repair and warranty work, replacement parts, extended warranty coverage, financing and credit insurance. In 1995, the average dealership's revenue consisted of 58.6% new vehicle sales, 29.0% used vehicle sales and 12.4% other products and services. However, as a result of intense competition for new vehicle sales, the typical dealership currently generates substantially all of its profits from the sale of used vehicles and finance and insurance products, as well as revenues derived from the dealership's parts and service departments.

    Automotive dealership profitability varies widely and depends, in part, on the effective management of inventory, marketing, competition, quality control and customer responsiveness. Since 1991, retail automobile dealerships in the United States have generated on average between 12.9% and 14.1% gross profit margin and between 1.0% and 1.6% pre-tax profit margin, on sales.

    In recent years, manufacturers have offered attractive lease terms to reduce the monthly costs of owning a new automobile, especially on short-term vehicle leases. Such leases bring the consumer back to the new vehicle market sooner than if the purchase had been financed through longer-term debt financing and provide new vehicle dealerships with a steady source of late-model, off-lease vehicles for their used vehicle inventory. Vehicle leases also enable the parts and service departments within each dealership to provide repair services under factory warranty coverage for the term of the lease. The percentage of new vehicle retail sales that are leasing transactions has increased from 13.5% in 1990 to 31.5% in 1995.

    Several economic and industry factors have led to a consolidation of the highly-fragmented vehicle dealership industry. Dealerships typically have been owned and operated by one individual who controlled a single franchise. After significant expansion in the number of franchised dealerships in the 1950's, competitive and economic pressures during the 1970s and 1980s, particularly the oil embargo of 1973 and the subsequent loss of market share experienced by U.S. automobile manufacturers to imported vehicles forced many dealerships to close or sell to better-capitalized dealer groups. Continued competitive and economic pressure on dealers, combined with the easing of restrictions against multiple dealer ownership, has led to a further reduction in the number of franchised dealerships.

    According to industry data, the number of franchised dealerships has declined from more than 36,000 dealerships in 1960 to approximately 22,000 in 1996. While the number of dealerships has decreased, there has been an increase in the formation of larger dealer groups. Despite this consolidation, however, the Company estimates that the largest 100 dealer groups generate less than 10% of total industry revenues and control approximately 5% of all franchised dealerships in the retail vehicle.

    The Company believes that the franchised automobile dealership industry will continue to consolidate due to the increased capital required to operate dealerships, the fact that many dealerships are owned by individuals nearing retirement age and the desire of certain manufacturers to strengthen their dealer networks through consolidating their franchised dealerships. The Company believes that an opportunity exists for dealership groups with significant equity capital and experience in identifying, acquiring and professionally managing dealerships to acquire additional franchises either for cash, stock, debt or a combination thereof. Publicly-owned dealership groups, such as the Company, are able to offer prospective sellers tax-advantaged transactions through the use of publicly-traded stock which may, in certain circumstances, make them more attractive acquirors to prospective sellers.

                                    BUSINESS

GENERAL

    Lithia Motors is the largest retailer of new and used vehicles in Southwest Oregon, offering 15 domestic and imported makes of new automobiles and light trucks at eight locations. As an integral part of its operations, the Company arranges related financing and insurance and sells parts, service and ancillary products. Most of the Company's operations are currently located in Medford, Oregon, where it has a market share of over 40%. The Company has grown primarily by successfully acquiring and integrating dealerships and by obtaining new dealer franchises. The Company recently acquired Melody Toyota and Kia in Vacaville, California and Roberts Dodge in Eugene, Oregon and has entered into an agreement to acquire Linder Honda in Salinas, California. The Company's strategy is to become a leading acquiror of dealerships in medium-sized markets in the western United States.

    The Company was founded in 1946 and its two senior executives, Sidney B. DeBoer and M.L. Dick Heimann, have managed the Company's operations for over 25 years. During this time, they have developed and implemented an operating strategy that has enabled the Company to achieve profitability superior to industry averages. In 1995, the Company's gross profit margin (on the FIFO Method) was 18.1% and its pre-tax profit margin before minority interest (on the FIFO Method) was 3.2%, versus 12.9% and 1.4%, respectively, for the industry. For the nine months ended September 30, 1996, such gross profit margin for the Company was 17.2% and its pre-tax profit margin before minority interest was 3.2%.

OPERATING STRATEGY

    The Company's operating strategy consists of the following elements:

    PROVIDE A BROAD RANGE OF PRODUCTS AND SERVICES. The Company offers a broad range of products and services including a wide selection of new and used cars and light trucks, vehicle financing and insurance and replacement parts and service. At its eight locations, the Company offers, collectively, 15 makes of new vehicles including Chrysler, Toyota, Plymouth, Dodge, Jeep/Eagle, Honda, Saturn, Mazda, Pontiac, Lincoln, Mercury, Isuzu, Suzuki, Kia and Volkswagen. In addition, the Company sells a variety of used vehicles at a broad range of prices. By offering new and used vehicles and an array of complementary services at each of its locations, the Company seeks to increase customer traffic and meet specific customer needs. The Company believes that offering numerous new vehicle brands appeals to a variety of customers, minimizes dependence on any one manufacturer and reduces its exposure to supply problems and product cycles.

    FOCUS ON USED VEHICLE SALES. A key element of the Company's operating strategy is to focus on the sale of used vehicles. The Company's goal is to sell two used vehicles for every new vehicle sold. In 1995, the Company sold 5,144 used vehicles, a ratio of used vehicles to new vehicles sold of 1.89-to-1, compared to an industry average of approximately 1.25-to-1. The Company strives to attract customers and enhance buyer satisfaction by offering multiple financing options, a 10-day/500-mile "no questions asked" exchange program and a 60-day/3,000-mile warranty on every used vehicle sold. The Company believes that a well-managed used vehicle operation at each location affords it an opportunity to (i) generate additional customer traffic from a wide variety of prospective buyers, (ii) increase new and used vehicle sales by aggressively pursuing customer trade-ins, (iii) generate incremental revenues from customers financially unable or unwilling to purchase a new vehicle, and (iv) increase ancillary product sales to improve overall profitability. To maintain a broad selection of high quality used vehicles and to meet local demand preferences, the Company acquires used vehicles from trade-ins and a variety of sources nationwide, including direct purchases and manufacturers' and independent auctions.

    EMPHASIZE SALES OF HIGHER MARGIN PRODUCTS AND SERVICES. The Company generates substantial incremental revenue and achieves higher profitability through the sale of certain ancillary products and services such as financing and insurance, extended service contracts and vehicle maintenance. Employees receive special training and are compensated on a commission basis to sell such products and services. The Company arranges competitive financing packages for vehicle purchases and sells accompanying ancillary products and services. In 1995, the Company arranged financing for 59% of its new vehicle sales and 69% of its used vehicle sales, compared to 42% and 51%, respectively, for the average automobile dealership in the United States. The Company also sells extended service coverage and other vehicle protection packages which the Company believes enhance the value of the vehicle and provide a higher level of customer satisfaction.

    EMPLOY PROFESSIONAL MANAGEMENT TECHNIQUES. The Company employs professional management practices in all aspects of its operations, including information technology, employee training, profit-based compensation and cash management. Each dealership is managed as a profit center by a trained and experienced general manager who has primary responsibility for decisions relating to inventory, advertising, pricing and personnel. The Company compensates its general managers and department managers based on the profitability of their dealerships and departments, respectively, rather than on sales volume. Senior management utilizes computer-based management information systems to monitor each dealership's sales, profitability and inventory on a daily basis and to identify areas requiring improvement. The Company believes the application of its professional management practices provides it with a competitive advantage over many dealerships and is critical to its ability to achieve levels of profitability superior to industry averages.

    FOCUS ON CUSTOMER SATISFACTION AND LOYALTY. The Company emphasizes customer satisfaction throughout its organization and continually seeks to maintain a reputation for quality and fairness. The Company trains its sales personnel to identify an appropriate vehicle for each of its customers at an affordable price. The Company recently implemented an innovative customer-oriented marketing program entitled "Priority You." "Priority You" provides the Company's retail customers six value-added services which the Company believes are important to overall customer satisfaction, including a commitment to (i) provide a customer credit check within 10 minutes, (ii) complete a used vehicle appraisal within 30 minutes, (iii) complete the paper work within 90 minutes for a vehicle purchase, (iv) provide a 10-day/500-mile "no questions asked" right of exchange on any used vehicle sold, (v) provide a warranty on all used vehicles sold for 60 days/3,000 miles and (vi) make a $20 donation to a local charity or educational organization for every vehicle sold. The Company believes "Priority You" will help differentiate it from many other dealerships, thereby increasing customer traffic and developing stronger customer loyalty.

GROWTH STRATEGY

    The Company's goal is to become a leading acquiror of automobile dealerships in the western United States. As part of its acquisition strategy, the Company intends to seek dealerships or dealer groups that, among other criteria, possess either the sole franchise of a major manufacturer or a significant share of new vehicle sales in each targeted market. The Company's evaluation of potential acquisitions takes into account a dealership's local reputation with its customers, the type and make of vehicles sold by the dealership and the possibility for the Company to acquire additional franchises within the market to achieve a larger market share. The Company believes that the majority of the dealerships that fit its acquisition criteria will be located in medium-sized markets. However, the Company may consider acquisitions of dealer groups with stores in larger metropolitan markets if such groups are well managed and profitable.

    Upon completing an acquisition, the Company immediately implements its operating strategy, which includes selling more used vehicles, increasing finance and insurance revenues and enhancing employee training. The Company also installs its management information system in the acquired dealership as soon as possible after the acquisition, which allows the Company's senior management, as well as the dealership's general manager, to carefully monitor each aspect of the dealership's operations and performance. Whenever possible, the Company assumes the management of a dealership's operations prior to the closing of an acquisition, enabling the Company to accelerate the implementation of its operating strategy.

    To date, a significant percentage of the Company's growth has resulted from acquisitions and the Company believes that acquisition opportunities will continue to be available to well-capitalized, experienced dealership organizations. The Company believes that its senior management team has gained considerable experience over the past five years in acquiring dealerships and implementing its operating strategy to improve the performance and profitability of such dealerships following the acquisition. The Company acquired Medford Pontiac, Mazda and Jeep/Eagle franchises and its Grants Pass Dodge franchise in 1991 and was awarded its Medford Saturn franchise in 1992. The Company is continuing its expansion in Oregon and acquired Roberts Dodge, the sole Dodge franchise in Eugene, Oregon in December 1996. The Company has also begun expansion into selected markets in California with the acquisition of Melody Toyota and Kia in Vacaville in November 1996 and the signing of a purchase agreement to acquire Linder Honda, the sole Honda franchise in Salinas.

DEALERSHIP OPERATIONS

    The Company owns and operates seven dealership locations in Southwest Oregon, five in Medford and one each in Grants Pass and Eugene, Oregon and has recently acquired a dealership in Vacaville, California. Each of the Company's dealerships sells new and used vehicles and related automotive parts and services. The Company's primary target market is comprised of middle-income customers seeking moderately-priced vehicles. The Company offers 15 makes of new vehicles, including Chrysler, Toyota, Plymouth, Dodge, Jeep/Eagle, Honda, Saturn, Mazda, Pontiac, Lincoln, Mercury, Isuzu, Suzuki, Kia and Volkswagen.

    The operations of each of the Company's locations are overseen by a general manager, who has primary responsibility for all aspects of the operations of the dealership, including new and used vehicle inventory, advertising and marketing, and the selection of personnel. Each location is operated as a profit center and each general manager's compensation is based on dealership profitability. Each general manager reports directly to the Company's Chief Operating Officer. In addition, each dealership's general sales manager, used vehicle manager, parts manager, service manager and F&I managers report directly to the general manager and are compensated in large part based on the profitability of their respective departments.

    NEW VEHICLE SALES. The Company sells 15 domestic and imported brands ranging from economy to luxury cars, as well as sport utility vehicles, minivans and light trucks. In 1995, the Company sold 2,715 new vehicles generating revenues of $53.3 million, which constituted 46% of the Company's total revenues. The following table sets forth, by manufacturer, the percentage of new vehicles sold (net of "book only" fleet sales) by the Company during 1995.

                                                              1995 PERCENTAGE OF
MANUFACTURER                                                  NEW VEHICLE SALES
------------------------------------------------------------  ------------------
Chrysler (Chrysler, Plymouth, Dodge, Jeep/Eagle)............            43.5%
Toyota......................................................            23.3
Honda.......................................................            11.2
Saturn......................................................             9.0
Ford (Lincoln, Mercury).....................................             5.3
Mazda.......................................................             2.7
General Motors (Pontiac)....................................             2.1
Isuzu.......................................................             2.0
Suzuki......................................................             0.9
Kia.........................................................             N/A*
Volkswagen..................................................             N/A*
                                                                       -----
                                                                       100.0%

------------------------
* Franchise acquired by the Company in 1996.

The following table sets forth the sales and gross profit margins (on the FIFO Method) for new vehicle sales for the periods presented.

                                                              NEW VEHICLE SALES
                                  -------------------------------------------------------------------------
                                                                                         NINE MONTHS ENDED
                                    1991       1992       1993       1994       1995     SEPTEMBER 30, 1996
                                  ---------  ---------  ---------  ---------  ---------  ------------------
                                                           (DOLLARS IN THOUSANDS)
Units...........................      1,890      2,106      2,464      2,744      2,715           2,424
Sales...........................  $  28,946  $  34,479  $  42,663  $  51,154  $  53,277      $   48,006
Gross profit margin*............        9.6%      12.2%      12.8%      12.5%      12.8%           13.2%

------------------------
* On the FIFO Method

    The Company purchases substantially all of its new car inventory directly from manufacturers who allocate new vehicles to dealerships based on the amount of vehicles sold by the dealership and by the dealership's market area. The Company will also exchange vehicles with other dealers to accommodate customer demand and to balance inventory.

    As required by law, the Company posts the manufacturer's suggested retail price on every new vehicle. As is customary in the automobile industry, the final sales price of a new vehicle is generally negotiated with the customer. However, at the Company's Saturn dealership the Company does not deviate from the posted price. The Company is continually evaluating its pricing practices and policies in light of changing consumer preferences and competitive factors.

    The Company sells vehicles from the factory to a fleet purchaser utilizing
(i) "book only" fleet sales in which the Company never takes title of a vehicle; or (ii) fleet sales which pass through the Company's inventory. The Company realizes substantially less profit per vehicle on fleet sales than it does through retail sales. For "book only" fleet sales, only the net revenue is included in the Company's revenue.

    USED VEHICLE SALES. The Company offers a variety of makes and models of used cars and light trucks of varying model years and prices. Used vehicle sales are an important part of the Company's overall profitability. In 1995, the Company sold 5,144 used vehicles generating revenues of $44.1 million, which constituted 39% of the Company's total revenue. The Company has made a strategic commitment to emphasize used vehicle sales. As part of its focus on used vehicle sales, the Company retains a full-time used vehicle manager at each of its locations and has allocated additional financing and display space to this effort. The Company believes there is substantial consumer demand for quality used vehicles, given the escalating prices of new vehicles.

    The Company sells used vehicles to retail customers and, in the case of vehicles in poor condition or vehicles which have not sold within a specified period of time, to other dealers and to wholesalers. As the table below reflects, sales to other dealers and to wholesalers are frequently at or close to cost and therefore affect the Company's overall gross profit margin on used vehicle sales. Excluding wholesale transactions, the Company's gross profit margin (on the FIFO Method) on used vehicle sales was 13.5% in 1995, as compared to the industry average for 1995 of 11.5%. The following table reflects used vehicle sale transactions of the Company from 1991 through September 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                             USED VEHICLE SALES
                                  -------------------------------------------------------------------------
                                                                                         NINE MONTHS ENDED
                                    1991       1992       1993       1994       1995     SEPTEMBER 30, 1996
                                  ---------  ---------  ---------  ---------  ---------  ------------------
                                                           (DOLLARS IN THOUSANDS)
Retail units....................      2,375      2,640      3,076      3,372      3,302           2,853
Retail sales....................  $  18,762  $  24,228  $  29,680  $  36,382  $  36,997      $   35,894
Retail gross margin*............       14.9%      16.2%      13.9%      13.5%      13.2%           12.6%

Wholesale units.................      1,028      1,294      1,642      1,834      1,842           1,803
Wholesale sales.................  $   4,607  $   5,702  $   5,306  $   5,999  $   7,064      $    7,576
Wholesale gross margin*.........        1.9%       3.7%       3.0%       3.0%       2.4%            2.0%

Total units.....................      3,403      3,934      4,718      5,206      5,144           4,656
Total sales.....................  $  23,369  $  29,930  $  34,986  $  42,381  $  44,061      $   43,470
Total gross margin*.............       12.3%      13.8%      12.3%      12.0%      11.4%           10.7%

------------------------
* On the FIFO Method.

    The Company acquires the majority of its used vehicles through customer trade-ins. The Company also acquires its used vehicles at "closed" auctions which may be attended only by new vehicle dealers and which offer off-lease, rental and fleet vehicles, and at "open" auctions which offer repossessed vehicles and vehicles being sold by other dealers.

    The Company sells the majority of its used vehicles to retail purchasers. In an effort to reach the Company's objective of two used vehicle sales for every new vehicle sale, the Company employs innovative marketing programs, such as "Priority You," which offers a 60-day/3,000-mile warranty and a 10-day/500-mile "no questions asked" exchange program on every used vehicle it sells in order to generate customer confidence in his or her purchasing decision. Each dealership's used vehicle manager is responsible for the purchasing and pricing of the used vehicle inventory. The Company strives to sell each of its used vehicles within 60 days of acquisition and financially motivates its used vehicle managers to effect such sales within that period.

    VEHICLE FINANCING AND LEASING. The Company believes that its customers' ability to obtain financing at its dealerships is critical to its ability to sell new and used vehicles and ancillary products and services. The Company provides a variety of financing and leasing alternatives in order to meet the specific needs of each potential customer. The Company believes its ability to obtain customer-tailored financing on a "same day" basis provides it with an advantage over many of its competitors, particularly smaller competitors who lack the resources to offer vehicle financing or who do not generate sufficient volume to attract the diversity of financing sources that are available to the Company. Because of the high profit margins which are typically generated through sales of F&I products, the Company employs more than one F&I manager at its dealership locations. The Company's F&I managers have extensive knowledge regarding available financing alternatives and sources and are specially trained to determine the customer's financing needs to enable the customer to purchase or lease an automobile. The Company seeks to finance or arrange financing for every vehicle it sells and has financed or arranged financing for a larger percentage of its transactions than the industry average. During 1995, the Company financed or arranged for financing for over 59% of its new vehicle sales and 69% of its used vehicle sales, compared to an industry average of 42% and 51%, respectively.

    The Company maintains close relationships with a wide variety of financing sources and arranges financing for its customers with those sources that are best suited to satisfy its customers' particular needs. The Company also utilizes financing sources, whenever possible, that maximize the Company's revenues on the sale of the loan or lease to such source. The interest rates available and the required down payment, if any, depend to a large extent, upon the bank or other institution providing the financing and the credit history of the particular customer. Currently, the Company has relationships with 34 banks and other financial institutions who are in a position to arrange financing for automobile purchases or leases by the Company's customers. The Company's F&I managers have close working relationships with third-party financing sources which enables them to quickly determine a customer's credit position and confirm the type and level of financing that the third party can commit to provide. A credit check generally occurs within minutes while the customer remains at the dealership, allowing the sales manager to assist the customer in making a fully informed decision regarding the terms of the transaction.

    In most cases, the Company arranges financing for its customers from third party sources, which relieves the Company from any credit risk. However, in certain circumstances where the Company believes the credit risk is manageable and the risk-weighted income is expected to exceed the earnings available upon the immediate sale of the finance contract, the Company will directly finance or lease the automobile to such customer. In these cases, the Company bears the risk of default by the borrower or lessee. Historically, the Company has provided direct financing for a minimal number of its new and used vehicle sales. The Company intends to continue providing financing to certain of its customers and may gradually expand its direct financing operations in circumstances where it believes attractive returns can be achieved or other operational benefits can be obtained.

    ANCILLARY SERVICES AND PRODUCTS. In addition to arranging for vehicle financing, the Company's F&I managers also market a number of ancillary products and services to every purchaser of a new or used vehicle. Typically, these products and services yield high profit margins and contribute significantly to the overall profitability of the Company.

    The Company offers extended service contracts which provide that, for a predetermined and prepaid price, all designated repairs covered by the plan during its term will be made by the Company at no additional charge above the deductible. While all new vehicles are sold with the automobile manufacturer's standard warranty, service plans provide additional coverage beyond the time frame or scope of the manufacturer's warranty. Purchasers of used vehicles are offered a similar extended service contract, even if the selected vehicle is no longer under the manufacturer's warranty.

    Substantially all extended service contracts sold are written by the Company. The Company manages the service and warranty obligations that it sells and provides the parts and service (or pays the cost of others who may provide such parts and services) for claims made under the contract. Most required services under the contracts are provided by the Company, thereby increasing the Company's sales of parts and service. The Company's net service contract income has increased from $550,000 in 1993 to $764,000 in 1995. Claims and cancellations have been less than 16% of recognized service contract income in each of these years.

    The Company offers its customers credit life, health and accident insurance when they finance an automobile purchase. The Company receives a commission on each policy sold. The Company also offers other ancillary products such as protective coatings and automobile alarms.

    The Company also owns and operates two automobile rental facilities, Avis Rent-A-Car and Discount Auto & Truck Rental, Inc., both located in Medford, Oregon.

    PARTS AND SERVICE, BODY AND PAINT SHOP. The Company considers its parts and service operations to be an integral part of its customer service program and an important element of establishing customer loyalty. The Company provides parts and service primarily for the new vehicle brands sold by the Company's dealerships but may also service other vehicles. In 1995, the Company's parts and service operations generated $11.0 million in revenues, or 9.5% of total revenues, at a gross profit margin of 45% (on the FIFO Method). The Company attributes its profitability in parts and service to its comprehensive management system, including the use of a variable pricing structure designed to reflect the difficulty and sophistication of different types of repairs. The mark-up on a part is based upon the cost and availability of such part.

    The parts and service business is relatively stable and provides an important recurring revenue stream to the Company's dealerships. The Company markets its parts and service products by notifying the owners of vehicles purchased at its dealerships when their vehicles are due for periodic service. This practice encourages preventive maintenance rather than post-breakdown repairs. To a limited extent, revenues from the parts and service department are countercyclical to new car sales as owners repair existing vehicles rather than buy new vehicles. The Company believes this helps mitigate the affects of a downturn in the new vehicle sales cycle.

    The Company has in excess of 80 service bays throughout its network of dealerships. All service facilities are equipped with technologically advanced tools and diagnostic equipment and are staffed by factory-trained and certified service technicians. The Company's dealerships feature various combinations of fully-equipped service facilities capable of handling almost any type of vehicle repair, from rebuilding engines and transmissions to routine maintenance functions including oil changes, front-end alignments and inspections. All dealerships offer lounges where service customers may relax or conduct business while waiting for service to be performed.

    The Company has operated a full-service body and paint shop since 1970. The body and paint shop services all of the Company's dealerships located in southwest Oregon, other dealerships in the area that do not own a body and paint shop, and a number of major automotive casualty insurance companies that contract with the Company to perform insurance repairs. The Company is constructing a new 39,480 square-foot body and paint facility is being constructed in Medford, Oregon to handle the increased demand for the Company's body and paint services. The new facility, to be completed in Spring 1997, will have four paint booths as well as the latest technology, tools and equipment. See "Properties" and "Certain Relationships and Related Transactions."

SALES AND MARKETING

    The Company emphasizes customer satisfaction throughout its organization and continually seeks to maintain its reputation for quality and fairness. The Company's sales force works closely with each customer to identify an appropriate vehicle at a price affordable to that customer. The Company believes that its "counseling" approach during the sales process increases the likelihood that a customer will be satisfied with the vehicle purchased over a longer time period and enables the Company to sell more vehicles at higher gross profit margins.

    The Company recently implemented a marketing program entitled "Priority You," which provides the Company's retail customers six value-added services which the Company believes are important to the overall satisfaction of the customer, including a commitment to (i) provide a customer credit check within 10 minutes, (ii) complete a used vehicle appraisal within 30 minutes, (iii) complete the paper work within 90 minutes for a vehicle purchase, (iv) provide a 10-day/500-mile "no questions asked" right of exchange on any used vehicle sold,
(v) provide a 60-day/3,000-mile warranty on all used vehicles sold and (vi) make a $20 donation to a local charity or educational organization for every vehicle sold. The Company believes "Priority You" will help differentiate it from traditional dealerships, and thereby increase customer traffic and develop customer loyalty.

    Advertising and marketing play a significant role in the success of the Company. The competitive environment of the automobile dealership industry requires that a substantial portion of each sales dollar be allocated to advertising. However, as is the case with most new automobile dealerships, the Company believes that approximately 75% of the Company's advertising and marketing expenses are paid for by the automobile manufacturers. The manufacturers also provide the Company with the benefit of market research, which assists the Company in developing its own advertising and marketing campaigns. The Company believes that it receives significant benefit from manufacturers' advertising, particularly in the medium-sized markets in which the Company has been the only representative of a manufacturer.

    The Company's marketing efforts focus on a wide range of potential buyers. The Company offers a variety of new and used cars and light trucks at a wide range of prices and with various financing terms. The Company utilizes most forms of media in its advertising, including television, newspaper, radio and direct mail, including periodic mailers to previous customers. The Company primarily uses advertising that focuses on developing its image as a reputable dealer, offering quality service, affordable automobiles and financing for all potential buyers. In addition, the Company's individual dealerships periodically sponsor price discounts or other promotions designed to attract additional customers. Each dealership has substantial control over the content and timing of its promotions, although all advertising is coordinated by the Company. As the Company owns several dealerships, it realizes cost savings on its advertising expenses in the Medford, Oregon market from volume discounts and other media concessions.

    The Company also benefits from a substantial amount of advertising through cooperatives or associations such as the Southern Oregon Toyota Dealers Association. The Company participates as a member of these cooperatives or associations whose members, among other things, pool their resources and expertise together with that of the manufacturer to develop advertising aimed at benefitting all of their members.

MANAGEMENT INFORMATION SYSTEM

    The Company's financial information, operational and accounting data and other related statistical information are consolidated, processed and maintained at its headquarters in Medford, Oregon, on a network of server computers and work stations. The flexible nature of the Company's installed network allows for accumulation, processing and distribution of information using ADP, Inc. computing programs. ADP, Inc. is a national software provider for many companies including automotive dealers. All sales and expense information, and other data related to the operations of each dealership or other Company facility, are entered at each location. This system allows senior management to access detailed information on a "real time" basis from all of the Company's dealerships and other stores regarding, for example, the makes and models of automobiles in its inventory, the mix of new and used automobile sales, the number of automobiles being sold or leased, the percentage of vehicles for which the Company arranged financing or sold ancillary products and services, the profit margins being obtained on sales and the relative performances of the Company's dealerships to each other. Such information is also available to each dealership's general manager. Reports can be generated that set forth and compare revenue and expense data by department and by store, allowing management to quickly analyze the results of operations, identify trends in the business, and focus on areas that require attention or improvement. The Company believes that its management information system also allows its general managers to quickly respond to changes in consumer preferences and purchasing patterns, thereby maximizing inventory turnover.

    The Company believes that its management information system is a key factor in successfully incorporating newly acquired businesses into the Company. Following each acquisition, the Company installs its management information system at the dealership location, thereby quickly making the financial, accounting and other operational data easily accessible to senior management at the Company's corporate offices. With access to such data, senior management can more efficiently incorporate the Company's operating strategy at the newly acquired dealership.

CASH MANAGEMENT

    The Company employs cash management systems designed to maximize returns and minimize interest expense. The Company's new vehicle flooring line is supplied by the Company's bank, rather than by automobile manufacturers, unlike many dealerships that do not have the financial condition or results of operations that would permit them to obtain bank financing on terms more favorable than those offered by manufacturers. As a result, the Company's interest rate for flooring financing is 25 to 50 basis points below the rates currently available to it from most manufacturers. In addition, in order to minimize the outstanding balance under the Company's Flooring Line, all available excess cash in the Company's various checking accounts is automatically transferred at the end of each weekday to a central collateral account at U.S. Bank. These funds are used to pay down the balance under the Flooring Line, thereby reducing the balance on which the Company is required to pay interest. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RELATIONSHIPS WITH AUTOMOBILE MANUFACTURERS

    The Company has, either directly or through its subsidiaries, entered into franchise or dealer sales and service agreements with each manufacturer of the new vehicles it sells. The Company currently has agreements with Chrysler Corporation (Chrysler, Plymouth, Dodge, Jeep/Eagle), American Honda Motor Co. Inc. (Honda), American Isuzu Motors, Inc. (Isuzu), Ford Motor Company (Lincoln, Mercury), General Motors Corporation (Pontiac), Mazda Motor of America, Inc. (Mazda), Saturn Corporation (Saturn), Toyota Motor Distributors, Inc. (Toyota), American Suzuki Motor Corporation (Suzuki), Kia America Motors, Inc. (Kia) and Volkswagen of America (Volkswagen) (herein collectively referred to as "manufacturers").

    The typical automobile franchise agreement specifies the locations at which the dealer has the right and the obligation to sell vehicles and related parts and products and to perform certain approved services in order to serve a specified market area. The designation of such areas and the allocation of new vehicles among dealerships are subject to the discretion of the manufacturer, which (except for Saturn) does not guarantee exclusivity within a specified territory. A franchise agreement may impose requirements on the dealer concerning such matters as the showroom, the facilities and equipment for servicing vehicles, the maintenance of inventories of vehicles and parts, the maintenance of minimum working capital, the training of personnel and the adherence to certain performance standards established by the manufacturer regarding sales volume and customer satisfaction. Compliance with these requirements is closely monitored by each manufacturer. In addition, manufacturers require each dealership to submit monthly and annual financial statements of operations. The franchise agreements also grant the dealer the non-exclusive right to use and display manufacturers' trademarks, service marks and designs in the form and manner approved by each manufacturer.

    Most franchise agreements expire after a specified period of time, ranging from one to five years; however, some franchise agreements, including those with Chrysler, have no termination date. The typical franchise agreement provides for early termination or non-renewal by the manufacturer under certain circumstances such as change of management or ownership without manufacturer consent, insolvency or bankruptcy of the dealership, death or incapacity of the dealer manager, conviction of a dealer manager or owner of certain crimes, misrepresentation of certain information by the dealership, dealer manager or owner to the manufacturer, failure to adequately operate the dealership, failure to maintain any license, permit or authorization required for the conduct of business, or a material breach of other provisions of the franchise agreement including the dealership's poor sales performance or low CSI ratings. The dealer is typically entitled to terminate the franchise agreement at any time without cause.

    Each franchise agreement sets forth the name of the person approved by the manufacturer to exercise full managerial authority over the dealership's operations and the names and ownership percentages of the approved owners of the dealership, and contains provisions requiring the manufacturer's prior approval of changes in management or transfers of ownership of the dealership. Accordingly, any significant change in ownership, including the sale of shares by the Company to the public or the acquisition of a dealership from a third party, is subject to the consent of the respective manufacturer. The Company has endeavored to obtain the approval of each of the aforementioned manufacturers to proceed with the Restructuring and to conduct the Offering. To date, only Chrysler, Toyota, Honda and Mazda have indicated that they will consent to the Restructuring and the Offering or have stated public ownership policies which the Company believes it will be able to satisfy. Some of the policies impose additional restrictions or conditions on the Company that would not exist under private ownership. As an example, Honda is requiring that its automobiles be sold in separate, freestanding facilities. To comply with this requirement, the Company intends to move its other franchises from their current location with the Company's Honda franchise at Lithia Honda Pontiac Suzuki Isuzu Volkswagen to a new location, separate from its Honda franchise or acquire a separate facility for its Honda franchise.

    The consent of the other manufacturers is not a condition to this Offering, and there can be no assurance that the Company will be able to obtain such consents. The Company must also request and receive approval from the relevant manufacturer prior to the closing of an acquisition or the establishment of an automobile dealership. See "Risk Factors -- Dependence on Automobile Manufacturers; -- Manufacturers' Consent to the Offering; -- Manufacturers' Consent to Acquisitions."

COMPETITION

    The new and used automobile dealership business in which the Company operates is highly competitive. The automobile dealership industry is fragmented and characterized by a large number of independent operators, many of whom are individuals, families and small groups. In the sale of new vehicles, the Company principally competes with other new automobile dealers in the same general vicinity of the Company's dealership locations. Such competing dealerships may offer the same or different models and makes of vehicles that the Company sells. In the sale of used vehicles, the Company principally competes with other used automobile dealers and with new automobile dealers that operate used automobile lots in the same general vicinity of the Company's dealership locations. The Company believes that there are approximately 14 other new automobile dealerships and 66 other used automobile stores within a 50-mile radius of Medford, Oregon, near which all but one of the Company's dealerships are currently located. In addition, certain regional and national car rental companies operate retail used car lots to dispose of their used rental cars.

    The Company also may face increased competition from certain automobile "superstores," such as CarMax, AutoNation USA and Driver's Mart Worldwide Inc. Such used automobile superstores have emerged recently in various areas of the United States and are beginning to expand nationally. However, the Company is not aware of any of such superstores currently located in any region where the Company operates dealerships. In addition, the Company competes to a lesser extent with an increasing number of automobile dealers that sell vehicles through nontraditional methods, such as through direct mail or via the Internet.

    Due to the size and number of the automobile dealerships that the Company owns, the Company is relatively larger than the independent operators with which it currently competes. However, as it enters other markets, the Company may face competitors that are much larger and that have access to greater financial resources. Historically, the Company's size has permitted it to attract experienced and professional sales and service personnel and has provided the Company the resources to compete effectively. The Company, however, does not have any cost advantage in purchasing new vehicles from manufacturers and typically relies on advertising and merchandising, sales expertise, service reputation and location of its dealerships to sell new vehicles.

REGULATION

    The Company's operations are subject to extensive regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. Various state and federal regulatory agencies, such as OSHA and the EPA have jurisdiction over the operation of the Company's dealerships, repair shops, body shops and other operations, with respect to matters such as consumer protection, workers' safety and laws regarding clean air and water.

    The relationship between a franchised automobile dealership and a manufacturer is governed by various federal and state laws established to protect dealerships from the generally unequal bargaining power between the parties. Federal laws, as well as Oregon and California state laws, prohibit a manufacturer from terminating or failing to renew a franchise without good cause. Under Oregon and California law, a manufacturer may not require a dealer to accept any vehicle, part or accessory not voluntarily ordered by the dealer, to refuse to deliver any new vehicle, part or accessory advertised by the manufacturer as available, or to require monetary participation in any sales promotion or advertising campaign. Manufacturers are also prohibited from preventing or attempting to prevent any reasonable changes in the capital structure or the manner in which a dealership is financed. Further, Oregon law prohibits a manufacturer from failing to give effect to, or attempting to prevent, the sale of the ownership or management, or an interest in the ownership or management, of a dealership. Under

California law, a dealer, or any officer, partner or stockholder may sell or transfer any interest in the dealership business provided that the sale or transfer of such interest does not have the effect of a sale or transfer of the franchise, without the consent of the manufacturer. Manufacturers are, however, entitled to object to a sale or change of management where such an objection is related to material reasons relating to the character, financial ability or business experience of the proposed transferee. In both Oregon and California, a dealer is entitled to seek judicial relief to prevent a manufacturer from establishing a competing dealership of the same vehicle make within the dealer's relevant market area.

    Automobile dealers and manufacturers are also subject to various federal and state laws established to protect consumers, including so-called "Lemon Laws" which require a manufacturer or the dealer to replace a new vehicle or accept it for a full refund within one year after initial purchase if the vehicle does not conform to the manufacturer's express warranties and the dealer or manufacturer, after a reasonable number of attempts, is unable to correct or repair the defect. Federal laws require certain written disclosures to be provided on new vehicles, including mileage and pricing information. In addition, the financing and insurance activities of the Company are subject to certain statutes governing credit reporting, debt collection, and insurance industry regulation.

    The imported automobiles purchased by the Company are subject to United States customs duties and, in the ordinary course of its business, the Company may, from time to time, be subject to claims for duties, penalties, liquidated damages, or other charges. Currently, United States customs duties are generally assessed at 2.5% of the customs value of the automobiles imported, as classified pursuant to the Harmonized Tariff Schedule of the United States.

    As with automobile dealerships generally, and parts, service and body shop operations in particular, the Company's business involves the use, handling and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. The Company has also been required to remove aboveground and underground storage tanks containing such substances or wastes. Accordingly, the Company is subject to regulation by federal, state and local authorities establishing health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards. The Company is also subject to laws, ordinances and regulations governing remediation of contamination at facilities it operates or to which it sends hazardous or toxic substances or wastes for treatment, recycling or disposal. The Company believes that it does not have any material environmental liabilities and that compliance with environmental laws, ordinances and regulations will not, individually or in the aggregate, have a material adverse effect on the Company's results of operations or financial condition. See "Risk Factors -- Supervision and Regulation; Environmental Matters."

EMPLOYEES

    As of September 30, 1996, the Company employed approximately 350 persons on a full-time equivalent basis. None of the Company's employees is represented by a labor union or bound by a collective bargaining agreement. However, the service department employees at Linder Honda, a dealership the Company is intending to purchase, are bound by a collective bargaining agreement. The purchase agreement with Linder Honda does not require the Company to assume the collective bargaining agreement. See "Recent and Pending Acquisitions." The Company believes it has a good relationship with its employees.

PROPERTIES

    Substantially all of the Company's facilities currently are leased from Lithia Properties LLC, an Oregon limited liability company ("Lithia Properties"), with aggregate monthly lease payments totalling approximately $200,000. See "Certain Relationships and Related Transactions -- Lease and Purchase of Real Estate from Lithia Properties."

    The Company and its various dealerships and other facilities occupy an aggregate of approximately 39 acres of land, providing approximately 283,000 square feet of building space. Such properties consist primarily of automobile showrooms, display lots, service facilities, two body and paint shops, rental agencies, supply facilities, automobile storage lots, parking lots and offices. The Company believes its facilities are currently adequate for its needs and are in good maintenance and repair.

    The following table sets forth each of the Company's facilities, the approximate square footage at each facility and the acreage of each location. All facilities are located in Medford, Oregon except for the Grants Pass Auto Center, located in Grants Pass, Oregon, Lithia Dodge of Eugene, in Eugene, Oregon and Lithia Toyota Kia of Vacaville, located in Vacaville, California. The Vacaville and the Avis Rent-A-Car facilities and minor parcels of land are leased from third parties and the Lithia Dodge of Eugene, in Eugene, Oregon facility is owned by the Company. The new body and paint facility and the vacant parcel to be held for future expansion will be purchased by the Company from Lithia Properties after the closing of the Offering. All other facilities are leased from Lithia Properties.

                                                                               TOTAL
                                                                             BUILDING/      TOTAL
DEALERSHIP/FACILITY                                                         SQUARE FT.   LAND/ ACRES
--------------------------------------------------------------------------  -----------  -----------
Lithia Motors.............................................................       5,255         0.51
Lithia Honda Pontiac Suzuki
  Isuzu Volkswagen........................................................      32,978         4.47
Lithia Toyota Lincoln Mercury.............................................      35,849         3.92
Lithia Dodge Chrysler Plymouth
  Mazda Jeep/Eagle........................................................      45,596         4.12
Saturn of Southwest Oregon................................................      11,226         2.33
Grants Pass Auto Center (Dodge)...........................................      27,978         3.69
Lithia Toyota Kia of Vacaville............................................      22,900         4.18
Lithia Dodge of Eugene....................................................      24,996         3.68
Lithia Body & Paint(1)....................................................      20,508         0.95
Lithia Body & Paint(2)....................................................      41,729         5.01
Thrift Auto Supply........................................................      11,230         0.46
Discount Auto & Truck Rental..............................................         278       --
Cellular World............................................................       1,850       --
Avis Rent-A-Car...........................................................         630       --
Vacant Parcel(3)..........................................................      --             5.32

------------------------------
(1) A new facility is under construction. The current facility will be absorbed and utilized by the Lithia Dodge Chrysler Plymouth Mazda Jeep/Eagle dealership.

(2) Under construction. To be occupied Spring 1997.

(3) Held for further development.

    The following table sets forth information regarding the facilities of the proposed dealership acquisition which will be initially leased, then purchased, by the Company. See "Recent and Pending Acquisitions."

                                                                            TOTAL        TOTAL
                                                                          BUILDING/      LAND/
DEALERSHIP/FACILITY                                     LOCATION         SQUARE FT.      ACRES
-----------------------------------------------  ----------------------  -----------  -----------
Linder Honda...................................  Salinas, California         17,446         3.24

LITIGATION

    The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. The Company does not believe it is presently a party to litigation that will have a material adverse effect on its business or operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of Lithia are as follows:

                                                                                            YEAR ELECTED OR
                                                                                               APPOINTED
                                                                                            DIRECTOR/EXECUTIVE
          NAME               AGE                           POSITION                             OFFICER
------------------------     ---     -----------------------------------------------------  ----------------
Sidney B. DeBoer             53      Chairman, President, Chief Executive Officer and             1968
                                      Secretary
M.L. Dick Heimann            53      Executive Vice President, Chief Operating Officer and        1970
                                      Director
Brian R. Neill               42      Chief Financial Officer                                      1995
R. Bradford Gray             45      Vice President -- Acquisitions                               1995

    SIDNEY B. DEBOER. Mr. DeBoer has served as the Chairman, President, Chief Executive Officer and Secretary of the Company since 1968. He also is a member of various automobile industry organizations, including the President's Club of the National Automobile Dealers Association, Oregon Auto Dealers Association, Medford New Car Dealers Association, Chrysler Dealer Council, Toyota Dealer Council and Honda Dealer Council.

    M.L. DICK HEIMANN. Mr. Heimann has served as the Executive Vice President, Chief Operating Officer and Director of the Company since 1970. Prior to joining the Company, he served as a district manager of Chrysler Corporation from 1967 to 1970. He is a member of various automobile industry organizations including the Oregon Auto Dealers Association, the Jeep Dealer Council and the Medford New Car Dealers Association, for which he has previously served as president. Mr. Heimann is a graduate of University of Colorado with a Bachelor of Science degree in Biology and Languages.

    BRIAN R. NEILL. Mr. Neill has served as the Chief Financial Officer of the Company since September 1995. Prior to joining the Company, he served as the Senior Vice President and Chief of Operations of Jackson County Federal Bank in Medford, Oregon from 1977 to 1991. Mr. Neill, a graduate of Northwest Christian College with a Bachelor of Science degree in Management, is completing a course of study with the NADA Dealer Candidate Academy.

    R. BRADFORD GRAY. Mr. Gray has served as Vice President-Acquisitions of the Company since 1995. From 1981 to 1995, he served in various capacities with the Company, including as General Manager of the Company's Grants Pass (1991-1995) and Lithia Dodge (1989-1991) dealerships. Since 1975, Mr. Gray has held various positions in the automobile sales industry, including sales representative, sales manager and general manager.

    The Company has committed to seek and elect at least two independent directors to serve on the Board of Directors no later than 90 days after the Offering. At this time no candidate has been asked to serve as director. All directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. Executive officers are appointed by, and serve at the discretion of, the Board of Directors (the "Board").

COMMITTEES OF THE BOARD

    The Board will establish a Compensation Committee and an Audit Committee, effective with the election of at least two independent directors. The Compensation Committee will review and approve salaries for the executive officers, any grants of stock options and other incentive compensation for employees of the Company. The Audit Committee will recommend the selection of auditors for the Company and will review the results of the audit and other reports and services provided by the Company's independent auditors.

    The Company intends to provide competitive compensation to its independent directors and reimburse all directors for their reasonable out-of-pocket expenses incurred in connection with their attendance at Board meetings.

OTHER KEY PERSONNEL

    All of the persons listed below have served the Company in these key positions for over five years.

                                             YEARS WITH                                  CURRENT
NAME                             AGE         THE COMPANY                                 POSITION
---------------------------      ---      -----------------  ----------------------------------------------------------------
Stephen R. Philips.........          43              19      General Manager -- Lithia Toyota Lincoln Mercury
Burt Frederickson..........          44              16      General Manager -- Saturn of Southern Oregon
Bryan DeBoer...............          30               7      General Manager -- Lithia Honda Pontiac Suzuki Isuzu Volkswagen
Don Jones, Jr..............          33               7      General Manager -- Lithia Dodge Chrysler Plymouth Mazda
                                                              Jeep/Eagle
Dorothy Crockett...........          47              16      Comptroller
Bill Daves.................          53              15      Director of Human Resources, Training and Development

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION. The following table shows compensation paid to the Chief Executive Officer and each of the two other executive officers who had total compensation during 1995 exceeding $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                ANNUAL COMPENSATION(1)
                                                                               ------------------------    ALL OTHER
NAME AND POSITION                                                     YEAR       SALARY      BONUS(2)     COMPENSATION
------------------------------------------------------------------  ---------  -----------  -----------  --------------
Sidney B. DeBoer..................................................       1995  $   331,125   $   1,500    $   2,310(3)
M.L. Dick Heimann.................................................       1995  $   277,125   $   1,500    $   2,310(3)
R. Bradford Gray..................................................       1995  $   189,060   $   3,645    $   5,935(4)

------------------------------
(1) For calendar year 1996, the officers shown in the table receive the following annual salaries: Mr. DeBoer -- $344,550; Mr. Heimann -- $273,000; and Mr. Gray -- $196,000.

(2) Includes a "wellness bonus" of $1,500 for each of the named Executive Officers. All full-time employees are entitled to an annual "wellness bonus" equal to $150 per year for each year of employment (maximum of $1,500) for undergoing a physical and other health counseling.

(3) Consists of amounts contributed by the Company to the accounts of Mr. DeBoer and Mr. Heimann pursuant to the Company's 401(k) and Profit Sharing Plan.

(4) Includes $2,310 contributed by the Company to the account of Mr. Gray pursuant to the Company's 401(k) and Profit Sharing Plan, an automobile allowance of $3,625.

1996 STOCK INCENTIVE PLAN

    In April 1996, the Board and the Company's shareholders adopted the Company's 1996 Stock Incentive Plan (the "Plan"). The Plan provides for the granting of stock-based awards ("Awards") to executive officers (including those who are directors), to other employees and to non-employee consultants of the Company. Such Awards may take any form approved by the Board or by a committee designated by the Board, including stock options, stock bonuses, stock appreciation rights and restricted stock awards. Stock options granted under the Plan may be either options that qualify as "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Options"), or those that do not qualify as such "incentive stock options" ("Non-qualified Options"). The Plan, which permits up to 685,000 shares of the Company's Class A Common Stock to be issued, terminates on April 4, 2006. As of the date hereof, Incentive Options with respect to 439,085 shares of Class A Common Stock are outstanding, constituting all of the Awards granted under the Plan to date. An additional 245,915 shares are available for issuance under the Plan. As of the date of this prospectus, options with respect to 85,940 shares are exercisable.

    The Plan is administered by the Board or by a Compensation Committee of the Board. Subject to the terms of the Plan, the Board or the Compensation Committee determines the persons to whom

Awards are granted and the terms and the number of shares covered by each Award. The term of each option may not exceed ten years from the date the option is granted, or five years in the case of an incentive stock option granted to a holder of more than 10% of the fully-diluted capital stock of the Company. Options may become exercisable in whole at grant or in installments over time, as determined by the Committee.

    With respect to the stock options granted by the Company to date, such options generally expire when the optionee ceases to be affiliated with the Company. Options may not be transferred other than by will or the laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee. Each of the outstanding stock options under the Plan provide that if the optionee is terminated without cause at any time when Sidney B. DeBoer is not the chairman, president or chief executive officer of the Company, then all options held by such optionee shall become fully vested and exercisable for a period of three months following the termination of employment.

    The Plan provides that any Award may contain, at the discretion of the Committee, a provision conditioning or accelerating the receipt of benefits pursuant to such Award upon the occurrence of specified events, including continued employment by the Company, a change in control, merger, dissolution or liquidation of the Company or the sale of substantially all of the Company's assets. The acceleration of vesting of Awards in the event of a merger or other similar event may be seen as an anti-takeover provision and may have the effect of discouraging a proposal for merger, a takeover attempt or other efforts to gain control of the Company.

    Under the terms of the stock options issued to date, payment upon the exercise of an option may be in cash, by check or by delivery of shares of Class A Common Stock with a "fair market value," as defined in the Plan, equal to the aggregate exercise price.

    OPTION GRANTS. No option grants were made during 1995 to any of the executive officers of the Company. In April 1996, the following grants of options to acquire Class A Common Stock were made to executive officers:

NAME                                                            NUMBER OF SHARES   EXERCISE PRICE   EXPIRATION DATE
--------------------------------------------------------------  -----------------  ---------------  ----------------
Sidney B. DeBoer..............................................         68,500         $    3.32        April 4, 2001
M.L. Dick Heimann.............................................         68,500              3.32        April 4, 2001
R. Bradford Gray..............................................         68,500              3.02        April 4, 2006
Brian R. Neill................................................         54,800              3.02        April 4, 2006

    The options granted to Messrs. Gray and Neill have a term of 10 years and have exercise prices equal to the fair market value of the shares underlying those options on the date the option was granted, as determined by an independent valuation. The options granted to Messrs. DeBoer and Heimann have a term of five years and have exercise prices at 110% of such fair market value as provided by the Plan. No other Awards have been made to executive officers under the Plan.

    OPTION EXERCISES. No options were outstanding during 1995 and no options have been exercised in 1996 by any optionee.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth, as of September 30, 1996, and as adjusted to reflect the sale of shares of the Company's Class A Common Stock in this Offering, certain information with respect to beneficial ownership of the Common Stock by (i) each person or entity known by the Company to own beneficially more than 5% of the Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company named in the summary compensation table, and
(iv) all directors and officers as a group. Except as indicated in footnotes to this table, each of the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                           SHARES BENEFICIALLY OWNED
                                                            BEFORE THE OFFERING(1)
                                               -------------------------------------------------
                                                       CLASS A                 CLASS B(2)
                                               -----------------------   -----------------------
NAME AND ADDRESS(3)                              NUMBER      PERCENT       NUMBER      PERCENT
---------------------------------------------  ----------   ----------   ----------   ----------
Lithia Holding Company, LLC(4)...............     --               --%    4,110,000         100%
Sidney B. DeBoer(4)..........................     54,800(4)       100%    4,110,000         100%
M.L. Dick Heimann(4).........................     54,800(4)       100%       --              --%
Brian R. Neill...............................     20,550(5)       100%       --              --%
R. Bradford Gray(4)..........................     --               --%       --              --%
All directors and officers as a group (4
 persons)....................................    130,150          100%    4,110,000         100%

                                                           SHARES BENEFICIALLY OWNED
                                                             AFTER THE OFFERING(1)
                                               -------------------------------------------------

                                                       CLASS A                 CLASS B(2)          PERCENT OF
                                               -----------------------   -----------------------     VOTING
NAME AND ADDRESS(3)                              NUMBER      PERCENT       NUMBER      PERCENT       POWER
---------------------------------------------  ----------   ----------   ----------   ----------   ----------
Lithia Holding Company, LLC(4)...............     --               --%    4,110,000         100%        94.3%
Sidney B. DeBoer(4)..........................     54,800(5)       2.2%    4,110,000         100%        94.3%
M.L. Dick Heimann(4).........................     79,800(5)       3.2%       --              --%         0.2%
Brian R. Neill...............................     20,550(6)       0.8%       --              --%           *%
R. Bradford Gray(4)..........................     --               --%       --              --%          --%
All directors and officers as a group (4
 persons)....................................    155,150          6.2%    4,110,000         100%        94.3%

------------------------------
 *  Less than 0.1%

(1) Assumes consummation of the Restructuring. See "Company Restructuring and Prior S Corporation Status." Also assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

(2) The Class B Common Stock is entitled to 10 votes per share and is convertible into Class A Common Stock on a share for share basis at the option of the holder thereof or under other circumstances. See "Description of Capital Stock."

(3) All such persons can be reached c/o 360 E. Jackson Street, Medford, Oregon 97501.

(4) Lithia Holding's members consists of Messrs. DeBoer (58.1%), Heimann (34.9%) and Gray (7.0%). Mr. DeBoer, as the manager of Lithia Holding and pursuant to the terms of its operating agreement, has the sole voting and investment power with respect to all of the Class B Common Stock held. Mr. Heimann intends to purchase 25,000 shares of Class A Common Stock in this Offering.

(5) Each of Messrs. DeBoer and Heimann hold an option to purchase 68,500 shares of Class A Common Stock at an exercise price of $3.32 per share, 54,800 of which are exercisable within 60 days of this Prospectus. See "Management -- Executive Compensation" and "-- 1996 Stock Incentive Plan."

(6) Mr. Neill holds an option to acquire 54,800 shares of Class A Common Stock at $3.02 per share, 20,550 of which are exercisable within 60 days of the date of this Prospectus. See "Management -- Executive Compensation" and "-- 1996 Stock Incentive Plan."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

COMPANY RESTRUCTURING AND INDEBTEDNESS TO EXECUTIVE OFFICERS

    Lithia Motors is currently owned by Sidney B. DeBoer (62.5%) and M.L. Dick Heimann (37.5%). Mr. DeBoer and Mr. Heimann also own, with the same ownership percentages, Lithia Rentals, Lithia Leasing, Lithia Chrysler Plymouth Jeep Eagle, Inc., Discount Auto & Truck Rental, Inc. and Lithia TKV, Inc. Further, Sidney B. DeBoer and Stephen R. Philips have 0.01% and 19.99% interests, respectively, in Lithia Toyota LLC, which is otherwise owned by Lithia Motors. Similarly, Sidney B. DeBoer and R. Bradford Gray have 0.01% and 24.99% interests, respectively, in Lithia's Grants Pass Auto Center, L.L.C. and Lithia Dodge, L.L.C., with the balance held by Lithia Motors.

    Contemporaneously with the Offering, and pursuant to the Reorganization Agreement, Lithia Motors and the foregoing affiliated entities will consummate a restructuring which will result in each of the dealerships and operating divisions becoming direct or indirect wholly-owned subsidiaries of the Company. The Company will continue to be controlled by Sidney B. DeBoer, M.L. Dick Heimann and R. Bradford Gray through their ownership of Lithia Holding. See "Company Restructuring and Prior S Corporation Status," "Principal Shareholders" and "Description of Capital Stock."

    The Company and its affiliated corporations and limited liability companies, which together directly or indirectly own and control the Company's dealerships, are currently treated for federal and state income tax purposes as subchapter S Corporations or partnerships under the Internal Revenue Code of 1986, as amended. Accordingly, Sidney B. DeBoer, M.L. Dick Heimann, R. Bradford Gray and Stephen R. Philips, the principal owners of the Company and the affiliated entities, have been taxed directly on the earnings of those entities. In December 1995, the Company and the affiliated entities distributed to these individuals the Dividend Notes in the aggregate amount of $3.9 million, representing approximately all of the previously taxed undistributed earnings of those entities. See "Company Restructuring and Prior S Corporation Status." The Dividend Notes bore interest at 8.75% per annum, payable in ten equal annual installments beginning one year and ten days after demand by the noteholders. The Dividend Notes were prepaid during 1996. On November 12, 1996, additional dividends totaling $2.0 million were declared in partial payment of earnings realized in 1996. These funds permitted Messrs. DeBoer and Heimann to capitalize Lithia TKV, Inc. to purchase Melody Toyota and Kia. Prior to completion of the Offering, the Company and the affiliated entities intend to distribute additional amounts to these individuals in an aggregate amount equal to the remaining undistributed taxable income of the Company and the affiliated entities through the effective date of the Restructuring. Any final distribution of earnings will be paid at or shortly after the closing of the Offering. The Company will purchase Messrs. DeBoer's and Heimann's stock of Lithia TKV, Inc. at their original cost and make distributions of the remaining undistributed earnings at or shortly following the closing of the Offering using a portion of the proceeds of the Offering. See "Use of Proceeds." The total amount to be paid to these individuals, including the purchase of Lithia TKV, Inc. and the purchase of Mr. Phillip's minority interest in Lithia Toyota, LLC (see "Company Restructuring and Prior S Corporation Status") is expected to be approximately $8.4 million, with the actual amount being dependent on the earnings of the Company and the affiliated entities through the date of Restructuring. Dividends of $2.0 million were paid to those individuals in 1994 with respect to prior Company and affiliated entity income.

LEASE AND PURCHASE OF REAL ESTATE FROM LITHIA PROPERTIES

    Substantially all of the real property on which the Company's businesses are located (except the property on which Melody Toyota and Kia is operated) is owned by Lithia Properties, the members of which are the Company (20%), Sidney
B. DeBoer (35%), M.L. Dick Heimann (30%) and three of Mr. DeBoer's children, who own 5% each. The Company and the affiliated entities paid an aggregate of $1.85 million, $1.89 million and $2.0 million in lease payments to Lithia Properties during the years ended December 31, 1993, 1994 and 1995, respectively. For the year ending December 31, 1996, lease payments will total $2.3 million which includes $140,000 of lease payments on the Company's facilities in Grants Pass acquired by Lithia Properties on June 1, 1996 from Lithia Dodge, LLC.

    The Company and Lithia Properties have recently entered into new lease agreements with respect to each facility, effective January 1, 1997. The new leases have terms of 30 years and have aggregate annual lease payments of $1.75 million. Unlike prior years, the Company will be responsible for property taxes, insurance and maintenance expenses commencing in 1997. The 1997 lease payments are determined by a formula which sets the monthly payment at 1% of the fair market value of the properties according to recent independent appraisals. Lease payments are paid monthly and will be adjusted each year beginning January 1998 to an amount equal to any increase in the cost of living based on the Consumer Price Index entitled U.S. CITY AVERAGE -- ALL ITEMS FOR ALL URBAN CONSUMERS (base year 1982-84=100) published by the Bureau of Labor Statistics of the U.S. Department of Labor. For a more complete description of the Company's facilities, see "Business -- Properties."

    Lithia Properties is constructing a new body and paint shop for use by the Company which is scheduled to be completed in Spring 1997. The Company has agreed to purchase the facility and improvements together with a 5.3 acre parcel held for future development in Medford, Oregon, at Lithia Properties' cost, including interest carrying costs, upon closing of the Offering. The total purchase price for these properties is estimated at $2.7 million.

    The Company has generally chosen to lease its facilities in the past. It may continue this practice in the future and assign any rights it acquires to purchase real estate in connection with the acquisition of dealerships to Lithia Properties or others. No future transfers to or leases with Lithia Properties will be undertaken without the unanimous approval of the independent directors on the Company's Board of Directors and a determination by such independent directors that such transactions are the equivalent of a negotiated arm's-length transaction with a third party.

CONSTRUCTION OF THE NEW BODY AND PAINT SHOP

    The Company will purchase from Lithia Properties the new body and paint shop currently under construction. Construction costs are estimated to total approximately $2.0 million. Lithia Properties has retained, and after purchase of the facility the Company will continue to retain, Mark DeBoer Construction, Inc. as the general contractor for the project. Mark DeBoer, the owner of Mark DeBoer Construction, Inc., is the son of Sidney B. DeBoer and is one of the members of Lithia Properties. The general contractor fee is $128,000, an arrangement the Company believes is fair in comparison with fees negotiated with independent third parties.

MANAGEMENT CONTRACT WITH LITHIA PROPERTIES

    The Company provides accounting, property management and general administrative services to Lithia Properties in connection with the management of the facilities owned by Lithia Properties and leased to the Company or related entities. The Company receives a monthly fee of $36,000 for its services to Lithia Properties. In 1995, the Company received $288,000 under the contract. The current management contract terminates on December 31, 1996, and will not be renewed.

GUARANTEE OF LITHIA PROPERTIES INDEBTEDNESS; SHORT-TERM LOAN FROM LITHIA PROPERTIES

    The Company has guaranteed and has committed to guarantee certain indebtedness of Lithia Properties incurred in connection with the purchase or refinancing of real property which secures mortgage loans. All of the property securing these loans are occupied by the Company under long-term leases with Lithia Properties. The loans will have a total principal amount of approximately $15.0 million with interest rates from 8.25% to 10.0% and remaining terms of from one to 12 years.

    In September 1996, the Company borrowed $3.0 million from Lithia Properties on an unsecured basis at prime plus 0.50%. The loan was repaid in October 1996.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company's authorized capital stock consists of 100,000,000 shares of Class A Common Stock, no par value, 25,000,000 shares of Class B Common Stock, no par value, and 15,000,000 shares of Preferred Stock, no par value. The Board of Directors may, by its own action, decrease the number of authorized shares of Class B Common Stock. If it does so, the number of shares of Class A Common Stock will automatically be increased on a share for share basis.

COMMON STOCK

    Each share of Common Stock is designated as either Class A Common Stock or Class B Common Stock. As of the date hereof, there are no shares of Class A Common Stock outstanding and 4,110,000 shares of Class B Common Stock outstanding. All of the outstanding Class B Common Stock is held by Lithia Holding. Upon completion of this Offering, there will be 2,500,000 shares (2,875,000 shares if the Underwriters' over-allotment option is exercised) of Class A Common Stock and 4,110,000 shares of Class B Common Stock outstanding. The issued and outstanding shares of Class B Common Stock have been, and the shares of Class A Common Stock offered hereby will be, duly authorized, validly issued, fully paid and nonassessable.

    Without the prior approval of shareholders holding a majority of all Class A Common Stock outstanding, no additional shares of Class B Common Stock can be issued, except in conjunction with stock splits, stock dividends, reclassification and similar transactions and events regarding the Class A Common Stock that would otherwise have the effect of changing conversion rights of the Class B Common Stock relative to the Class A Common Stock (the "Adjustments").

    Holders of Common Stock do not have any preemptive rights or rights to subscribe for additional securities of the Company. Shares of Common Stock are not redeemable, and there are no sinking fund provisions.

    While the shares of Class A Common Stock are not convertible into any other series or class of the Company's securities, each share of Class B Common Stock is freely convertible into one share (subject to the Adjustments) of Class A Common Stock at the option of the holder of the Class B Common Stock. All shares of Class B Common Stock shall automatically convert to shares of Class A Common Stock (on a share-for-share basis, subject to the Adjustments) on the earliest record date for an annual meeting of the Company shareholders on which the number of shares of Class B Common Stock outstanding is less than 1% of the total number of shares of Common Stock outstanding. Shares of Class B Common Stock may not be transferred to third parties (except for transfers to certain family members and in other limited circumstances). Any purported transfer of Class B Common Stock to a person who is not a permitted transferee under the Articles of Incorporation is automatically void.

    Subject to the preferences applicable to any Preferred Stock outstanding at the time, holders of shares of Common Stock are entitled to dividends if, when and as declared by the Board of Directors from funds legally available therefor, and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities and Preferred Stock preferences, if any. Each share of Class A Common Stock and Class B Common Stock will be treated equally with respect to dividends and distributions.

    Holders of Class A Common Stock are entitled to one vote for each share held of record, and holders of Class B Common Stock are entitled to ten votes for each share held of record. The Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of shareholders (including the election of directors), except that, the Oregon Business Corporation Act would entitle either the Class A Common Stock or the Class B Common Stock to vote as a separate voting group on any proposed amendment of the Company's Articles of Incorporation otherwise requiring shareholder approval if the proposed amendment would (i) increase or decrease the aggregate number of authorized shares of the class, (ii) effect an exchange or reclassification of all or part of the shares of the class into shares of another class or create a right to do so, (iii) change the shares of all or part of the class into a different number of shares of the same class, (iv) create a new class having rights or preferences with respect to distributions or dissolution that are prior to superior or substantially equal to shares of the class or (v) otherwise alter the rights, preferences or limitations of all or part of the shares of the class. In these circumstances, the class of Common Stock to be altered shall vote on the amendment as a separate class. Shares of Common Stock do not have cumulative voting rights with respect to the election of directors. Immediately after this Offering, Lithia Holding will hold shares of Class B Common Stock constituting approximately 94.3% of the voting power of the outstanding Common Stock (or 93.5% if the underwriters' over-allotment option is exercised), which will allow it to control all actions to be taken by the shareholders, except as noted above, including the election of all directors to the Board of Directors. See "Principal Shareholders" and "Risk Factors -- Concentration of Voting Power; Anti-Takeover Provisions."

PREFERRED STOCK

    The Board of Directors may, without further action of the shareholders of the Company, issue shares of Preferred Stock in one or more series and fix the rights and preferences thereof, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, and increase or decrease the number of shares of any such series (but not below the number of such shares then outstanding). The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Issuance of Preferred Stock provides desirable flexibility in connection with possible acquisitions and other corporate purposes. However, the Board of Directors, without further shareholder approval, can issue Preferred Stock with voting and conversion rights that would adversely affect the voting power and other rights of the holders of Common Stock. In addition, the Board of Directors can issue and sell shares of Preferred Stock to designated persons, the impact of which could make it more difficult for a holder of a substantial block of Common Stock to remove incumbent directors or otherwise gain control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE OREGON BUSINESS CORPORATIONS ACT

    Upon completion of the Offering, the Company will become subject to the Oregon Control Share Act (Oregon Revised Statutes Sections 60.801-60.816). The Oregon Control Share Act generally provides that a person (the "Acquiring Person") who acquires voting stock of an Oregon corporation in a transaction which results in such Acquiring Person holding more than 20%, 33 1/3% or 50% of the total voting power of such corporation (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("control shares") unless voting rights are accorded to such control shares by the holders of a majority of the outstanding voting shares, excluding the control shares held by the Acquiring Person and shares held by the Company's officers and inside directors ("interested shares"), and by the holders of a majority of the outstanding voting shares, including interested shares. This vote would be required at the time an Acquiring Person's holdings exceed 20% of the total voting power of a company, and again at the time the Acquiring Person's holdings exceed 33 1/3% and 50%, respectively. The term "Acquiring Person" is broadly defined to include persons acting as a group. A transaction in which voting power is acquired solely by receipt of an immediately revocable proxy does not constitute a "Control Share Acquisition."

    The Acquiring Person may, but is not required to, submit to the Company an "Acquiring Person Statement" setting forth certain information about the Acquiring Person and its plans with respect to the Company. The Acquiring Person Statement may also request that the Company call a special meeting of shareholders to determine whether the control shares will be allowed to retain voting rights. If the Acquiring Person does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual meeting or special meeting of shareholders that is held more than 60 days after the date of the Control Share Acquisition. If the Acquiring Person's control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of the restoration of such voting rights will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquiring Person for the control shares.

    Upon completion of the Offering, the Company will also become subject to the Oregon Business Combination Act (Oregon Revised Statutes Sections 60.825-60.845). The Oregon Business Combination Act generally provides that in the event a person or entity acquires 15% or more of the voting stock of an Oregon corporation (an "Interested Shareholder"), the corporation and the Interested Shareholder, or any affiliated entity, may not engage in certain business combination transactions for a period of three years following the date the person became an Interested Shareholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of the corporation's assets or outstanding capital stock, and (c) certain transactions that result in the issuance of capital stock of the corporation to the Interested Shareholder. These restrictions do not apply if
(i) the Interested Shareholder, as a result of the transaction in which such person became an Interested Shareholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers and certain employee benefit plans), (ii) the Board of Directors approves the share acquisition or business combination before the Interested Shareholder acquired 15% or more of the corporation's voting stock, or (iii) the Board of Directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the Interested Shareholder) approve the transaction after the Interested Shareholder acquires 15% or more of the corporation's voting stock.

    The Oregon Control Share Act and the Oregon Business Combination Act will have the effect of encouraging any potential acquiror to negotiate with the Company's Board of Directors and will also discourage certain potential acquirors unwilling to comply with the provisions of these laws. A corporation may provide in its articles of incorporation or bylaws that the laws described above do not apply to its shares. The Company has not adopted such a provision and does not currently intend to do so. These laws may make the Company less attractive for takeover, and thus shareholders may not benefit from a rise in the price of the Common Stock that a takeover could cause.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    As allowed by the Oregon Business Corporation Act, the Company's Articles of Incorporation provide that the liability of the directors of the Company for monetary damages will be eliminated to the fullest extent permissible under Oregon law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or its shareholders except for liability: (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any unlawful distribution to shareholders; or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. This provision also does not affect the director's responsibilities under any other laws, such as the federal or state securities or environmental laws.

    The Articles of Incorporation and the Bylaws also provide that the Company shall indemnify, to the fullest extent permitted under Oregon law, any person who has been made, or is threatened to be made, a party to an action, suit or legal proceeding by reason of the fact that the person is or was a director or officer of the corporation. The Articles provide that the Company shall indemnify directors and officers against certain liabilities that may arise by reason of their status or service as a director or officer and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

TRANSFER AGENT

    The transfer agent and registrar for the Class A Common Stock is American Securities Transfer & Trust, Inc., Denver, Colorado.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Offering, the Company will have outstanding 2,500,000 shares of Class A Common Stock (and up to 375,000 additional shares that may be sold pursuant to the Underwriters' over-allotment option) and 4,110,000 shares of Class B Common Stock. Of these shares, the shares of Class A Common Stock sold in the Offering, except for any shares purchased by an "affiliate" of the Company, as that term is defined in the rules and regulations under the Securities Act of 1933, as amended (the "Securities Act"), will be freely tradable without restriction or further registration under the Securities Act. The remaining 4,110,000 shares of Class B Common Stock outstanding were issued and sold by the Company pursuant to an exemption provided under the Securities Act and are restricted securities within the meaning of Rule 144 under the Securities Act (the "Restricted Shares"). The Restricted Shares may be resold only in an offering registered under the Securities Act, pursuant to an exemption from such registration such as that provided by Rule 144 under the Securities Act, or, in certain circumstances, in private transactions outside of any public trading market.

    In general, under Rule 144, a person (or persons whose shares must be aggregated for purposes of the volume limitation under the rule), including any affiliate, who has beneficially owned Restricted Shares for at least two years would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the outstanding shares of the Company's Common Stock (25,000 shares, assuming the issuance of 2,500,000 shares of Class A Common Stock in this Offering) or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner-of-sale restrictions and notice requirements and to the availability of current public information about the Company. It is not expected that such information concerning the Company will be available until at least 90 days after the closing date of the Offering. Future sales of such shares could have a material adverse effect on the market price of the Company's Class A Common Stock. Persons who have not been affiliates of the Company for at least three months, and who have held their shares for more than three years, are entitled to sell such shares without any volume limitations, in reliance upon paragraph (k) of Rule 144. Upon completion of the Restructuring, Lithia Holding will be deemed to have held the 4,110,000 shares of Class B Common Stock for more than three years, but is an affiliate of the Company. Affiliates of the Company are subject to the volume and other limitations with respect to all shares held by them, regardless of whether such shares are Restricted Shares.

    In addition, the Company has reserved 685,000 shares of Class A Common Stock for issuance pursuant to the Company's 1996 Stock Incentive Plan. Of this amount, 439,085 shares are subject to outstanding options, 84,940 of which are exercisable as of the date of this Prospectus. The Company intends to file a registration statement under the Securities Act to register shares to be issued pursuant to the Plan. Such registration statement is expected to be filed promptly after the closing date of the Offering and will become effective automatically upon filing. Shares issued upon exercise of outstanding stock options after the effective date of the Plan's registration statement generally will be eligible for resale in the open market, unless held by affiliates of the Company.

    Lithia Holding and each executive officer and director of the Company have agreed not to sell or otherwise dispose of shares of Common Stock for a period of 180 days following the closing date of the Offering, without the consent of Furman Selz LLC. See "Underwriting." After expiration of the lock-up period, all of such shares will be eligible for sale in the public market, subject to the provisions of Rule 144, as described above.

    Prior to the Offering there has been no public trading market for the Common Stock of the Company and no accurate predictions can be made as to the effect, if any, that sales of Restricted Shares or shares issued under the Plan may have on the prevailing market price of the Class A Common Stock from time to time. See "Principal Shareholders" and "Management -- 1996 Stock Incentive Plan." Sales of significant numbers of Restricted Shares or shares issued under the Plan or the "overhang" resulting from the eligibility of such shares for sale into the public trading markets could adversely affect prevailing market prices and could impair the ability of the Company to raise additional capital in the future through an offering of its equity securities at a price acceptable to the Company or use its equity securities as consideration in future acquisitions.

                                  UNDERWRITING

    The underwriters named below (the "Underwriters"), for which Furman Selz LLC, Dain Bosworth Incorporated and EVEREN Securities, Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Class A Common Stock indicated below opposite their respective names:

                                                                                              NUMBER OF
UNDERWRITER                                                                                    SHARES
-------------------------------------------------------------------------------------------  -----------
Furman Selz LLC............................................................................      500,000
Dain Bosworth Incorporated.................................................................      495,000
EVEREN Securities, Inc.....................................................................      495,000
Bear, Stearns & Co. Inc....................................................................       70,000
Dillon, Read & Co. Inc.....................................................................       70,000
Donaldson, Lufkin & Jenrette Securities Corporation........................................       70,000
Lehman Brothers Inc........................................................................       70,000
Montgomery Securities......................................................................       70,000
Morgan Stanley & Co. Incorporated..........................................................       70,000
PaineWebber Incorporated...................................................................       70,000
Schroeder Wertheim & Co. Incorporated......................................................       70,000
Black & Company, Inc.......................................................................       30,000
Brean Murray & Co., Inc....................................................................       30,000
The Chicago Corporation....................................................................       30,000
Doft & Co., Inc............................................................................       30,000
Dominick & Dominick, Incorporated..........................................................       30,000
First of Michigan Corporation..............................................................       30,000
Janney Montgomery Scott Inc................................................................       30,000
C.L. King & Associates, Inc................................................................       30,000
Legg Mason Wood Walker, Incorporated.......................................................       30,000
Pacific Crest Securities Inc...............................................................       30,000
Ragen Mackenzie Incorporated...............................................................       30,000
Rauscher Pierce Refsnes, Inc...............................................................       30,000
The Robinson-Humphrey Company, Inc.........................................................       30,000
Scott & Stringfellow, Inc..................................................................       30,000
Sutro & Co. Incorporated...................................................................       30,000
                                                                                             -----------
    Total..................................................................................    2,500,000
                                                                                             -----------
                                                                                             -----------

    The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Class A Common Stock listed above are subject to the approval of certain legal matters by counsel and various other conditions. The Underwriting Agreement also provides that the Underwriters are committed to purchase all of the shares of Class A Common Stock offered hereby, if any are purchased (except for any shares that may be purchased through exercise of the Underwriters' over-allotment option which may be exercised by the Underwriters in whole or in part).

    The Representatives have advised the Company that the Underwriters propose to offer the shares of Class A Common Stock to the public at the initial public offering price set forth on the cover of this Prospectus and to certain dealers at such price less a concession not in excess of $.10 per share. After the Offering, the public offering price and other selling terms may be changed by the Representatives. The Class A Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

    Prior to this Offering, there has been no public market for the Class A Common Stock. Accordingly, the initial pubic offering price has been determined by negotiation between the Company and the Representatives. Among the factors considered in determining the initial public offering price were the Company's present and historical results of operations, the Company's current financial condition, estimates of the business potential and prospects of the Company, the condition of the Company's target market, the experience of the Company's management, the economics of the industry in general, the general condition of the equities market at the time of the Offering and other relevant factors. There can be no assurance that any active trading market will develop for the Class A Common Stock or as to the price at which the Class A Common Stock may trade in the public market from time to time subsequent to the Offering.

    The Company has granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 375,000 additional shares of Class A Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. To the extent the Underwriters exercise the option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase such number of additional shares of Class A Common Stock as is proportionate to such Underwriter's initial commitment to purchase shares from the Company. The Underwriters may exercise such option solely to cover over-allotments, if any, incurred in connection with the sale of shares of Class A Common Stock offered hereby.

    The Underwriting Agreement provides that the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    All of the Company's executive officers and directors and Lithia Holding have agreed that, for a period of 180 days after the day on which the Registration Statement becomes effective by order of the Commission, they will not, without the prior written consent of Furman Selz LLC, directly or indirectly, offer for sale, sell, contract to sell, or grant any option to sell (including, without limitation, any short sale), pledge, establish an open "put-equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, transfer, assign or otherwise dispose of any shares of the Company's Class A Common Stock or securities exchangeable for or convertible into shares of the Company's Class A Common Stock, or any option, warrant or other right to acquire such shares, or publicly announce the intention to do any of the foregoing.

    The Representatives have advised the Company that the Underwriters do not intend to confirm sales of Class A Common Stock offered by this Prospectus made to any accounts over which they exercise discretionary authority.

    The Class A Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "LMTR."

    The foregoing is a brief summary of the provisions of the Underwriting Agreement and does not purport to be a complete statement of its terms and conditions. A copy of the form of Underwriting Agreement has been filed as an exhibit to the Registration Statement.

                                 LEGAL MATTERS

    The validity of the Company's Class A Common Stock being offered hereby will be passed upon for the Company by Foster Pepper & Shefelman, Portland, Oregon. Certain legal matters will be passed upon for the Underwriters by Milbank, Tweed, Hadley & McCloy, Los Angeles, California.

                                    EXPERTS

    The combined financial statements of Lithia Motors, Inc. and Affiliated Companies as of December 31, 1994 and 1995, and September 30, 1996 and for each of the years in the three-year period ended December 31, 1995 and for the nine month period ended September 30, 1996, and the combined financial statements of Roberts Dodge, Inc. and Affiliated Company at December 31, 1995 and for each of the years in the two-year period then ended, included herein and elsewhere in the Registration

Statement have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Melody Vacaville, Inc. and Sam Linder, Inc., included in this Prospectus and in the Registration Statement, have been audited by Moss Adams LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 under the Securities Act, with respect to the Class A Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance that a reference is made to a contract or other document filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by such reference. A copy of the Registration Statement may be examined without charge at the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission upon payment of certain fees prescribed by the Commission. Copies of such materials may also be obtained from the website that the Commission maintains at http://www.sec.gov.

    No manufacturer (as defined in this Prospectus) has been involved, directly or indirectly, in the preparation of this Prospectus or in the Offering being made hereby. No manufacturer has made any statements or representations in connection with the Offering or has provided any information or materials that were used in connection with the Offering, and no manufacturer has any responsibility for the accuracy or completeness of this Prospectus.

    The Company intends to furnish to its shareholders annual reports containing consolidated financial statements audited by independent certified public accountants and quarterly reports containing unaudited consolidated financial information for the first three quarters of each year.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
                                           HISTORICAL FINANCIAL STATEMENTS

Lithia Motors, Inc. and Affiliated Companies
  Report of Independent Auditors'..........................................................................  F-2
  Combined Balance Sheets..................................................................................  F-3
  Combined Statements of Operations........................................................................  F-4
  Combined Statements of Changes in Owners' Equity.........................................................  F-5
  Combined Statements of Cash Flows........................................................................  F-6
  Notes to Combined Financial Statements...................................................................  F-7

Roberts Dodge, Inc. and Affiliated Company
  Report of Independent Auditors'..........................................................................  F-21
  Combined Balance Sheets..................................................................................  F-22
  Combined Statements of Operations........................................................................  F-23
  Combined Statements of Changes in Owners' Equity.........................................................  F-24
  Combined Statements of Cash Flows........................................................................  F-25
  Notes to Combined Financial Statements...................................................................  F-26

Sam Linder, Inc.
  Report of Independent Auditors'..........................................................................  F-31
  Balance Sheets...........................................................................................  F-32
  Statements of Operations and Accumulated Deficit.........................................................  F-33
  Statements of Cash Flows.................................................................................  F-34
  Notes to Financial Statements............................................................................  F-35

Melody Vacaville, Inc.
  Report of Independent Auditors'..........................................................................  F-41
  Balance Sheets...........................................................................................  F-42
  Statements of Operations.................................................................................  F-43
  Statements of Stockholders' Deficit......................................................................  F-44
  Statements of Cash Flows.................................................................................  F-45
  Notes to Financial Statements............................................................................  F-46

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Lithia Motors, Inc. and Affiliated Companies:

    We have audited the accompanying combined balance sheets of Lithia Motors, Inc. and Affiliated Companies as of December 31, 1994 and 1995 and September 30, 1996, and the related combined statements of operations, changes in owners' equity, and cash flows for each of the years in the three-year period ended December 31, 1995 and for the nine-month period ended September 30, 1996. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Lithia Motors, Inc. and Affiliated Companies as of December 31, 1994 and 1995 and September 30, 1996, and the results of their operations and their cash flows for the years in the three-year period ended December 31, 1995 and for the nine-month period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Portland, Oregon
October 25, 1996, except
 as to note 17(d), which is
 as of November 10, 1996

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES

                            COMBINED BALANCE SHEETS

                                 (IN THOUSANDS)

                                     ASSETS

                                                            DECEMBER 31,       SEPTEMBER 30, 1996
                                                        --------------------  --------------------
                                                          1994       1995      ACTUAL    PROFORMA
                                                        ---------  ---------  ---------  ---------
                                                                                         (NOTES 10
                                                                                          AND 17)
Current assets:
  Cash and cash equivalents...........................  $   6,952  $   9,350  $   9,822  $   9,822
  Trade receivables...................................      1,289      1,744      2,580      2,580
  Lease receivables, current portion..................        125        140        193        193
  Inventories.........................................     19,132     17,700     15,517     15,517
  Vehicles leased to others, current portion..........      3,201      3,462      4,099      4,099
  Notes receivable....................................         78        127         54         54
  Prepaid expenses and other..........................        306        273        721        721
  Deferred income taxes...............................     --         --         --          1,430
                                                        ---------  ---------  ---------  ---------
    Total current assets..............................     31,083     32,796     32,986     34,416
                                                        ---------  ---------  ---------  ---------
Property, plant and equipment, net....................      3,070      3,234      1,269      1,269
Vehicles leased to others, less current portion.......      1,724      1,864      2,207      2,207
Other assets:
  Lease receivables, less current portion.............         88        310        264        264
  Notes receivable....................................         88        146        253        253
  Investment in affiliate.............................        424        491        491        491
  Other noncurrent assets.............................        182        381        452        452
                                                        ---------  ---------  ---------  ---------
                                                              782      1,328      1,460      1,460
                                                        ---------  ---------  ---------  ---------
                                                        $  36,659  $  39,222  $  37,922  $  39,352
                                                        ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------

                        LIABILITIES, MINORITY INTEREST AND OWNERS' EQUITY

Current liabilities:
  Notes payable.......................................  $     390  $     625  $   3,044  $   3,044
  Flooring notes payable..............................     21,218     19,590     13,495     13,495
  Current maturities of long-term debt................      1,621      2,085      2,713      2,713
  Trade payables......................................        846      1,455      1,387      1,387
  Accrued liabilities.................................        974      1,280      2,401      2,401
                                                        ---------  ---------  ---------  ---------
    Total current liabilities.........................     25,049     25,035     23,040     23,040
Long-term debt, less current liabilities..............      6,748     10,743      8,010     12,211
Deferred revenue......................................      1,462      1,782      2,555      2,555
Other long-term liabilities...........................         61         62     --         --
Deferred income taxes.................................     --         --         --            598
                                                        ---------  ---------  ---------  ---------
    Total liabilities.................................     33,320     37,622     33,605     38,404
                                                        ---------  ---------  ---------  ---------
Commitments and contingency
Minority interest.....................................        536        749      1,237     --
Owners' equity:
  Common stock........................................        751        801        801        948
  Retained earnings...................................      2,052         50      2,279     --
                                                        ---------  ---------  ---------  ---------
    Total owners' equity..............................      2,803        851      3,080        948
                                                        ---------  ---------  ---------  ---------
                                                        $  36,659  $  39,222  $  37,922  $  39,352
                                                        ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------

            See accompanying notes to combined financial statements.

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES

                       COMBINED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                              -------------------------------  ----------------------
                                                1993       1994       1995        1995        1996
                                              ---------  ---------  ---------  -----------  ---------
                                                                               (UNAUDITED)
Sales:
  Vehicle...................................  $  77,649  $  93,535  $  97,338   $  73,070   $  91,476
  Service, body, parts and other............     14,590     15,888     16,858      12,751      14,090
                                              ---------  ---------  ---------  -----------  ---------
      Net sales.............................     92,239    109,423    114,196      85,821     105,566
                                              ---------  ---------  ---------  -----------  ---------
Cost of sales:
  Vehicle...................................     67,092     81,141     83,366      64,191      80,376
  Service, body, parts and other............      7,688      9,183      9,766       6,176       6,930
                                              ---------  ---------  ---------  -----------  ---------
      Cost of sales.........................     74,780     90,324     93,132      70,367      87,306
                                              ---------  ---------  ---------  -----------  ---------
      Gross profit..........................     17,459     19,099     21,064      15,454      18,260
Selling, general and administrative.........     15,122     15,174     16,735      12,064      14,474
                                              ---------  ---------  ---------  -----------  ---------
      Operating income......................      2,337      3,925      4,329       3,390       3,786
                                              ---------  ---------  ---------  -----------  ---------
Other income (expense):
  Equity in income of affiliate.............         54         55         67          25          40
  Interest income...........................        216         99        179         102         176
  Interest expense..........................     (1,374)      (954)    (1,390)       (797)     (1,013)
  Other, net................................        553        847        968         530         442
                                              ---------  ---------  ---------  -----------  ---------
                                                   (551)        47       (176)       (140)       (355)
                                              ---------  ---------  ---------  -----------  ---------
      Income before minority interest.......      1,786      3,972      4,153       3,250       3,431
Minority interest...........................       (233)      (458)      (778)       (597)       (627)
                                              ---------  ---------  ---------  -----------  ---------
      Net income............................  $   1,553  $   3,514  $   3,375   $   2,653   $   2,804
                                              ---------  ---------  ---------  -----------  ---------
                                              ---------  ---------  ---------  -----------  ---------
Pro forma net income data (unaudited):
  Income before income taxes and minority
   interest, as reported....................  $   1,786  $   3,972  $   4,153   $   3,250   $   3,431
  Pro forma income taxes....................       (697)    (1,521)    (1,598)     (1,254)     (1,335)
                                              ---------  ---------  ---------  -----------  ---------
  Pro forma net income before minority
   interest.................................      1,089      2,451      2,555       1,996       2,096
  Pro forma minority interest...............       (142)      (283)      (479)       (368)       (383)
                                              ---------  ---------  ---------  -----------  ---------
  Pro forma net income......................  $     947  $   2,168  $   2,076   $   1,628   $   1,713
                                              ---------  ---------  ---------  -----------  ---------
                                              ---------  ---------  ---------  -----------  ---------
  Pro forma net income per share............                        $    0.42   $    0.33   $    0.35
  Shares used in computing pro forma net
   income per share.........................                            4,893       4,893       4,893
                                                                    ---------  -----------  ---------
                                                                    ---------  -----------  ---------

            See accompanying notes to combined financial statements.

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES

                COMBINED STATEMENTS OF CHANGES IN OWNERS' EQUITY

                                 (IN THOUSANDS)

                                                                              COMMON STOCK
                                                                         ----------------------  RETAINED
                                                                          SHARES      AMOUNT     EARNINGS     TOTAL
                                                                         ---------  -----------  ---------  ---------
Balance, December 31, 1992.............................................        4.7   $     799   $     437  $   1,236
Net income.............................................................     --          --           1,553      1,553
Issuance of common stock:
  Lithia Rentals, Inc..................................................        1.0          25      --             25
Dividends..............................................................     --          --          (1,630)    (1,630)
                                                                         ---------  -----------  ---------  ---------
Balance, December 31, 1993.............................................        5.7         824         360      1,184
Net income.............................................................     --          --           3,514      3,514
Issuance of common stock:
  Lithia Rentals, Inc..................................................         .7          50      --             50
  Discount Auto and Truck Rental, Inc..................................        1.0          20      --             20
Cancellation of common stock:
  Paul Phillips, Inc...................................................        (.5)       (143)        143     --
Dividends..............................................................     --          --          (1,965)    (1,965)
                                                                         ---------  -----------  ---------  ---------
Balance, December 31, 1994.............................................        6.9         751       2,052      2,803
Net income.............................................................     --          --           3,375      3,375
Issuance of common stock:
  Discount Auto and Truck Rental, Inc..................................        2.5          50      --             50
Dividends..............................................................     --          --          (5,377)    (5,377)
                                                                         ---------  -----------  ---------  ---------
Balance, December 31, 1995.............................................        9.4         801          50        851
Net income.............................................................     --          --           2,804      2,804
Issuance of common stock pursuant to restructuring.....................    4,109.9      --          --         --
Dividends..............................................................     --          --            (575)      (575)
                                                                         ---------  -----------  ---------  ---------
Balance, September 30, 1996............................................    4,119.3   $     801   $   2,279  $   3,080
                                                                         ---------  -----------  ---------  ---------
                                                                         ---------  -----------  ---------  ---------

            See accompanying notes to combined financial statements.

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES

                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                          NINE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                       -------------------------------  ----------------------
                                                         1993       1994       1995        1995        1996
                                                       ---------  ---------  ---------  -----------  ---------
                                                                                        (UNAUDITED)
Cash flows from operating activities:
  Net income.........................................  $   1,553  $   3,514  $   3,375   $   2,653   $   2,804
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Depreciation and amortization....................      1,803      1,954      1,907       1,222       1,218
    (Gain) loss on sale of assets....................       (184)      (146)      (305)       (126)        180
    Minority interest in income......................        233        458        778         597         627
    Equity in income of affiliate....................        (54)       (55)       (67)        (25)        (40)
    Changes in operating assets and liabilities:
      Trade and lease receivables....................       (682)     1,659       (692)       (570)       (843)
      Inventories....................................     (5,177)    (2,085)     1,432       6,015       2,183
      Other current assets...........................         13       (116)        30          60        (448)
      Prepaid expenses and other.....................        (59)       (20)      (277)       (150)        (71)
      Trade payables.................................        561     (1,793)       609         (56)        (68)
      Accrued liabilities............................          6      1,002        306         389       1,121
      Other long-term liabilities....................        153        358        321         241         711
    Proceeds from sale of vehicles leased to
     others..........................................      4,254      5,239      4,757       3,391       3,909
    Expenditures for vehicles leased to others.......     (6,963)    (6,764)    (6,308)     (5,158)     (5,726)
                                                       ---------  ---------  ---------  -----------  ---------
        Net cash provided by (used in) operating
         activities..................................     (4,543)     3,205      5,866       8,483       5,557
                                                       ---------  ---------  ---------  -----------  ---------
Cash flows from investing activities:
  Notes receivable issued............................       (135)      (142)      (190)       (159)       (488)
  Principal payments received on notes receivable....        142        309         83          86         454
  Principal payments received on notes-related
   party.............................................        201     --         --          --          --
  Proceeds from sale of assets.......................     --              3         10           1         176
  Capital expenditures...............................       (108)      (164)      (524)       (235)       (274)
                                                       ---------  ---------  ---------  -----------  ---------
        Net cash provided by (used in) investing
         activities..................................        100          6       (621)       (307)       (132)
                                                       ---------  ---------  ---------  -----------  ---------
Cash flows from financing activities:
  Net borrowings (repayments) on flooring notes
   payable...........................................      5,443      2,170     (1,628)     (9,207)     (6,095)
  Net borrowings (repayments) on notes payable.......      1,527     (2,312)       235        (390)      2,419
  Principal payments on long-term debt...............     (3,244)    (9,084)    (8,070)     (3,956)    (11,265)
  Proceeds from issuance of long-term debt...........      3,973     11,300     12,529       4,966      10,272
  Proceeds from issuance of common stock and minority
   interest..........................................         25        (73)        50          50      --
  Proceeds from minority interest share receivable...         15        144        142         142         320
  Dividends and distributions........................     (1,802)    (2,263)    (6,105)     (2,447)       (604)
                                                       ---------  ---------  ---------  -----------  ---------
        Net cash provided by (used in) financing
         activities..................................      5,937       (118)    (2,847)    (10,842)     (4,953)
                                                       ---------  ---------  ---------  -----------  ---------
        Net increase (decrease) in cash and cash
         equivalents.................................      1,494      3,093      2,398      (2,666)        472
Cash and cash equivalents at beginning of period.....      2,365      3,859      6,952       6,952       9,350
                                                       ---------  ---------  ---------  -----------  ---------
Cash and cash equivalents at end of period...........  $   3,859  $   6,952  $   9,350   $   4,286   $   9,822
                                                       ---------  ---------  ---------  -----------  ---------
                                                       ---------  ---------  ---------  -----------  ---------
Supplemental disclosures of cash flow information:
  Cash paid during the period for interest...........  $   1,374  $     954  $   1,390   $     797   $     996
                                                       ---------  ---------  ---------  -----------  ---------
                                                       ---------  ---------  ---------  -----------  ---------
Supplemental schedule of noncash financing
 activities:
  Cancellation of common stock.......................  $  --      $     143  $  --       $  --       $  --
  Debt extinguished upon transfer of property........     --         --         --          --           1,112
  Issuance of notes receivable -- minority
   interest..........................................     --         --            678      --          --
                                                       ---------  ---------  ---------  -----------  ---------
                                                       ---------  ---------  ---------  -----------  ---------

            See accompanying notes to combined financial statements.

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                     FOR THE YEARS ENDED DECEMBER 31, 1993,
                    1994 AND 1995 AND THE NINE MONTHS ENDED
                    SEPTEMBER 30, 1995 (UNAUDITED) AND 1996

                                 (IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION AND BUSINESS

    Lithia Motors, Inc. and Affiliated Companies (the Company) operate in Medford and Grants Pass, Oregon. The Company serves customers located principally in southern Oregon. The Company offers a broad range of products and services including a wide selection of new and used cars and light trucks, vehicle financing and insurance and replacement parts and service. At its six locations, the Company offers, collectively, 14 makes of new vehicles including Chrysler, Toyota, Plymouth, Dodge, Jeep/Eagle, Honda, Saturn, Mazda, Pontiac, Lincoln, Mercury, Isuzu, Suzuki and Volkswagen.

    PRINCIPLES OF COMBINATION

    The accompanying combined financial statement reflects the results of operations, financial position and cash flows of each of the Company's dealerships and those of its affiliated entities whose operations will be combined under the Restructuring, using "as if" pooling of interest basis of accounting. The following entities are affiliated through common ownership and management:

Lithia Motors, Inc.                   Subchapter S Corporation
Lithia TLM LLC                        Limited Liability Corporation
Lithia Dodge LLC                      Limited Liability Corporation
Lithia Grants Pass Auto Center LLC    Limited Liability Corporation
Lithia Leasing, Inc.                  Subchapter S Corporation
Discount Auto and Truck Rental, Inc.  Subchapter S Corporation
Lithia Rentals, Inc.                  Subchapter S Corporation

    Lithia TLM LLC, Lithia Dodge LLC and Lithia Grants Pass Auto Center LLC are limited liability corporations majority owned by Lithia Motors, Inc. The 20%, 25% and 25% minority interests in Lithia TLM LLC, Lithia Dodge LLC and Lithia Grants Pass Auto Center LLC, respectively have been recorded in the accompanying financial statements.

    All significant intercompany accounts and transactions, consisting principally of intercompany sales, have been eliminated upon combination.

    As stipulated in the Operating Agreements ("the Agreements"), for Lithia TLM LLC, Lithia Dodge LLC and Lithia's Grants Pass Auto Center LLC the term of the Companies is for thirty years, terminating in 2025, unless terminated earlier. In addition, the terms of the agreements limit the transferability of a member's interest without the consent of the other members. Lithia Motors, Inc. is the managing member of all Limited Liability Corporations referred to above.

    As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

    CASH AND CASH EQUIVALENTS

    For purposes of reporting cash flows, the Company considers contracts in transit and all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1993,
                    1994 AND 1995 AND THE NINE MONTHS ENDED
                    SEPTEMBER 30, 1995 (UNAUDITED) AND 1996

                                 (IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INVENTORIES

    New vehicle, used vehicle and parts and accessories inventories are stated at the lower of cost or market. Cost is determined by using the last-in, first-out (LIFO) method.

    PROPERTY, PLANT AND EQUIPMENT

    Property and equipment are stated at cost and are being depreciated over their estimated useful lives principally on the straight-line basis. The range of estimated useful lives are as follows:

Building of improvements                       40 years
Service and equipment                        5 to 10 years
Furniture, signs and fixtures                5 to 10 years

    Expenditures for maintenance, repairs and minor renewals are expensed as incurred, while significant renewals and betterments are capitalized. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the account, and any gain or loss is credited or charged to income.

    INCOME TAXES

    The Company is currently an S Corporation for federal and state income tax reporting purposes. Federal and state income taxes on the income of an S Corporation are payable by the individual stockholders rather than the corporation.

    The Company's S Corporation status will terminate immediately prior to the effectiveness of the proposed initial public offering of its common stock discussed in note 17. At this time the Company will establish its net deferred tax asset and record an accompanying credit to income tax expense. The accompanying statements of operations for the year ended December 31, 1995, and the nine-months ended September 30, 1995 and 1996, reflect provisions for income taxes on an unaudited pro forma basis, using the asset and liability method, as if the Company had been a C Corporation, fully subject to federal and state income taxes.

    Under the asset and liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

    ENVIRONMENTAL LIABILITIES AND EXPENDITURES

    Accruals for environmental matters, if any, are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted.

    In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1993,
                    1994 AND 1995 AND THE NINE MONTHS ENDED
                    SEPTEMBER 30, 1995 (UNAUDITED) AND 1996

                                 (IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PRO FORMA NET INCOME PER SHARE

    Pro forma net income per share is computed using pro forma net income (as described in note 11) and is based on the weighted average number of shares of common stock outstanding and common equivalent shares from stock options outstanding using the treasury stock method. In accordance with certain Securities and Exchange Commission (SEC) Staff Accounting Bulletins, such computations include all common and common equivalent shares issued within 12 months of the offering date as if they were outstanding for all periods presented using the treasury stock method and the initial public offering price. In addition, the calculation includes 368 shares deemed to be outstanding representing the number of shares (at the initial public offering price) sufficient to fund estimated S Corporation distributions subsequent to September 30, 1996.

    FINANCIAL INSTRUMENTS

    The carrying amount of cash equivalents, trade receivables, trade payable and short term borrowing approximate fair value because of the short-term nature of these instruments. The fair value of long-term debt was estimated by discounting the future cash flows using market interest rates and does not differ significantly from that reflected in the financial statements.

    Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    ADVERTISING

    The Company expenses production and other costs of advertising as incurred. Advertising expense was $1,002, $946, $1,136, $899 and $929 for the years ended December 31, 1993, 1994, and 1995 and the nine-month periods ended September 30, 1995 and 1996.

    CONCENTRATIONS OF CREDIT RISK

    Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base.

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company generally limits its exposure to credit risk from balances on deposit in financial institutions in excess of the FDIC-insured limit.

    MANAGEMENT ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

    REVENUE RECOGNITION

    Revenue from service contract insurance sold by the Company is recorded as deferred revenue upon initial receipt and recognized as income on a prorated basis over the term of the policy.

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1993,
                    1994 AND 1995 AND THE NINE MONTHS ENDED
                    SEPTEMBER 30, 1995 (UNAUDITED) AND 1996

                                 (IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Finance fees represent revenue earned by the Company for notes placed with financial institutions in connection with customer vehicle financing. Finance fees are recognized in income upon acceptance of the credit by the financial institution. Insurance income represents commissions earned on credit life, accident and disability insurance sold in connection with the vehicle on behalf of third-party insurance companies. Insurance commissions are recognized in income upon customer acceptance of the insurance terms as evidenced by contract execution. Finance fees and insurance commissions, net of chargebacks, are classified as other operating revenue in the accompanying combined statement of operations.

    Revenue from the sale of cars is recognized upon delivery, when the sales contract is signed and down payment has been received. Fleet sales of vehicles whereby the Company does not take title are shown on a net basis in other revenue.

    MAJOR SUPPLIER AND DEALER AGREEMENT

    The Company purchases substantially all of its new vehicles and inventory from various manufacturers at the prevailing prices charged by the manufacturer to all franchised dealers. The Company's overall sales could be impacted by the manufacturer's inability or unwillingness to supply the dealership with an adequate supply of popular models.

    The Company enters into agreements (Dealer Agreements) with each manufacturer. The Dealer Agreements generally limit the location of the dealership and retain manufacturer approval rights over changes in dealership management and ownership. The proposed Restructuring (see Note 17(a)) will result in the Company's outstanding shares of Class B Common Stock being transferred to Lithia Holding and will require manufacturers' consent. Because of the Company's current relationship with each of these manufacturers and Oregon franchise law that appears to permit reorganizations such as the Restructuring, the Company does not expect such manufacturers to terminate their Dealer Agreements. A manufacturer is also entitled to terminate the Dealer Agreement if the dealership is in material breach of its terms.

    The Company's ability to expand operations depends, in part, on obtaining consents of the manufacturer to the acquisition of additional dealerships.

    INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited financial statements for the nine-months ended September 30, 1995 have been prepared on substantially the same basis as the audited financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1993,
                    1994 AND 1995 AND THE NINE MONTHS ENDED
                    SEPTEMBER 30, 1995 (UNAUDITED) AND 1996

                                 (IN THOUSANDS)

(2) INVENTORIES AND RELATED NOTES PAYABLE
    The new and used vehicle inventory collateralizing related notes payable and other inventory were as follows:

                                                                 DECEMBER 31,
                                                  ------------------------------------------
                                                          1994                  1995           SEPTEMBER 30, 1996
                                                  --------------------  --------------------  --------------------
                                                  INVENTORY    NOTES    INVENTORY    NOTES    INVENTORY    NOTES
                                                    COST      PAYABLE     COST      PAYABLE     COST      PAYABLE
                                                  ---------  ---------  ---------  ---------  ---------  ---------
New and demonstrator vehicles...................  $  16,776  $  17,172  $  13,972  $  15,346  $  12,020  $  12,628
Used vehicles...................................      6,847      4,046      7,532      4,244      7,061        867
Parts and accessories...........................        831     --          1,092     --          1,246     --
                                                  ---------  ---------  ---------  ---------  ---------  ---------
Inventories at FIFO.............................     24,454     21,218     22,596     19,590     20,327     13,495
Less LIFO reserve for new and used vehicles and
 parts inventories..............................      5,322     --          4,896     --          4,810     --
                                                  ---------  ---------  ---------  ---------  ---------  ---------
Inventories at LIFO.............................  $  19,132  $  21,218  $  17,700  $  19,590  $  15,517  $  13,495
                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------

    If the first-in, first-out (FIFO) method of inventory accounting were used by the Company, net income would have been higher (lower) by $557, $615 and $(426) and $(243) and $(86) for the years ended December 31, 1993, 1994 and 1995 and the nine-month periods ended September 30, 1995 and 1996, respectively.

    Flooring notes payable consist of 7.125% to 8.25% flooring notes from a bank secured by new and used vehicles. The flooring arrangements permit the Company to borrow up to $21,900 in 1995 and 1994 and $27,900 for the nine-month period ended September 30, 1996, restricted by new and used vehicle levels. The notes are due within five days of the vehicle being sold or after the vehicle has been in inventory for one year for new vehicles, six months for program vehicles, and on a revolving basis for used vehicles.

(3) PROPERTY, PLANT AND EQUIPMENT

                                                                          DECEMBER 31,
                                                                      --------------------  SEPTEMBER 30,
                                                                        1994       1995         1996
                                                                      ---------  ---------  -------------
Buildings and improvements..........................................  $   1,373  $   1,445    $  --
Service and equipment...............................................      1,224      1,431        1,474
Furniture, signs and fixtures.......................................      1,634      1,607        1,773
                                                                      ---------  ---------  -------------
                                                                          4,231      4,483        3,247
Less accumulated depreciation.......................................      1,587      1,840        1,978
                                                                      ---------  ---------  -------------
                                                                          2,644      2,643        1,269
Land................................................................        426        591       --
                                                                      ---------  ---------  -------------
                                                                      $   3,070  $   3,234    $   1,269
                                                                      ---------  ---------  -------------
                                                                      ---------  ---------  -------------

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1993,
                    1994 AND 1995 AND THE NINE MONTHS ENDED
                    SEPTEMBER 30, 1995 (UNAUDITED) AND 1996

                                 (IN THOUSANDS)

(4) VEHICLES LEASED TO OTHERS AND RELATED LEASE RECEIVABLES

                                                                        DECEMBER 31,
                                                                    --------------------  SEPTEMBER 30,
                                                                      1994       1995         1996
                                                                    ---------  ---------  -------------
Vehicles leased to others.........................................  $   6,201  $   6,678    $   7,722
Less accumulated depreciation.....................................     (1,276)    (1,352)      (1,416)
                                                                    ---------  ---------  -------------
                                                                        4,925      5,326        6,306
    Less current portion, net.....................................      3,201      3,462        4,099
                                                                    ---------  ---------  -------------
                                                                    $   1,724  $   1,864    $   2,207
                                                                    ---------  ---------  -------------
                                                                    ---------  ---------  -------------

    Lease receivables result from customer leases of vehicles under agreements which qualify as operating and direct-financing leases. Future minimum lease income from non-cancelable long-term leases and direct-financing leases are as follows:

                                                                                      DIRECT-
                                                                        OPERATING    FINANCING
                                                                       -----------  -----------
Year ending December 31:
  1996 (for the three months ended December 31)......................   $     472    $      73
  1997...............................................................       1,415          155
  1998...............................................................       1,070          109
  1999...............................................................         100           67
  2000 and thereafter................................................          17           54
                                                                       -----------       -----
                                                                        $   3,074    $     458
                                                                       -----------       -----
                                                                       -----------       -----

    Vehicles leased to others are stated at cost and depreciated over their estimated useful lives (5 years) on a straight-line basis.

(5) NOTES PAYABLE
    The Company has a 9.00% credit line with a bank for the in-house financing of vehicle sales and leases. The Company may borrow up to $1,000 or 75% of the total in-house vehicle receivables under 60 days past due. No amounts were outstanding as of September 30, 1996. See note 15.

(6) LINE OF CREDIT
    The Company obtained a secured line of credit from a bank in the principal amount of $6.0 million which will be utilized to fund the cash portion of the acquisitions described in note 17. The line of credit bears interest at prime plus 75 basis points with interest due monthly during the first year "draw down" period, after which monthly payments are based on a ten-year amortization schedule, with final payment due five years from the initial advance.

    An additional line of credit of $2.15 million is available for the purchase of equipment, $1.4 million of which is available for purchasing equipment associated with future or pending acquisitions. The borrowings under this line of credit bear interest at prime plus 0.5% (8.75% at September 30, 1996).

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1993,
                    1994 AND 1995 AND THE NINE MONTHS ENDED
                    SEPTEMBER 30, 1995 (UNAUDITED) AND 1996

                                 (IN THOUSANDS)

(7) LONG-TERM DEBT
    Long-term debt consists of the following:

                                                                                   DECEMBER 31,
                                                                               --------------------  SEPTEMBER 30,
                                                                                 1994       1995         1996
                                                                               ---------  ---------  -------------
Notes payable to officer and director, interest at prime plus 0.5%; due in ten equal annual installments beginning one year and ten days subsequent to
 demand by the note holder...................................................  $     925  $   3,865   $     1,868
Notes payable to related parties other than officer and director, interest at prime plus or minus 0.5%; due in ten equal annual installments beginning at
 various times subsequent to demand by the note holder.......................        827      1,234         1,285
Notes payable in monthly installments, including interest at 8.75%; maturing
 at various dates through 2000; secured by equipment.........................      1,092      1,404         1,025
Notes payable in monthly installments, including interest at 8.5% or prime plus 1% to 1.5%; maturing at various dates through 2000; secured by vehicles
 leased to others............................................................      4,409      5,466         6,545
Mortgages payable in monthly installments of $105, including interest at 7.5%
 to 12%; maturing at various dates through 2013; secured by land and
 buildings...................................................................      1,092        858       --
Other........................................................................         24          1       --
                                                                               ---------  ---------  -------------
                                                                                   8,369     12,828        10,723
Less current maturities......................................................      1,621      2,085         2,713
                                                                               ---------  ---------  -------------
                                                                               $   6,748  $  10,743   $     8,010
                                                                               ---------  ---------  -------------
                                                                               ---------  ---------  -------------

    The schedule of future principal payments on long-term debt after September 30, 1996 is as follows:

Year ending December 31:
  1996 (for the three months ended December 31)...................  $     543
  1997............................................................      2,170
  1998............................................................      5,119
  1999............................................................        547
  2000 and thereafter.............................................      2,344
                                                                    ---------
                                                                    $  10,723
                                                                    ---------
                                                                    ---------

(8) MINORITY INTEREST
    For the years ended December 31, 1994 and 1995 and the nine-month period ended September 30, 1996, the Company held notes receivable of $142, $678 and $566, respectively, from minority owners' of the Company. These notes are secured by the minority owners' interest in the Company and bear interest at .5% over prime rate and 10.5% respectively. The amount of the receivables are shown on the balance sheet as a reduction to minority interest.

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1993,
                    1994 AND 1995 AND THE NINE MONTHS ENDED
                    SEPTEMBER 30, 1995 (UNAUDITED) AND 1996

                                 (IN THOUSANDS)

(9) OWNERS' EQUITY

    CAPITAL STRUCTURE

    The capital structure of the corporations included in the combined balance sheet at December 31, 1994 is as follows:

                                                                          NO PAR COMMON STOCK
                                                              -------------------------------------------
                                                               AUTHORIZED      ISSUED       OUTSTANDING
                                                              -------------  -----------  ---------------
Lithia Motors, Inc..........................................          1.0            .3             .1
Lithia Leasing, Inc.........................................          1.0            .1             .1
Discount Auto and Truck Rental, Inc.........................         10.0           4.0            4.0
Lithia Rentals, Inc.........................................          5.0           2.7            2.7

    The capital structure of the corporations included in the combined balance sheet at December 31, 1995 is as follows:

                                                                          NO PAR COMMON STOCK
                                                              -------------------------------------------
                                                               AUTHORIZED      ISSUED       OUTSTANDING
                                                              -------------  -----------  ---------------
Lithia Motors, Inc..........................................          1.0            .3             .1
Lithia Leasing, Inc.........................................          1.0            .1             .1
Discount Auto and Truck Rental, Inc.........................         10.0           6.5            6.5
Lithia Rentals, Inc.........................................          5.0           2.7            2.7

    The capital structure of the corporations included in the combined balance sheet at September 30, 1996 is as follows:

                                                              NO PAR COMMON STOCK CLASS A
                                                          -----------------------------------
                                                          AUTHORIZED    ISSUED    OUTSTANDING
                                                          -----------  ---------  -----------
Lithia Motors, Inc......................................    100,000.0     --          --


                                                                  NO PAR COMMON STOCK
                                                          -----------------------------------
                                                          AUTHORIZED    ISSUED    OUTSTANDING
                                                          -----------  ---------  -----------
Lithia Motors, Inc. -- Class B..........................     25,000.0    4,110.0     4,110.0
Lithia Leasing, Inc.....................................          1.0         .1          .1
Discount Auto and Truck Rental, Inc.....................         10.0        6.5         6.5
Lithia Rentals, Inc.....................................          5.0        2.7         2.7

    While the shares of Class A Common Stock are not convertible into any other series or class of the Company's securities, each share of Class B Common Stock is freely convertible into one share of Class A Common Stock at the option of the holder of the Class B Common Stock. All shares of Class B Common Stock shall automatically convert to shares of Class A Common Stock (on a share-for-share basis, subject to the adjustments) on the earliest record date for an annual meeting of the Company shareholders on which the number of shares of Class B Common Stock outstanding is less than 1% of the total number of shares of Common Stock outstanding. Shares of Class B Common Stock may not be transferred to third parties (except for transfers to certain family members and in other limited circumstances).

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1993,
                    1994 AND 1995 AND THE NINE MONTHS ENDED
                    SEPTEMBER 30, 1995 (UNAUDITED) AND 1996

                                 (IN THOUSANDS)

(9) OWNERS' EQUITY (CONTINUED)
    Holders of Class A Common Stock are entitled to one vote for each share held of record, and holders of Class B Common Stock are entitled to ten votes for each share held of record. The Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of shareholders.

(10) PRO FORMA INCOME TAXES
    The unaudited pro forma amounts included in the accompanying pro forma balance sheet as of September 30, 1996, reflect the following unaudited pro forma adjustments:

    - Provisions for income taxes as if the Company had been a C Corporation, fully subject to federal and state income taxes.

    - A current deferred income tax asset of $1,430 and a non-current deferred income tax liability of $598, established to effect the Company's conversion to C Corporation status. The net of these amounts will be credited to income tax expense as a nonrecurring credit upon the Company's conversion to C Corporation status but have been excluded from the pro forma statement of income.

    - A $3,264 S Corporation distribution payable to the current stockholders. This amount represents estimated undistributed S Corporation earnings of the Company from January 1, 1996 through the date of the financial statements.

    The pro forma provision for income taxes reflects the income tax expense that would have been reported if the Company had been a C Corporation. The components of unaudited pro forma income taxes are as follows:

                                                                                                    NINE MONTHS ENDED
                                                                      YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                  -------------------------------  --------------------
                                                                    1993       1994       1995       1995       1996
                                                                  ---------  ---------  ---------  ---------  ---------
Pro forma income taxes:
  Current:
    Federal.....................................................  $     490  $   1,292  $   1,487  $   1,161  $   1,538
    State.......................................................        102        269        309        241        320
                                                                  ---------  ---------  ---------  ---------  ---------
      Total current.............................................        592      1,561      1,796      1,402      1,858
  Deferred:
    Federal.....................................................         87        (33)      (164)      (123)      (433)
    State.......................................................         18         (7)       (34)       (25)       (90)
                                                                  ---------  ---------  ---------  ---------  ---------
      Total deferred............................................        105        (40)      (198)      (148)      (523)
                                                                  ---------  ---------  ---------  ---------  ---------
      Total pro forma income taxes..............................  $     697  $   1,521  $   1,598  $   1,254  $   1,335
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES
               NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
                     For the years ended December 31, 1993,
                    1994 and 1995 and the nine months ended
                    September 30, 1995 (unaudited) and 1996

                                 (In thousands)

(10) PRO FORMA INCOME TAXES (CONTINUED)

    The following tabulation reconciles the expected corporate federal income tax expense (computed by multiplying the Company's income before minority interest by 34%) to the Company's unaudited pro forma income tax expense:

                                                                                                    NINE MONTHS ENDED
                                                                      YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                  -------------------------------  --------------------
                                                                    1993       1994       1995       1995       1996
                                                                  ---------  ---------  ---------  ---------  ---------
Expected pro forma income tax expense...........................  $     607  $   1,350  $   1,412  $   1,105  $   1,167
State income taxes, net of federal tax effect...................         78        173        181        145        149
Other, net......................................................         12         (2)         5          4         19
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  $     697  $   1,521  $   1,598  $   1,254  $   1,335
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------

The tax effects of temporary differences that give rise to significant portions of the unaudited pro forma deferred income tax assets and liability as of September 30, 1996, are presented below:

Pro forma deferred income tax assets:
  Allowance and accruals...........................................  $   1,430
                                                                     ---------
    Total deferred income tax assets...............................      1,430

Pro forma deferred income tax liability:
  Property and equipment, principally due to differences in
   depreciation....................................................       (598)
                                                                     ---------
    Pro forma net deferred income tax asset........................  $     832
                                                                     ---------
                                                                     ---------

    The Company is changing its tax basis method of valuing inventories from the LIFO method to the FIFO and specific identification methods in 1997. The balance of the LIFO reserve as of December 31, 1996 will be amortized into taxable income over a one to six year period, thereby increasing current taxes payable. This amortization will create a corresponding reduction in the pro forma deferred tax liability related to inventory and will not impact the Company's effective tax rate.

(11) COMMITMENTS AND CONTINGENCY

    RECOURSE PAPER

    The Company is contingently liable to banks for recourse paper from the financing of vehicle sales. The contingent liability at December 31, 1994, 1995 and September 30, 1996 was approximately $77, $206 and $172, respectively.

    OPERATING LEASES

    Substantially all of the Company's operations are conducted in leased facilities under noncancelable operating leases with Lithia Properties, LLC (Lithia Properties) a related party (note 13). The Company and Lithia Properties recently entered into new lease agreements with respect to the facilities, effective January 1, 1997. The new leases have terms of 30 years. The Company will be responsible for property taxes, insurance and maintenance expenses. Lease payments are subject to an annual cost of living increase.

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1993,
                    1994 AND 1995 AND THE NINE MONTHS ENDED
                    SEPTEMBER 30, 1995 (UNAUDITED) AND 1996

                                 (IN THOUSANDS)

(11) COMMITMENTS AND CONTINGENCY (CONTINUED)
    The minimum rental commitments under operating leases after September 30, 1996 are as follows:

Years ending December 31:
  1996 (for the three months ended December 31)....................  $     668
  1997.............................................................      1,747
  1998.............................................................      1,747
  1999.............................................................      1,747
  2000 and thereafter..............................................      3,494
                                                                     ---------
                                                                     $   9,403
                                                                     ---------
                                                                     ---------

    Rental expense for all operating leases was $1,849, $1,888 $1,993, $1,559 and $1,657 for the years ended December 31, 1993, 1994 and 1995 and the nine-month periods ended September 30, 1995 and 1996, respectively.

    LITIGATION

    The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

(12) PROFIT SHARING PLAN
    The Company has a defined contribution plan and trust covering substantially all full-time employees. The annual contribution to the plan is at the discretion of the Board of Directors of the Company. Contributions of $100, $100, $84, $61 and $74 were recognized for the years ended December 31, 1993, 1994, 1995 and the nine-month periods ended September 30, 1995 and 1996, respectively. Employees may contribute to the plan under certain circumstances.

(13) INVESTMENT IN UNCONSOLIDATED AFFILIATE
    The Company has an investment in Lithia Properties, the members of which are the Company (20%), Sidney DeBoer (35%), M.L. Dick Heimann (30%) and three of Mr. DeBoer's children (5% each). This investment is accounted for using the equity method. The following table summarizes activity in the Company's investment through September 30, 1996:

Investment in affiliate, December 31, 1993...........................  $     389
Equity in affiliate..................................................         55
Distributions from affiliate.........................................        (20)
                                                                       ---------
Investment in affiliate, December 31, 1994...........................        424
Equity in affiliate..................................................         67
Distributions from affiliate.........................................     --
                                                                       ---------
Investment in affiliate, December 31, 1995...........................        491
Equity in affiliate..................................................         40
Distributions from affiliate.........................................        (40)
                                                                       ---------
Investment in affiliate, September 30, 1996..........................  $     491
                                                                       ---------
                                                                       ---------

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1993,
                    1994 AND 1995 AND THE NINE MONTHS ENDED
                    SEPTEMBER 30, 1995 (UNAUDITED) AND 1996

                                 (IN THOUSANDS)

(14) STOCK INCENTIVE PLAN
    In April, 1996, the Board and the Company's shareholders adopted the Company's 1996 Stock Incentive Plan (the Plan). The Plan provides for the granting of stock-based awards to executive officers (including those who are directors), to other employees and non-employee consultants of the Company. Either non-qualified or incentive stock options may be issued under this plan and are exercisable for a period of up to ten years from the date of grant. The Plan is permitted to issue up to 685 shares of the Company's Class A Common Stock. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined consistent with FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                 SEPTEMBER 30,
                                                                                     1996
                                                                                 -------------
Net income    As reported......................................................    $   2,804
                                                                                 -------------
                                                                                 -------------
              Pro forma........................................................        2,764
                                                                                 -------------
                                                                                 -------------

    The following table summarizes stock option activity through September 30, 1996:

                                                                     SHARES     PRICE RANGE
                                                                    ---------  --------------
Outstanding options at December 31, 1995..........................     --          $   -
Granted...........................................................      439.1   3.02 - 3.32
Exercised.........................................................     --            -
Canceled..........................................................     --            -
                                                                    ---------  --------------
Outstanding options at September 30, 1996.........................      439.1   $3.02 - 3.32
                                                                    ---------  --------------
                                                                    ---------  --------------

    At September 30, 1996, 60 outstanding options were exercisable.

(15) RELATED PARTY TRANSACTIONS
    Substantially all of the real property on which the Company's business is located is owned by Lithia Properties (note 13). The Company, leases its facilities under various lease agreements from Lithia Properties (note 11). Recorded in other current assets are deposits relating to these operating leases of $178, $175 and $175 as of December 31, 1994 and 1995 and September 30, 1996, respectively.

    The Company provides management services to Lithia Properties. Other income includes management fees of $288 for the years ended December 31, 1993, 1994 and 1995 and $216 and $300 for the nine-month periods ended September 30, 1995 and 1996, respectively.

    Lithia Properties leases certain equipment to the Company. Selling, general and administrative expense includes equipment rental expense of $27, $26, $27, $12 and $19 for the years ended December 31, 1993, 1994 and 1995 and the nine-month periods ended September 30, 1995 and 1996, respectively.

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1993,
                    1994 AND 1995 AND THE NINE MONTHS ENDED
                    SEPTEMBER 30, 1995 (UNAUDITED) AND 1996

                                 (IN THOUSANDS)

(15) RELATED PARTY TRANSACTIONS (CONTINUED)
    The Company has notes payable included in long-term debt of $925, $3,865 and $2,831 as of December 31, 1994, 1995 and September 30, 1996, respectively, to certain officers and directors. These notes accrue interest at 8.75% and are due in ten equal annual installments beginning one year and ten days subsequent to demand by the noteholder.

    The Company has agreed to guarantee certain indebtedness of Lithia Properties incurred in connection with purchases of real property which secures the loan. This indebtedness amounts to approximately $13,000.

    The Company has a short-term payable of $3,044 to Lithia Properties pertaining to the purchase of equipment. This note accrues interest at prime plus 0.5 percentage points and was paid subsequent to September 30, 1996.

(16) OTHER INCOME

                                                                                              NINE MONTHS
                                                                   YEAR ENDED                    ENDED
                                                                  DECEMBER 31,               SEPTEMBER 30,
                                                         -------------------------------  --------------------
                                                           1993       1994       1995       1995       1996
                                                         ---------  ---------  ---------  ---------  ---------
Management fees........................................        288        288        288        216        300
Advertising............................................        108         69         57         37         46
Lawsuit settlement.....................................     --         --            160        160     --
Miscellaneous, net.....................................        157        490        463         67         96
                                                               ---        ---        ---        ---        ---
Other income, net......................................        553        847        968        530        442
                                                               ---        ---        ---        ---        ---
                                                               ---        ---        ---        ---        ---

(17) SUBSEQUENT EVENTS

    (a)  STOCKHOLDER DISTRIBUTIONS

    As an S Corporation, the Company has paid dividends to its stockholders partially to provide them with funds to pay income taxes on corporate earnings. Immediately prior to the completion of the proposed initial public offering, the Company intends to declare a dividend payable of approximately $3.2 million to existing stockholders of the Company. This dividend represents undistributed S Corporation earnings of the Company through the completion of the proposed initial public offering and the amount of the stockholders' S Corporation tax bases.

    (b)  RESTRUCTURING

    On October 8, the Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its Class A common stock. Prior to completion of the offering, the Company and other affiliated companies will consummate a restructuring which will result in each of the Company's dealerships and operating divisions becoming direct or indirect wholly-owned subsidiaries of Lithia Motors, Inc. and Lithia Holdings, LLC owning all of the outstanding Class B common stock of the Company.

                              LITHIA MOTORS, INC.
                            AND AFFILIATED COMPANIES
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1993,
                    1994 AND 1995 AND THE NINE MONTHS ENDED
                    SEPTEMBER 30, 1995 (UNAUDITED) AND 1996

                                 (IN THOUSANDS)

(17) SUBSEQUENT EVENTS (CONTINUED)
    (c)  ACQUISITIONS

    The Company has signed definitive agreements to purchase three additional dealerships described below. These purchases are subject to normal closing conditions and the approval of the change in ownership by the manufacturers. The Company will account for these acquisitions as purchases and consolidate the respective results of operations from the date of consummation of the purchase.

    The Company has agreed to pay $2.25 million plus the new car and parts inventory at seller's cost for certain assets of Roberts Dodge, Inc., a Dodge dealer in Eugene, Oregon. In addition, the Company will purchase the real property on which the dealership is located for $2.3 million.

    The Company has agreed to pay $1.05 million plus the new car and parts inventory at seller's cost for Sam Linder, Inc. a Honda, Cadillac, and Oldsmobile dealership in Salinas, California. In addition, the Company will purchase the real property on which the dealership is located for $2.33 million. Closing is scheduled to occur on or before January 1, 1997

    The Company has agreed to pay approximately $2.58 million in cash for Melody Vacaville, Inc., a Toyota and Kia dealership in Vacaville, California. In addition, the Company will purchase the new vehicle and parts inventory valued at seller's costs and the used vehicle inventory at the Kelly Wholesale Blue Book value less any reconditioning costs, estimated to be approximately $4.05 million. The Company is not assuming any material liabilities as part of the acquisition. The Company will lease the real property and improvements utilized by the dealership from a third party at a current monthly rental rate of approximately $35,000. Closing is expected to occur on or before November 15, 1996.

    (d)  STOCK SPLIT

    The Company effected a 1.37 for 1 stock split in November 10, 1996. All share and per share amounts have been restated to reflect the split.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Roberts Dodge, Inc. and Affiliated Company:

    We have audited the accompanying combined balance sheets of Roberts Dodge, Inc. and Affiliated Company as of December 31, 1995, and the related combined statements of operations, changes in owners' equity, and cash flows for each of the years in the two-year period ended December 31, 1995. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Roberts Dodge, Inc. and Affiliated Company as of December 31, 1995 and the results of their operations and their cash flows for the years in the two-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                             KPMG PEAT MARWICK LLP

Portland, Oregon
October 25, 1996

                              ROBERTS DODGE, INC.
                             AND AFFILIATED COMPANY
                            COMBINED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                   DECEMBER 31,   SEPTEMBER 30,
                                                                       1995            1996
                                                                   ------------   --------------
                                                                                   (UNAUDITED)
Current assets:
  Cash and cash equivalents......................................  $     2,069    $       1,270
  Trade receivables, net.........................................          555              740
  Inventories....................................................        4,383            3,550
  Prepaid expenses and other.....................................            7               31
                                                                   ------------         -------
    Total current assets.........................................        7,014            5,591
                                                                   ------------         -------
Property and equipment, net......................................        1,448            1,525
Other assets:
  Goodwill.......................................................           22               19
  Stockholder advances...........................................      --                   251
  Other noncurrent assets........................................          121              128
                                                                   ------------         -------
                                                                           143              398
                                                                   ------------         -------
                                                                   $     8,605    $       7,514
                                                                   ------------         -------
                                                                   ------------         -------

                                 LIABILITIES AND OWNERS' EQUITY
Current liabilities:
  Notes payable..................................................  $   --         $         300
  Flooring notes payable.........................................        4,127            3,181
  Current maturities of long-term debt...........................        1,970            1,085
  Trade payables.................................................          370              208
  Accrued liabilities............................................          213              524
                                                                   ------------         -------
    Total current liabilities....................................        6,680            5,298
Long-term debt, less current maturities..........................        1,125            1,063
                                                                   ------------         -------
    Total liabilities............................................        7,805            6,361
                                                                   ------------         -------
Commitments and contingency
Owners' equity:
  Common stock, no par value, 10,000 shares authorized, 100
   shares issued and outstanding.................................          250              250
  Retained earnings..............................................          550              903
                                                                   ------------         -------
    Total owners' equity.........................................          800            1,153
                                                                   ------------         -------
                                                                   $     8,605    $       7,514
                                                                   ------------         -------
                                                                   ------------         -------

            See accompanying notes to combined financial statements.

                              ROBERTS DODGE, INC.
                             AND AFFILIATED COMPANY

                       COMBINED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                             YEAR ENDED        NINE MONTHS ENDED
                                                            DECEMBER 31,         SEPTEMBER 30,
                                                        --------------------  --------------------
                                                          1994       1995       1995       1996
                                                        ---------  ---------  ---------  ---------
                                                                                  (UNAUDITED)
Sales:
  Vehicle.............................................  $  26,383  $  27,999  $  21,025  $  22,772
  Service, parts and other............................      3,588      3,895      2,891      3,250
                                                        ---------  ---------  ---------  ---------
                                                           29,971     31,894     23,916     26,022
                                                        ---------  ---------  ---------  ---------
Cost of sales:
  Vehicle.............................................     23,526     25,086     18,609     20,267
  Service, parts and other............................      2,104      2,184      1,604      1,869
                                                        ---------  ---------  ---------  ---------
                                                           25,630     27,270     20,213     22,136
                                                        ---------  ---------  ---------  ---------
    Gross profit......................................      4,341      4,624      3,703      3,886
Selling, general and administrative...................      3,654      3,828      2,939      3,152
                                                        ---------  ---------  ---------  ---------
    Operating income..................................        687        796        764        734
                                                        ---------  ---------  ---------  ---------
Other income (expense):
  Interest income.....................................         27        101         58        111
  Interest expense....................................       (477)      (602)      (439)      (483)
  Other, net..........................................        (29)       (26)        11          1
                                                        ---------  ---------  ---------  ---------
                                                             (479)      (527)      (370)      (371)
                                                        ---------  ---------  ---------  ---------
    Net income........................................  $     208  $     269  $     394  $     363
                                                        ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------

            See accompanying notes to combined financial statements.

                              ROBERTS DODGE, INC.
                             AND AFFILIATED COMPANY
                COMBINED STATEMENTS OF CHANGES IN OWNERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                  COMMON STOCK
                                                                            ------------------------   RETAINED
                                                                              SHARES       AMOUNT      EARNINGS      TOTAL
                                                                            -----------  -----------  -----------  ---------
Balance, December 31, 1993................................................         100    $     250    $     134   $     384
Net income................................................................      --           --              208         208
Distributions.............................................................      --           --              (37)        (37)
                                                                                   ---        -----        -----   ---------
Balance, December 31, 1994................................................         100          250          305         555
Net income................................................................      --           --              269         269
Distributions.............................................................      --           --              (24)        (24)
                                                                                   ---        -----        -----   ---------
Balance, December 31, 1995................................................         100          250          550         800
Net income (unaudited)....................................................      --           --              363         363
Distributions (unaudited).................................................      --           --              (10)        (10)
                                                                                   ---        -----        -----   ---------
Balance, September 30, 1996 (unaudited)...................................         100    $     250    $     903   $   1,153
                                                                                   ---        -----        -----   ---------
                                                                                   ---        -----        -----   ---------

            See accompanying notes to combined financial statements.

                              ROBERTS DODGE, INC.
                             AND AFFILIATED COMPANY
                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                 YEAR ENDED        NINE MONTHS ENDED
                                                                DECEMBER 31,         SEPTEMBER 30,
                                                            --------------------  --------------------
                                                              1994       1995       1995       1996
                                                            ---------  ---------  ---------  ---------
                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income..............................................  $     208  $     269  $     394  $     363
  Adjustments to reconcile net earnings to net cash
   provided by (used in) operating activities:
    Depreciation and amortization.........................         65         75         48         59
    Changes in operating assets and liabilities:
      Trade receivables...................................        (10)       (86)       (44)      (184)
      Inventories.........................................     (1,139)       239          3        832
      Other current assets................................        (13)         8          9        (24)
      Trade payables......................................         73        116         62       (162)
      Accrued liabilities.................................         54         33        378        311
      Other noncurrent assets.............................       (108)         9       (130)      (259)
                                                            ---------  ---------  ---------  ---------
        Net cash provided by (used in) operating
         activities.......................................       (870)       663        720        936
                                                            ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Capital expenditures....................................        (88)      (210)      (148)      (132)
                                                            ---------  ---------  ---------  ---------
        Net cash used in investing activities.............        (88)      (210)      (148)      (132)
                                                            ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Net borrowings (repayments) on flooring notes payable...      1,340       (154)      (515)      (946)
  Increase in notes payable...............................     --         --         --            300
  Principal payments on long-term debt....................       (151)      (135)       (98)    (1,147)
  Proceeds from issuance of long-term debt................     --          1,936         83        200
  Distributions...........................................        (37)       (24)       (35)       (10)
                                                            ---------  ---------  ---------  ---------
        Net cash provided by (used in) financing
         activities.......................................      1,152      1,623       (565)    (1,603)
                                                            ---------  ---------  ---------  ---------
Net increase (decrease) in cash...........................        194      2,076          7       (799)
Cash (book overdraft), beginning of period................       (201)        (7)        (7)     2,069
                                                            ---------  ---------  ---------  ---------
Cash (book overdraft), end of period......................  $      (7) $   2,069  $  --      $   1,270
                                                            ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------

            See accompanying notes to combined financial statements.

                              ROBERTS DODGE, INC.
                             AND AFFILIATED COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                     FOR THE YEARS ENDED DECEMBER 31, 1994
                   AND 1995 AND AS OF AND FOR THE NINE MONTHS
                      ENDED SEPTEMBER 30, 1996 (UNAUDITED)

                                 (IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION AND BUSINESS

    Roberts Dodge, Inc. and Affiliated Company (the Company) is an Oregon Corporation. Its principal business is the retail sales of new Dodge automobiles obtained through an exclusive dealer agreement with Chrysler Motors Corporation (Chrysler) and the sale of used cars. In addition, the Company retails and wholesales replacement parts and provides vehicle servicing. The Company operates in the Eugene, Oregon area.

    PRINCIPLES OF COMBINATION

    The accompanying combined financial statements include the accounts of the following entities which are affiliated through common ownership:

    - Roberts Dodge, Inc.

    - Sole proprietorship -- real estate

    All significant intercompany accounts and transactions, consisting principally of intercompany rentals, have been eliminated upon combination.

    CASH AND CASH EQUIVALENTS

    For purposes of reporting cash flows, the Company considers contracts in transit and all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

    INVENTORIES

    Vehicles are stated at the lower of cost or market, cost being determined on a specific identification basis. Parts are stated at the lower of cost or market, cost being determined on the first-in, first-out (FIFO) basis.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are depreciated over their estimated useful lives on the declining balance and straight-line basis. Expenditures for maintenance, repairs and minor renewals are expensed as incurred, while significant renewals and betterments are capitalized. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the account, and any gain or loss is credited or charged to income.

    FEDERAL INCOME TAXES

    The Company is organized as a sub-chapter S-Corporation under the Internal Revenue Code; therefore, the income earned by Roberts Dodge, Inc. is reported on the personal tax returns of the stockholders. Consequently, no provision for income taxes has been recorded in the accompanying financial statements.

    MAJOR SUPPLIER AND DEALER AGREEMENT

    The Company purchases substantially all of its new vehicles and inventory from Chrysler at the prevailing prices charged by the automaker to all franchised dealers. The Company's overall sales could be impacted by the automaker's inability or unwillingness to supply the dealership with an adequate supply of popular models.

                              ROBERTS DODGE, INC.
                             AND AFFILIATED COMPANY
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1994
                   AND 1995 AND AS OF AND FOR THE NINE MONTHS
                      ENDED SEPTEMBER 30, 1996 (UNAUDITED)

                                 (IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Dealer Agreement generally limits the location of the dealership and retains automaker approval rights over changes in dealership management and ownership. The automaker is also entitled to terminate the agreement if the dealership is in material breach of the terms.

    INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited financial statements for the nine-months ended September 30, 1996 and 1995 have been prepared on substantially the same basis as the audited financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

    FINANCIAL INSTRUMENTS

    The carrying amount of cash equivalents, trade receivables, trade payables and short term borrowing approximate fair value because of the short-term nature of these instruments. The fair value of long-term debt was estimated by discounting the future cash flows using market interest rates and does not differ significantly from that reflected in the financial statements.

    Fair value estimates are made at a specific point in time, based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    ADVERTISING

    The Company expenses production and other costs related to advertising as incurred.

    CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Concentrations of credit risk with respect to customer receivables are limited primarily to Chrysler Financial Corp. and financial institutions such as regional banks.

    MANAGEMENT ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 1995 and revenues and expenses during the two-year period then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

    REVENUE RECOGNITION

    Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed.

    RECOGNITION OF FINANCE FEES AND INSURANCE COMMISSIONS

    The Company arranges financing for its customers' vehicle purchases and arranges insurance in connection therewith. Financing contracts are reviewed by the Company and are forwarded to Chrysler Financial Corp. and other financial institutions. The Company receives a fee from the financial institution for arranging the financing and receives a commission for the sale of an insurance

                              ROBERTS DODGE, INC.
                             AND AFFILIATED COMPANY
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1994
                   AND 1995 AND AS OF AND FOR THE NINE MONTHS
                      ENDED SEPTEMBER 30, 1996 (UNAUDITED)

                                 (IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) policy. The Company is charged back (chargebacks) for a portion of this fee should the customer terminate the finance or insurance contract before its scheduled term. Finance fees and insurance commissions, net of chargebacks, are classified with Service, Parts and Other revenue in the accompanying statement of operations.

(2) INVENTORIES AND RELATED NOTES PAYABLE
    The new and used vehicle inventory, related collateralizing notes payable, and other inventory were as follows:

                                                       DECEMBER 31, 1995       SEPTEMBER 30, 1996
                                                     ----------------------  ----------------------
                                                      INVENTORY     NOTES     INVENTORY     NOTES
                                                        COST       PAYABLE      COST       PAYABLE
                                                     -----------  ---------  -----------  ---------
New and demonstrator vehicles......................   $   2,899   $   3,349   $   2,278   $   2,734
Used vehicles......................................       1,180         778       1,018         447
Parts and accessories..............................         304      --             254      --
                                                     -----------  ---------  -----------  ---------
                                                      $   4,383   $   4,127   $   3,550   $   3,181
                                                     -----------  ---------  -----------  ---------
                                                     -----------  ---------  -----------  ---------

    The automaker finances new and used vehicle purchases by the Company. Floor plan financing bear interest at prime plus 1% (approximately 9.25% at September 30, 1996). The notes are collateralized by all of the Company's tangible and intangible personal property, including but not limited to, substantially all new, used and demonstrator vehicles, parts and accessories inventory, accounts receivable, and all machinery and equipment. The notes are generally due within ten days of the sale of the vehicles or within three days after receiving the sales proceeds, whichever is sooner. Accordingly, floor plan financing is classified as current in the accompanying balance sheet.

(3) PROPERTY AND EQUIPMENT

                                                               DECEMBER 31,   SEPTEMBER 30,
                                                                   1995           1996
                                                               -------------  -------------
Buildings and improvements...................................    $   1,047      $   1,046
Service and equipment........................................          204            206
Furniture, signs and fixtures................................           69             69
Construction-in-progress.....................................       --                131
                                                               -------------  -------------
                                                                     1,320          1,452
Less accumulated depreciation................................          293            348
                                                               -------------  -------------
                                                                     1,027          1,104
Land.........................................................          421            421
                                                               -------------  -------------
                                                                 $   1,448      $   1,525
                                                               -------------  -------------
                                                               -------------  -------------

(4) NOTES PAYABLE
    The Company has a $500 revolving line of credit with Chrysler Financial Corp. which is scheduled to mature on April 15, 1997. Outstanding borrowings by the Company totaled $300 at September 30,

                              ROBERTS DODGE, INC.
                             AND AFFILIATED COMPANY
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1994
                   AND 1995 AND AS OF AND FOR THE NINE MONTHS
                      ENDED SEPTEMBER 30, 1996 (UNAUDITED)

                                 (IN THOUSANDS)

(4) NOTES PAYABLE (CONTINUED)
1996. There were no outstanding borrowings at December 31, 1995. Advances under the credit line accrue interest at variable rates (9.75% at September 30, 1996) and are subject to the collateral and guaranty provisions in the Chrysler credit arrangement described in note 5.

(5) LONG-TERM DEBT
    Long-term debt consists of the following:

                                                                                   DECEMBER 31,   SEPTEMBER 30,
                                                                                       1995           1996
                                                                                   -------------  -------------
Note payable to Chrysler, interest at 11% or if higher, prime plus 1%, monthly
 installments of $11, maturing in 1997...........................................    $      74      $      30
Note payable to Chrysler, due in monthly installments of $1 plus interest at
 prime plus 1.5%.................................................................           15              8
Demand notes payable to stockholder, interest at prime less 2%...................        1,807            953
Note payable to Chrysler, monthly installments of $1 plus interest at 10.25%.....           46             39
Note payable to Chrysler, due in monthly installments of $15 including interest
 at 9%...........................................................................        1,144          1,113
Other............................................................................            9              5
                                                                                   -------------  -------------
                                                                                         3,095          2,148
Less current maturities..........................................................        1,970          1,085
                                                                                   -------------  -------------
                                                                                     $   1,125      $   1,063
                                                                                   -------------  -------------
                                                                                   -------------  -------------

    The schedule of future principal payments on long-term debt after December 31, 1995 is as follows:

                                                                                  DECEMBER 31,
                                                                                      1995
                                                                                  -------------
Year ending:
  1996..........................................................................    $   1,970
  1997..........................................................................          120
  1998..........................................................................          110
  1999..........................................................................          110
  2000 and thereafter...........................................................          785
                                                                                  -------------
                                                                                    $   3,095
                                                                                  -------------
                                                                                  -------------

    The Chrysler notes described above, and the revolving line of credit with Chrysler are personally guaranteed by the stockholders of the Company. Substantially all assets of the Company have been pledged as collateral for the notes. In addition, Chrysler requires guarantees from companies related through common ownership. The Company has guaranteed certain term notes for Roberts Ford, Inc. and Frontier Motors, Inc. The combined balances of these obligations are reflected on the books of the respective companies and totaled $950 at September 30, 1996.

                              ROBERTS DODGE, INC.
                             AND AFFILIATED COMPANY
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                     FOR THE YEARS ENDED DECEMBER 31, 1994
                   AND 1995 AND AS OF AND FOR THE NINE MONTHS
                      ENDED SEPTEMBER 30, 1996 (UNAUDITED)

                                 (IN THOUSANDS)

(5) LONG-TERM DEBT (CONTINUED)
    Interest paid to stockholders totaled $32 and $71 for the year ended December 31, 1995 and the nine-month period ended September 30, 1996, respectively.

(6) COMMITMENTS AND CONTINGENCY

    RECOURSE PAPER

    The Company is contingently liable to Chrysler Financial Corp. for recourse paper from the financing of vehicle sales. The contingent liability at December 31, 1995 and September 30, 1996 was approximately $231 and $154, respectively.

(7) PROFIT SHARING PLAN
    Effective January 1, 1994, the Company established a 401(k) profit-sharing plan covering substantially all employees. Contributions to the plan include elective salary reduction by the employees, and matching contributions up to a stated percentage and discretionary amounts by the Company. Company contributions totaled $7, $37, and $32 for the years ended December 31, 1994, 1995 and nine-month period ended September 30, 1996, respectively.

(8) SUBSEQUENT EVENTS
    The Company has executed a purchase and sale agreement whereby it has agreed to sell substantially all of its assets to Lithia Motors, Inc. The purchase price will consist of cash consideration of approximately $2.25 million for fixed assets and intangible assets, plus an additional amount for the new car and parts inventory valued at the seller's cost. The purchase price is payable as (i) $1.75 million plus the cost of the new car and parts inventory in cash at closing and (ii) a promissory note for $500, with interest at 8.5% per annum, payable in equal monthly installments for five years. Lithia Motors, Inc. is not assuming any material liabilities as part of the acquisition. In addition, Lithia Motors, Inc. will purchase the real property on which the dealership is located for $2.33 million, payable in cash at closing.

    Closing is scheduled to occur on or before November 1, 1996. The purchase is subject to normal closing conditions and the approval of Chrysler.

(9) RELATED PARTY TRANSACTIONS
    R & R Advertising (R & R) is an advertising agency owned by a stockholder of the Company. The Company purchases all its television and radio advertising through this agency. Approximately 50% of total advertising is purchased through R & R. Advertising expense was $527, $463 and $284 for the years ended December 31, 1994 and 1995 and the nine-month period ended September 30, 1996, respectively.

    At September 30, 1996, trade receivables included a $200 balance due from Frontier Motors, Inc., a dealership owned 70% by the stockholder's of the Company.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholder
Sam Linder, Inc.

    We have audited the accompanying balance sheets of Sam Linder, Inc. (dba Sam Linder Cadillac-Honda-Oldsmobile) as of December 31, 1995, and the related statements of operations and accumulated deficit, and cash flows for each of the years in the two-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sam Linder, Inc. as of December 31, 1995, and the results of its operations and cash flows for each of the years in the two-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                             MOSS ADAMS LLP

Seattle, Washington
September 17, 1996

                                SAM LINDER, INC.
                   (DBA SAM LINDER CADILLAC-HONDA-OLDSMOBILE)
                                 BALANCE SHEETS

                                     ASSETS

                                                                                                     SEPTEMBER 30,
                                                                                                         1996
                                                                                      DECEMBER 31,   -------------
                                                                                          1995
                                                                                      -------------   (UNAUDITED)
Current assets:
  Cash and cash equivalents.........................................................  $   1,128,900   $   836,300
  Receivables.......................................................................        537,300       530,100
  Inventories.......................................................................      2,433,400     2,303,300
  Notes receivable..................................................................        170,000        54,000
  Prepaid expenses and other........................................................         19,000        57,700
                                                                                      -------------  -------------
    Total current assets............................................................      4,288,600     3,781,400
Property and equipment, net.........................................................        270,600       359,900
Other assets........................................................................         33,700        31,500
                                                                                      -------------  -------------
                                                                                      $   4,592,900   $ 4,172,800
                                                                                      -------------  -------------
                                                                                      -------------  -------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Flooring notes payable............................................................  $   2,287,100   $ 2,405,700
  Current maturities of obligation under capital lease..............................       --              23,900
  Trade payables....................................................................        468,500        75,100
  Accrued liabilities...............................................................        209,200       347,400
  Advances from stockholder.........................................................      1,461,500       989,800
                                                                                      -------------  -------------
    Total current liabilities.......................................................      4,426,300     3,841,900
Obligation under capital lease, less current maturities.............................       --              98,000
                                                                                      -------------  -------------
    Total liabilities...............................................................      4,426,300     3,939,900
                                                                                      -------------  -------------
Stockholders' equity:
  Common stock, no par value, 2,500 shares authorized; 500 shares issued and
   outstanding......................................................................      1,000,000     1,000,000
  Accumulated deficit...............................................................       (833,400)     (767,100)
                                                                                      -------------  -------------
    Total stockholders' equity......................................................        166,600       232,900
                                                                                      -------------  -------------
                                                                                      $   4,592,900   $ 4,172,800
                                                                                      -------------  -------------
                                                                                      -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                                SAM LINDER, INC.
                   (DBA SAM LINDER CADILLAC-HONDA-OLDSMOBILE)

                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                                                        NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                                  ------------------------------  ------------------------------
                                                       1994            1995            1995            1996
                                                  --------------  --------------  --------------  --------------
                                                                                           (UNAUDITED)
Sales:
  Vehicle.......................................  $   16,112,600  $   22,889,800  $   16,290,100  $   17,614,700
  Service, body and parts.......................       2,692,300       2,550,600       1,904,100       2,306,600
  Finance and lease.............................         620,300       1,417,000       1,011,400         606,500
                                                  --------------  --------------  --------------  --------------
                                                      19,425,200      26,857,400      19,205,600      20,527,800
                                                  --------------  --------------  --------------  --------------
Cost of sales:
  Vehicle.......................................      14,808,400      20,936,700      14,856,100      16,008,500
  Service, body and parts.......................       1,448,600       1,393,500       1,060,900       1,034,100
  Finance and lease.............................         124,000         315,800         272,600         317,500
                                                  --------------  --------------  --------------  --------------
                                                      16,381,000      22,646,000      16,189,600      17,360,100
                                                  --------------  --------------  --------------  --------------
    Gross profit................................       3,044,200       4,211,400       3,016,000       3,167,700
Selling, general and administrative.............       3,038,700       3,928,000       2,785,600       2,867,800
                                                  --------------  --------------  --------------  --------------
    Operating income............................           5,500         283,400         230,400         299,900
                                                  --------------  --------------  --------------  --------------
Other expense (income):
  Interest expense..............................         227,800         346,700         261,300         150,800
  Other, net....................................           3,400             800           2,000          (4,700)
                                                  --------------  --------------  --------------  --------------
                                                         231,200         347,500         263,300         146,100
                                                  --------------  --------------  --------------  --------------
    Net (loss) income...........................        (225,700)        (64,100)        (32,900)        153,800
Accumulated deficit:
  Beginning of period...........................        (542,100)       (769,300)       (769,300)       (833,400)
  Dividends.....................................          (1,500)       --              --               (87,500)
                                                  --------------  --------------  --------------  --------------
  End of period.................................  $     (769,300) $     (833,400) $     (802,200) $     (767,100)
                                                  --------------  --------------  --------------  --------------
                                                  --------------  --------------  --------------  --------------

   The accompanying notes are an integral part of these financial statements.

                                SAM LINDER, INC.
                   (DBA SAM LINDER CADILLAC-HONDA-OLDSMOBILE)
                            STATEMENTS OF CASH FLOWS

                                                                                                NINE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                                -------------------------  ---------------------------
                                                                   1994          1995          1995           1996
                                                                -----------  ------------  -------------  ------------
                                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net (loss) income...........................................  $  (225,700) $    (64,100) $     (32,900) $    153,800
  Adjustments to reconcile net (loss) income to net cash
   provided by (used in) operating activities.................
    Depreciation and amortization.............................       92,700        92,500         75,200        91,100
    Change in allowance for doubtful accounts.................      --             86,000         89,000         3,000
    Changes in assets and liabilities
      (Increase) decrease in receivables......................     (159,700)      (14,900)       334,000         4,200
      (Increase) decrease in inventories......................      446,500      (235,200)    (1,239,500)      130,100
      (Increase) decrease in other current assets.............        3,500        (6,200)       (81,700)      (38,800)
      (Increase) decrease in other noncurrent assets..........        3,600        (4,700)        (2,500)        2,300
      Increase (decrease) in trade payables...................      (91,500)      261,300        (72,200)     (393,400)
      Increase (decrease) in accrued liabilities..............       70,500       (40,700)       173,100       138,200
      Increase in accrued interest on advances from
       stockholder............................................      103,800       140,200        105,100       --
                                                                -----------  ------------  -------------  ------------
        Net cash provided by (used in) operating activities...      243,700       214,200       (652,400)       90,500
                                                                -----------  ------------  -------------  ------------
Cash flows from investing activities:
  Net collections (increase) of notes receivable..............         (300)      316,200        226,700       116,000
  Acquisition of property and equipment.......................       (3,900)      (17,800)       (17,800)      (49,000)
                                                                -----------  ------------  -------------  ------------
        Net cash provided by (used in) investing activities...       (4,200)      298,400        208,900        67,000
                                                                -----------  ------------  -------------  ------------
Cash flows from financing activities:
  Net borrowings on flooring notes payable....................       81,500       143,300        419,400       118,600
  Principal payments on long-term debt........................      (40,000)      (73,300)       (73,300)      --
  Net borrowings (repayments) on advances from stockholder....     (195,200)      180,000        180,000      (471,700)
  Principal payments on obligations under capital lease.......      --            --            --              (9,500)
  Dividends paid..............................................       (1,500)      --            --             (87,500)
                                                                -----------  ------------  -------------  ------------
  Net cash provided by (used in) financing activities.........     (155,200)      250,000        526,100      (450,100)
                                                                -----------  ------------  -------------  ------------
  Net increase (decrease) in cash and cash equivalents........       84,300       762,600         82,600      (292,600)
Cash and cash equivalents:
  Beginning of period.........................................      282,000       366,300        366,300     1,128,900
                                                                -----------  ------------  -------------  ------------
  End of period...............................................  $   366,300  $  1,128,900  $     448,900  $    836,300
                                                                -----------  ------------  -------------  ------------
                                                                -----------  ------------  -------------  ------------
Supplemental disclosures of cash flow information:
  Cash paid during the period for interest....................  $   124,000  $    206,500  $     261,300  $    150,800
                                                                -----------  ------------  -------------  ------------
                                                                -----------  ------------  -------------  ------------
  Cash paid during the period for income taxes................  $       800  $        800  $         800  $        800
                                                                -----------  ------------  -------------  ------------
                                                                -----------  ------------  -------------  ------------
  Non-cash investing and financing activities:
  Equipment acquired through capital lease....................  $   --       $    --       $    --        $    131,400
                                                                -----------  ------------  -------------  ------------
                                                                -----------  ------------  -------------  ------------

   The accompanying notes are an integral part of these financial statements.

                                SAM LINDER, INC.
                   (DBA SAM LINDER CADILLAC-HONDA-OLDSMOBILE)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION AND NATURE OF BUSINESS

    Sam Linder, Inc., dba Sam Linder Cadillac-Honda-Oldsmobile (the Company), was established as a corporation on November 30, 1989. The purpose of the Company is to engage in retail sales of new Cadillac, Honda and Oldsmobile vehicles obtained through dealership agreements, used vehicles, parts and service. The Company sells to individuals and commercial businesses located primarily in the Salinas, California area.

    CASH AND CASH EQUIVALENTS

    For purposes of reporting cash flows, the Company considers contracts in transit and all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

    INVENTORIES

    New vehicle, used vehicle, parts and accessory inventories are stated at the lower of cost or market. Cost is determined by using the last-in, first-out
(LIFO) method.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are being depreciated over their estimated useful lives, principally using the straight-line method. Expenditures for maintenance, repairs and minor renewals are expensed as incurred, while significant renewals and betterments are capitalized. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the account, and any gain or loss is credited or charged to income.

    INCOME TAXES

    The Company, with the consent of its stockholder, has elected to be an S Corporation under the Internal Revenue Code and California Revenue and Taxation Code. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income or receive a deduction for their proportionate share of the Company's taxable loss. The Company is subject to a 1.5% California franchise tax on taxable income, with a minimum amount of $800 payable annually.

    INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited financial statements for the nine months ended September 30, 1995 and 1996 have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

    ADVERTISING

    The Company expenses production and other costs of advertising as incurred. Advertising expense for the years ended December 31, 1995 and 1994 were $386,100 and $190,700, respectively. Advertising expense for the nine months ended September 30, 1996 and 1995 were $298,000 (unaudited) and $231,400 (unaudited), respectively.

    CONCENTRATIONS OF CREDIT RISK

    Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company's customer base. Receivables arising from vehicle sales are secured by the related vehicle. Receivables arising from all other sales are unsecured open accounts.

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits. At December 31, 1995 and September 30, 1996, the Company has deposits in excess of federally insured limits.

                                SAM LINDER, INC.
                   (DBA SAM LINDER CADILLAC-HONDA-OLDSMOBILE)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 -- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) MANAGEMENT ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 1995 and September 30, 1996 and revenues and expenses during the years ended December 31, 1994 and 1995 and the nine month periods ended September 30, 1995 and 1996. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

    REVENUE RECOGNITION

    Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed.

    RECOGNITION OF FINANCE FEES AND INSURANCE COMMISSIONS

    The Company arranges financing for its customers' vehicle purchases and arranges insurance in connection therewith. The Company receives a fee from the financial institution for arranging the financing and receives a commission for the sale of an insurance policy. The Company is charged back for a portion of this fee should the customer terminate the finance or insurance contract before its scheduled term or before specified dates under arrangements with such institutions. Finance reserves are fees due to the Company from financial institutions for fees on contracts arranged to finance vehicle purchases.

    MAJOR SUPPLIER AND DEALER AGREEMENT

    The Company purchases substantially all of its new vehicles and inventory from automakers at the prevailing prices charged by the automakers to all franchised dealers. The Company's overall sales could be impacted by the automaker's ability or unwillingness to supply the dealership with an adequate supply of popular models. The Dealer Agreement generally limits the location of the dealership and retains automaker approval rights over changes in dealership management and ownership. The automaker is also entitled to terminate the agreement if the dealership is in material breach of the terms.

NOTE 2 -- RECEIVABLES

                                                                                          SEPTEMBER 30,
                                                                                              1996
                                                                            DECEMBER 31,  -------------
                                                                                1995
                                                                            ------------   (UNAUDITED)
Trade receivables.........................................................   $  482,900    $   449,300
Finance reserves..........................................................       54,700         97,700
Employee receivables......................................................       26,700         13,100
                                                                            ------------  -------------
                                                                                564,300        560,100
Less allowance for doubtful accounts......................................       27,000         30,000
                                                                            ------------  -------------
                                                                             $  537,300    $   530,100
                                                                            ------------  -------------
                                                                            ------------  -------------

                                SAM LINDER, INC.
                   (DBA SAM LINDER CADILLAC-HONDA-OLDSMOBILE)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 -- NOTES RECEIVABLE

                                                                                          SEPTEMBER 30,
                                                                                              1996
                                                                            DECEMBER 31,  -------------
                                                                                1995
                                                                            ------------   (UNAUDITED)
Various notes receivable arising from in-house financing of used vehicle sales, with payments of principal and interest required weekly, semi-monthly, or monthly and terms range from twelve to eighteen months.
 Interest rates range from 8.9% to 19.75%, and the notes are
 collateralized by the related vehicles...................................   $  272,000    $   206,000
Note receivable from related party, with interest at prime plus .50% due
 monthly, principal due on demand, unsecured..............................       50,000        --
                                                                            ------------  -------------
                                                                                322,000        206,000
Less allowance for doubtful accounts......................................     (152,000)      (152,000)
                                                                            ------------  -------------
                                                                             $  170,000    $    54,000
                                                                            ------------  -------------
                                                                            ------------  -------------

NOTE 4 -- INVENTORIES AND FLOORING NOTES PAYABLE
    The new and used vehicle inventory collateralizing related flooring notes payable and other inventory are as follows:

                                                  DECEMBER 31, 1995             SEPTEMBER 30, 1996
                                             ----------------------------  ----------------------------
                                               INVENTORY        NOTES        INVENTORY        NOTES
                                                 COST          PAYABLE         COST          PAYABLE
                                             -------------  -------------  -------------  -------------
                                                                                   (UNAUDITED)
New and demonstrator vehicles..............  $   1,800,800                 $   1,618,000
Used vehicles..............................      1,059,300                     1,107,100
Parts and accessories......................        225,800                       244,600
                                             -------------                 -------------
Inventories at FIFO........................      3,085,900                     2,969,700
Less LIFO reserve for new and used vehicles
 and parts inventories.....................        652,500                       666,400
                                             -------------  -------------  -------------  -------------
Inventories at LIFO........................  $   2,433,400  $   2,287,100  $   2,303,300  $   2,405,700
                                             -------------  -------------  -------------  -------------
                                             -------------  -------------  -------------  -------------

    If the specific identification and the first-in, first-out (FIFO) methods had been used in the accompanying financial statements, net loss would have decreased by $65,900 and $122,000 to net income of $1,800 and net loss of $103,700 for the years ended December 31, 1995 and 1994, respectively. Net income would have increased by $52,800 and net loss would have decreased by $49,400 to net income of $206,600 and net income of $16,500 for the nine months ended September 30, 1996 and 1995, respectively (unaudited). Stockholder's equity would have increased to $819,100 and $899,300 (unaudited) at December 31, 1995 and September 30, 1996, respectively.

    Notes payable consist of floor plan notes to Bank of America National Trust and Savings Association, secured by new and used vehicle inventories. The notes are payable on specific dates after sale of units, with monthly curtailments including interest at the bank's reference rate plus .75% (8.75% at December 31, 1995). The floor plan agreement requires the Company to meet certain financial covenants as defined by the agreement. The Company must maintain a current ratio of 1.25 to 1.0, working capital of $850,000, tangible net worth of $2,000,000 and a ratio of liabilities to tangible net worth of 2.25 to 1.0, all as defined in the agreement. Additional restrictions apply to incurring direct or contingent debt, capital expenditures and changes in ownership. Floor plan notes payable are guaranteed by the Company's majority stockholder.

                                SAM LINDER, INC.
                   (DBA SAM LINDER CADILLAC-HONDA-OLDSMOBILE)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 -- INVENTORIES AND FLOORING NOTES PAYABLE (CONTINUED)
    The Company recognized manufacturers' floor plan interest expense subsidies of approximately $22,000 and $51,000 for the years ended December 31, 1995 and 1994, respectively, and $20,000 and $17,000 for the nine months ended September 30, 1996 and 1995, respectively (unaudited). These amounts have been offset against floor plan interest expense in the accompanying statements of operations.

NOTE 5 -- PROPERTY AND EQUIPMENT

                                                                            DECEMBER 31,
                                                                                1995
                                                                            ------------  SEPTEMBER 30,
                                                                                              1996
                                                                                          -------------
                                                                                           (UNAUDITED)
Company vehicles..........................................................   $   32,500    $    43,400
Equipment.................................................................      206,300        243,500
Furniture and fixtures....................................................      299,000        299,000
Leasehold improvements....................................................      278,600        279,500
Signs.....................................................................       13,700         13,700
Equipment under capital lease.............................................       --            131,400
                                                                            ------------  -------------
                                                                                830,100      1,010,500
Less accumulated depreciation and amortization............................      559,500        650,600
                                                                            ------------  -------------
                                                                             $  270,600    $   359,900
                                                                            ------------  -------------
                                                                            ------------  -------------

NOTE 6 -- OBLIGATION UNDER CAPITAL LEASE
    At September 30, 1996, future minimum lease payments for equipment under a capital lease agreement are as follows:

Year Ending December 31:
  1996 (3 months)........................................................  $   8,300
  1997...................................................................     33,000
  1998...................................................................     33,000
  1999...................................................................     33,000
  2000...................................................................     33,000
  2001...................................................................      5,500
                                                                           ---------
  Total minimum lease payments...........................................    145,800
  Less imputed interest..................................................    (23,900)
                                                                           ---------
  Present value of minimum lease payments................................    121,900
  Less current maturities................................................     23,900
                                                                           ---------
                                                                           $  98,000
                                                                           ---------
                                                                           ---------

NOTE 7 -- TRANSACTIONS WITH RELATED PARTIES

    NOTE RECEIVABLE

    As further discussed in Note 3, a note receivable is due from an entity owned by the Company's majority stockholder.

    ADVANCES

    Advances from the majority stockholder accrue interest at 10% and are unsecured. These advances are due on demand after December 31, 1996. At December 31, 1995 and September 30, 1996, $600,000 of these advances have been subordinated to Bank of America National Trust and Savings Association.

                                SAM LINDER, INC.
                   (DBA SAM LINDER CADILLAC-HONDA-OLDSMOBILE)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- TRANSACTIONS WITH RELATED PARTIES (CONTINUED)
    MANAGEMENT SERVICES FEE

    In 1996, the Company paid $100,000 to an entity affiliated through common ownership for management services to be provided during 1996. The amount paid is being amortized monthly, with $75,000 being charged to operations for the nine months ended September 30, 1996 (unaudited).

    LEASE AGREEMENT

    As further discussed in Note 8, the Company leases its premises from the majority stockholder.

NOTE 8 -- COMMITMENTS AND CONTINGENCY
    The Company is obligated under a noncancellable operating lease with the stockholder for the rental of its facilities through November 1999. The Company is also obligated under a noncancellable operating sublease for the rental of a car lot through August 1997. An option exists to extend this lease to August 2000.

    The Company leases equipment under noncancellable agreements which expire in May, 2000. Following is a schedule of the approximate future minimum lease payments under the above noncancellable operating leases:

                                                                    STOCKHOLDER    OTHER       TOTAL
                                                                    -----------  ---------  -----------
Year Ending December 31:
  1996 (three months).............................................   $  60,000   $   9,900  $    69,900
  1997............................................................     240,000      33,900      273,900
  1998............................................................     240,000       6,800      246,800
  1999............................................................     100,000       2,000      102,000
  2000............................................................      --           1,800        1,800
                                                                    -----------  ---------  -----------
                                                                     $ 640,000   $  54,400  $   694,400
                                                                    -----------  ---------  -----------
                                                                    -----------  ---------  -----------

    Rental expense incurred on operating leases amounted to approximately $285,000 and $280,000 for the years ended December 31, 1995 and 1994, respectively, with $240,000 being attributable to the lease with the stockholder for each of the years. Rental expense incurred on operating leases amounted to approximately $204,000 (unaudited) for the nine months ended September 30, 1996 and 1995, with $180,000 (unaudited) being attributable to the lease with the stockholder in each of the six month periods.

    ENVIRONMENTAL

    Substantially all of the Company's facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such wastes comply with applicable federal and state requirements.

    During the year ended December 31, 1995, the Company removed its underground gasoline and used motor oil storage tanks and cleaned up minor contamination surrounding the tanks. The Company does not expect to incur any further liability related to this clean-up. The Company has no plans to seek reimbursement from the State of California for the clean-up under SB 2004, the Underground Storage Tank Clean-up Fund.

    Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

                                SAM LINDER, INC.
                   (DBA SAM LINDER CADILLAC-HONDA-OLDSMOBILE)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 -- COMMITMENTS AND CONTINGENCY (CONTINUED)
    In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

NOTE 9 -- FAIR VALUE OF SIGNIFICANT FINANCIAL INSTRUMENTS
    The carrying amount of cash equivalents, trade receivables, trade payables and flooring notes payable approximate fair value because of the short-term nature of these instruments.

    Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    The carrying amounts and estimated fair values of the Company's significant financial instruments, none of which are held for trading purposes, are as follows:

                                                  DECEMBER 31, 1995             SEPTEMBER 30, 1996
                                             ----------------------------  ----------------------------
                                               CARRYING         FAIR         CARRYING         FAIR
                                                AMOUNT          VALUE         AMOUNT          VALUE
                                             -------------  -------------  -------------  -------------
                                                                                   (UNAUDITED)
Financial assets:
  Notes receivable.........................  $     170,000  $     170,000  $      54,000  $      54,000
Financial liabilities:
  Flooring notes payable...................  $   2,287,100  $   2,287,100  $   2,405,700  $   2,405,700

    The carrying amounts shown in the above table are included in the balance sheet under the indicated captions.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    NOTES RECEIVABLE

    The fair values are based on the current rates offered by the Company for loans of the same remaining maturities with similar risks and collateral requirements.

    FLOORING NOTES PAYABLE

    The carrying amounts approximate fair value because the interest rate fluctuates with the lender's prime rate.

    ADVANCES FROM STOCKHOLDER

    It is not practicable to determine the fair value of advances from the majority stockholder, as the related party nature of the transaction impacts the repayment terms.

NOTE 10 -- LABOR AGREEMENT
    Mechanics account for approximately 25% of the Company's work force and are covered by a collective bargaining agreement. This agreement was renewed in June 1996 for a three year period.

NOTE 11 -- SUBSEQUENT EVENT
    Sam Linder, Inc. has executed a purchase and sale agreement whereby it has agreed to sell substantially all if its assets to Lithia Motors, Inc. The purchase price will consist of cash consideration of approximately $1,049,000 for property, plant and equipment and intangible assets, plus an amount for parts inventory. In addition, the purchaser will acquire the new vehicle inventories at the cost paid to the manufacturer and used vehicle inventories at a negotiated value. The sale is subject to customary closing conditions and approval of the change in ownership by the franchisers.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders
Melody Vacaville, Inc.

    We have audited the accompanying balance sheets of Melody Vacaville, Inc. (dba Melody Toyota-Kia Vacaville) as of December 31, 1995, and the related statements of operations, stockholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Melody Vacaville, Inc. as of December 31, 1995, and the results of its operations and cash flows for each of the years in the two-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          MOSS ADAMS LLP

Seattle, Washington
October 25, 1996

                             MELODY VACAVILLE, INC.
                       (DBA MELODY TOYOTA-KIA VACAVILLE)
                                 BALANCE SHEETS

                                     ASSETS

                                                                                                    SEPTEMBER 30,
                                                                                                         1996
                                                                                     DECEMBER 31,   --------------
                                                                                         1995
                                                                                    --------------   (UNAUDITED)
Current assets:
  Cash and cash equivalents.......................................................  $    2,013,200  $      362,500
  Receivables.....................................................................         553,000         882,400
  Inventories.....................................................................       4,137,900       4,297,600
  Prepaid expenses and other......................................................          89,200         114,100
                                                                                    --------------  --------------
    Total current assets..........................................................       6,793,300       5,656,600
Property and equipment, net.......................................................         256,000         222,500
                                                                                    --------------  --------------
                                                                                    $    7,049,300  $    5,879,100
                                                                                    --------------  --------------
                                                                                    --------------  --------------

                                      LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Flooring notes payable..........................................................  $    4,054,600  $    3,454,900
  Current maturities of long-term debt............................................         306,300         234,700
  Note payable to related party...................................................        --                50,000
  Trade payables, including retained bank checks..................................       2,343,200       2,433,900
  Accrued liabilities.............................................................         233,700         261,000
                                                                                    --------------  --------------
    Total current liabilities.....................................................       6,937,800       6,434,500
Long-term debt, less current maturities...........................................         584,900         577,700
                                                                                    --------------  --------------
    Total liabilities.............................................................       7,522,700       7,012,200
                                                                                    --------------  --------------
Stockholders' deficit:
  Common stock, no par value, 200,000 shares authorized; 100,000 shares issued and
   outstanding....................................................................       1,881,000       1,881,000
  Additional paid-in capital......................................................         282,000         282,000
  Note receivable from stockholder................................................         (85,200)        (85,200)
  Accumulated deficit.............................................................      (2,551,200)     (3,210,900)
                                                                                    --------------  --------------
    Total stockholders' deficit...................................................        (473,400)     (1,133,100)
                                                                                    --------------  --------------
                                                                                    $    7,049,300  $    5,879,100
                                                                                    --------------  --------------
                                                                                    --------------  --------------

   The accompanying notes are an integral part of these financial statements.

                             MELODY VACAVILLE, INC.
                       (DBA MELODY TOYOTA-KIA VACAVILLE)
                            STATEMENTS OF OPERATIONS

                                                            YEAR ENDED                  NINE MONTHS ENDED
                                                           DECEMBER 31,                   SEPTEMBER 30,
                                                  ------------------------------  ------------------------------
                                                       1994            1995            1995            1996
                                                  --------------  --------------  --------------  --------------
                                                                                           (UNAUDITED)
Sales:
  Vehicle.......................................  $   33,518,500  $   24,141,500  $   19,417,800  $   19,959,100
  Service and parts.............................       3,478,300       2,608,400       1,983,300       2,248,400
  Finance and lease.............................       1,735,200       1,060,500         878,800         814,900
                                                  --------------  --------------  --------------  --------------
                                                      38,732,000      27,810,400      22,279,900      23,022,400
                                                  --------------  --------------  --------------  --------------
Cost of sales:
  Vehicle.......................................      30,723,200      22,858,400      18,145,000      18,937,700
  Service and parts.............................       1,889,900       1,426,800       1,105,400       1,344,000
  Finance and lease.............................         880,400         572,900         467,600         504,700
                                                  --------------  --------------  --------------  --------------
                                                      33,493,500      24,858,100      19,718,000      20,786,400
                                                  --------------  --------------  --------------  --------------
    Gross profit................................       5,238,500       2,952,300       2,561,900       2,236,000
Selling, General and Administrative.............       4,800,400       4,254,400       3,094,000       2,776,900
                                                  --------------  --------------  --------------  --------------
    Operating income (loss).....................         438,100      (1,302,100)       (532,100)       (540,900)
                                                  --------------  --------------  --------------  --------------
Other Income (Expense):
  Interest expense..............................        (393,400)       (474,700)       (368,300)       (224,100)
  Other, net....................................          53,300         165,000          70,700         105,300
                                                  --------------  --------------  --------------  --------------
                                                        (340,100)       (309,700)       (297,600)       (118,800)
                                                  --------------  --------------  --------------  --------------
Net income (loss)...............................  $       98,000  $   (1,611,800) $     (829,700) $     (659,700)
                                                  --------------  --------------  --------------  --------------
                                                  --------------  --------------  --------------  --------------

   The accompanying notes are an integral part of these financial statements.

                             MELODY VACAVILLE, INC.
                       (DBA MELODY TOYOTA-KIA VACAVILLE)
                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                                                          NOTE
                                                       COMMON STOCK        ADDITIONAL  RECEIVABLE
                                                  -----------------------   PAID-IN       FROM      ACCUMULATED
                                                   SHARES       AMOUNT      CAPITAL    STOCKHOLDER    DEFICIT        TOTAL
                                                  ---------  ------------  ----------  -----------  ------------  ------------
Balance, December 31, 1993 (Unaudited)..........     36,328  $  1,531,000  $   --       $  --       $   (573,100) $    957,900
  Note receivable from stockholder..............     --           --           85,200     (85,200)       --            --
  Net income for the year ended December 31,
   1994.........................................     --           --           --          --             98,000        98,000
                                                  ---------  ------------  ----------  -----------  ------------  ------------
Balance, December 31, 1994......................     36,328     1,531,000      85,200     (85,200)      (475,100)    1,055,900
  Net loss for the year ended December 31,
   1995.........................................     --           --           --          --         (1,611,800)   (1,611,800)
  Distribution to stockholder...................     --           --           --          --           (464,300)     (464,300)
  Capital contribution..........................     --           --          196,800      --            --            196,800
  Issuance of common stock......................     12,109       350,000      --          --            --            350,000
  Stock split...................................     51,563       --           --          --            --            --
                                                  ---------  ------------  ----------  -----------  ------------  ------------
Balance, December 31, 1995......................    100,000     1,881,000     282,000     (85,200)    (2,551,200)     (473,400)
  Net loss for the six months ended September
   30, 1996.....................................     --           --           --          --           (659,700)     (659,700)
                                                  ---------  ------------  ----------  -----------  ------------  ------------
Balance, September 30, 1996.....................    100,000  $  1,881,000  $  282,000   $ (85,200)  $ (3,210,900) $ (1,133,100)
                                                  ---------  ------------  ----------  -----------  ------------  ------------
                                                  ---------  ------------  ----------  -----------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                             MELODY VACAVILLE, INC.
                       (DBA MELODY TOYOTA-KIA VACAVILLE)
                            STATEMENT OF CASH FLOWS

                                                               YEAR ENDED                NINE MONTHS ENDED
                                                              DECEMBER 31,                 SEPTEMBER 30,
                                                      ----------------------------  ----------------------------
                                                          1994           1995           1995           1996
                                                      -------------  -------------  -------------  -------------
                                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net (loss) income.................................  $      98,000  $  (1,519,400) $    (829,700) $    (659,700)
  Adjustments to reconcile net (loss) income to net
   cash provided by (used in) operating activities
    Depreciation and amortization...................        111,100        109,900         51,300         56,100
    Change in allowance for doubtful accounts.......       --               56,000         49,000        (56,000)
    (Gain) loss on disposition of fixed assets......          1,500       (181,000)        14,400          4,000
  Changes in assets and liabilities:
    (Increase) decrease in receivables..............       (206,200)       394,600        151,500       (273,400)
    (Increase) decrease in inventories..............     (1,397,700)       913,000      1,455,900       (159,700)
    (Increase) decrease in other current assets.....        (17,200)       (15,400)       (16,000)       (24,900)
    Increase (decrease) in trade payables...........        (77,000)     2,051,000        522,400         90,700
    Increase (decrease) in accrued liabilities......         84,700       (180,900)      (134,800)        27,300
                                                      -------------  -------------  -------------  -------------
      Net cash provided by (used in) operating
       activities...................................     (1,402,800)     1,627,800      1,264,000       (995,600)
                                                      -------------  -------------  -------------  -------------
Cash flows from investing activities
  Proceeds from sale of land........................       --              600,000       --             --
  Acquisition of property and equipment.............       (163,100)       (20,300)       (19,300)       (26,600)
                                                      -------------  -------------  -------------  -------------
      Net cash provided by (used in) investing
       activities...................................       (163,100)       579,700        (19,300)       (26,600)
                                                      -------------  -------------  -------------  -------------
Cash flows from financing activities:
  Net borrowings (repayments) on flooring notes
   payable..........................................      1,180,100       (350,900)      (943,900)      (599,700)
  Principal payments on long-term debt..............        (99,900)      (547,800)      (194,000)      (170,100)
  Proceeds from long-term debt......................       --              580,000       --              141,300
  Dividends paid....................................       --             (464,300)      --             --
  Issuance of common stock..........................       --              350,000       --             --
  Contribution of capital...........................       --              196,900       --             --
                                                      -------------  -------------  -------------  -------------
      Net cash provided by (used in) financing
       activities...................................      1,080,200       (236,100)    (1,137,900)      (628,500)
                                                      -------------  -------------  -------------  -------------
      Net increase (decrease) in cash and cash
       equivalents..................................       (485,700)     1,971,400        106,800     (1,650,700)
Cash and cash equivalents:
  Beginning of period...............................        527,500         41,800         41,800      2,013,200
                                                      -------------  -------------  -------------  -------------
  End of period.....................................  $      41,800  $   2,013,200  $     148,600  $     362,500
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------
Supplemental disclosures of cash flow information:
  Cash paid during the period for interest..........  $     393,400  $     474,700  $     368,300  $     224,100
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------
  Cash paid during the period for income taxes......  $         800  $         800  $         800  $         800
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                             MELODY VACAVILLE, INC.
                       (DBA MELODY TOYOTA-KIA VACAVILLE)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION AND NATURE OF BUSINESS

    Melody Vacaville, Inc., dba Melody Toyota-Kia Vacaville (the Company), was established as a corporation on January 16, 1990, under the name Wilson/Malasoma, Inc. In March 1993, the name of the corporation was changed to Melody Vacaville, Inc. Through October 1995, majority ownership of the Company was held by an individual who also owned another automotive dealership. In November 1995, the majority stockholder sold his interest in the Company to the minority stockholder. Subsequent to the stock transaction, a stock split was declared, resulting in an increase in the number of shares which the Company is authorized to issue from 100,000 to 200,000. The 48,437.33 shares outstanding prior to the split were converted into 100,000 shares.

    The purpose of the Company is to engage in retail sales of new Toyota and Kia vehicles obtained through dealership agreements, used vehicles, parts and service. The Company sells to individuals and commercial businesses located primarily in the Vacaville, California area.

    MAJOR SUPPLIER AND DEALER AGREEMENT

    The Company purchases substantially all of its new vehicles and inventory from automakers at the prevailing prices charged by the automakers to all franchised dealers. The Company's overall sales could be impacted by the automaker's ability or unwillingness to supply the dealership with an adequate supply of popular models. The Dealer Agreement generally limits the location of the dealership and retains automaker approval rights over changes in dealership management and ownership. The automaker is also entitled to terminate the agreement if the dealership is material breach of the terms.

    The Company is presently operating under a dealer agreement with Toyota, which expires on November 1, 1997. The agreement requires the Company to maintain specified sales, net working capital, and debt to equity, among other matters. If the Company is in compliance with the terms of the agreement on November 1, 1997, Toyota will enter into a new standard six-year dealer agreement with the Company.

    At December 31, 1995 and September 30, 1996, the Company is not in compliance with certain covenants included in the dealer agreement. Further, financial information previously provided to Toyota includes various false representations as to the financial position of the Company. Under the terms of the agreement, Toyota may treat this as an event that will terminate the dealer agreement. If the agreement is terminated, the Company will not be able to continue its existence, unless a suitable replacement franchise is obtained. However, as further discussed in Note 11, the Company is in the process of selling the majority of its operating assets and transferring the dealer agreement to an unrelated entity.

    CASH AND CASH EQUIVALENTS

    For purposes of reporting cash flows, the Company considers contracts in transit and all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. Bank checks written but not released as of the balance sheet dates are included in flooring notes payable or accounts payable, depending on the original classification of the liability being paid.

    INVENTORIES

    New vehicle, used vehicle, and parts and accessories inventories are stated at the lower of cost or market. Cost for new vehicles is determined by using the last-in, first-out (LIFO) method. Cost for used vehicles is based on the specifically identified amounts. For parts inventories, cost is based on current catalog prices, which approximates cost determined using the first-in, first-out method.

                             MELODY VACAVILLE, INC.
                       (DBA MELODY TOYOTA-KIA VACAVILLE)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 -- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are being depreciated over their estimated useful lives, principally using the straight-line method. Expenditures for maintenance, repairs and minor renewals are expensed as incurred, while significant renewals and betterments are capitalized. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the account, and any gain or loss is credited or charged to income.

    INCOME TAXES

    The Company, with the consent of its stockholders, has elected to be an S Corporation under the Internal Revenue Code and California Revenue and Taxation Code. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income or receive a deduction for their proportionate share of the Company's taxable loss. The Company is subject to a 1.5% California franchise tax on taxable income, with a minimum amount of $800 payable annually.

    As discussed in Note 16, a portion of a transaction involving the former majority stockholder has been treated as dividend. Since a proportionately equal distribution was not paid to the minority stockholder, this could be considered an event which could terminate the Company's S election. In addition, other tax-related elections made by the Company could also be jeopardized. If the S election were to be terminated, the Company would be required to pay Federal income and State of California franchise tax on taxable income. These financial statements do not include any adjustments that may be necessary should the S election be terminated.

    INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited financial statements for the nine-months ended September 30, 1995 and 1996 have been prepared on substantially the same basis as the audited financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

    ADVERTISING

    The Company expenses production and other costs of advertising as incurred. Advertising expense for the years ended December 31, 1995 and 1994 were $700,000 and $854,000, respectively. Advertising expense for the nine months ended September 30, 1996 and 1995 were $438,700 (unaudited) and $494,500 (unaudited), respectively.

    CONCENTRATIONS OF CREDIT RISK

    Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company's customer base. Receivables arising from vehicle sales are secured by the related vehicle. Receivables arising from all other sales are unsecured open accounts.

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits. In the normal course of business, the Company has balances in excess of federally insured amounts.

    MANAGEMENT ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 1995 and September 30, 1996, and revenues and expenses

                             MELODY VACAVILLE, INC.
                       (DBA MELODY TOYOTA-KIA VACAVILLE)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 -- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) during the years ended December 31, 1994 and 1995, and the nine month periods ended September 30, 1995 and 1996. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

    REVENUE RECOGNITION

    Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed.

    RECOGNITION OF FINANCE FEES AND INSURANCE COMMISSIONS

    The Company arranges financing for its customers' vehicle purchases and arranges insurance in connection therewith. The Company receives a fee from the financial institution for arranging the financing and receives a commission for the sale of an insurance policy. The Company is charged back for a portion of this fee should the customer terminate the finance or insurance contract before its scheduled term or before specified dates under arrangements with such institutions. Finance reserves are fees due to the Company from financial institutions for fees on contracts arranged to finance vehicle purchases.

NOTE 2 -- RECEIVABLES
    Receivables consist of the following:

                                                                                SEPTEMBER 30,
                                                                                    1996
                                                                  DECEMBER 31,  -------------
                                                                      1995
                                                                  ------------   (UNAUDITED)
Trade receivables...............................................   $  423,700    $   509,400
Finance reserves................................................      192,300        214,400
Employee receivables............................................        5,200          9,700
Insurance settlement receivable.................................       --            118,300
Advances to majority stockholder................................       77,800        120,600
                                                                  ------------  -------------
                                                                      699,000        972,400
Less allowance for doubtful accounts............................      146,000         90,000
                                                                  ------------  -------------
                                                                   $  553,000    $   882,400
                                                                  ------------  -------------
                                                                  ------------  -------------

    The insurance settlement receivable represents management's estimate of the proceeds to be realized from a claim arising from the theft of a Company-owned vehicle. The vehicle, a 1992 Lamborghini with a recorded cost of approximately $178,000, was stolen on June 24, 1996. A loss of $60,000 has been recognized in the statement of operations for the nine months ended September 30, 1996, representing the difference between the recorded cost and the estimated insurance proceeds. Related debt of $95,800 is included in long-term debt at September 30, 1996 ($120,800 at December 31, 1995).

NOTE 3 -- NOTE RECEIVABLE FROM MAJORITY STOCKHOLDER
    A note receivable from the majority stockholder is due October 1, 1998. Interest at the same rate charged under the Company's flooring agreement is payable monthly. The note is secured by the stockholder's shares of the Company's common stock. Since this amount represents a portion of funds due from the stockholder for additional paid-in capital, it is reflected as an increase to stockholders' deficit at December 31, 1995 and September 30, 1996.

                             MELODY VACAVILLE, INC.
                       (DBA MELODY TOYOTA-KIA VACAVILLE)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 -- INVENTORIES AND FLOORING NOTES PAYABLE
    The new and used vehicle inventory collateralizing related notes payable and other inventory are as follows:

                                                  DECEMBER 31, 1995             SEPTEMBER 30, 1996
                                             ----------------------------  ----------------------------
                                               INVENTORY                     INVENTORY
                                                 COST       NOTES PAYABLE      COST       NOTES PAYABLE
                                             -------------  -------------  -------------  -------------
                                                                                   (UNAUDITED)
New and demonstrator vehicles..............  $   2,812,000                 $   3,420,200
Used vehicles..............................      1,290,700                       954,100
Parts and accessories......................        309,600                       266,900
                                             -------------                 -------------
Inventories at FIFO........................      4,412,300                     4,641,200
Less LIFO reserve for new vehicle
 inventories...............................        274,400                       343,600
                                             -------------  -------------  -------------  -------------
Inventories at LIFO........................  $   4,137,900  $   4,054,600  $   4,297,600  $   3,454,900
                                             -------------  -------------  -------------  -------------
                                             -------------  -------------  -------------  -------------

    If the specific identification and the first-in, first-out (FIFO) methods had been used in the accompanying financial statements, net loss would have increased by $47,400 to net loss of $1,659,200 for the year ended December 31, 1995, and net income would have increased by $92,400 to $190,400 for the year ended December 31, 1994. Net loss would have decreased by $69,200 and increased by $35,500 to net loss of $590,500 and $865,200 for the nine months ended September 30, 1996 and 1995, respectively (unaudited). Stockholder's deficit would have decreased to $199,000 and $806,000 (unaudited) at December 31, 1995 and September 30, 1996, respectively.

    Notes payable consist of floor plan notes to Primus Automotive Financial Services, Inc., (Primus) secured by new and used vehicle inventories, parts inventories, accounts receivable and furniture, fixtures and equipment, among other items. The notes are payable on demand, or if no demand is made, on specific dates after sale of units, with monthly curtailments, including interest at Primus' prime rate plus .75% to 1.5%, depending on the vehicles being financed. Floor plan notes payable are guaranteed by the Company's majority stockholder.

    The Company recognized manufacturers' floor plan interest expense subsidies of approximately $108,000 for the nine months ended September 30, 1996 (unaudited). These amounts have been offset against floor plan interest expense in the accompanying statements of operations. There were no interest subsidies for periods prior to December 31 1995.

NOTE 5 -- PROPERTY AND EQUIPMENT

                                                                                          SEPTEMBER 30,
                                                                                              1996
                                                                            DECEMBER 31,  -------------
                                                                                1995
                                                                            ------------   (UNAUDITED)
Company vehicles..........................................................   $   34,500    $     2,000
Equipment.................................................................      231,300        231,900
Furniture and fixtures....................................................      321,600        337,100
Leasehold improvements....................................................      122,800        132,900
                                                                            ------------  -------------
                                                                                710,200        703,900
Less accumulated depreciation and amortization............................      454,200        481,400
                                                                            ------------  -------------
                                                                             $  256,000    $   222,500
                                                                            ------------  -------------
                                                                            ------------  -------------

                             MELODY VACAVILLE, INC.
                       (DBA MELODY TOYOTA-KIA VACAVILLE)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 -- LONG-TERM DEBT
    Long-term debt consists of the following:



                                                                            DECEMBER 31,  SEPTEMBER 30,
                                                                                1995          1996
                                                                            ------------  -------------
                                                                                           (UNAUDITED)
Term note payable to Primus Automotive Financial Services, Inc., due in
 monthly installments of $10,000, plus interest at 1.5% above prime (8.25%
 at September 30, 1996). The note is guaranteed by the stockholders, and is subject to cross-default provisions included in the flooring agreement
 described in Note 4......................................................   $  590,000    $   500,000



                                                                            DECEMBER 31,   SEPTEMBER 30,
                                                                                1995           1996
                                                                            -------------  -------------

                                                                                            (UNAUDITED)
Unsecured amounts payable to majority stockholder, due aggregate in monthly installments of $2,030, with interest at 10.75% and 13.50%.The amounts were loaned to the Company as part of the contribution of
 vehicles discussed in Note 7.............................................   $   --         $    74,500
Unsecured note payable to minority stockholder, due in monthly
 installments of $4,395, including interest at 8%.........................       177,000        140,200
Note payable to Toyota Motor Credit Corporation, due in monthly installments of $3,354, including interest at 6.25%. Collateralized by a
 1992 Lamborghini, which was stolen in June 1996 (Note 2). Due to the theft of the collateral, the entire note is classified as a current
 liability at September 30, 1996..........................................       120,800         95,800
Other.....................................................................         3,400          1,900
                                                                            -------------  -------------
                                                                                 891,200        812,400
  Current portion.........................................................       306,300        234,700
                                                                            -------------  -------------
  Long-term portion.......................................................   $   584,900    $   577,700
                                                                            -------------  -------------
                                                                            -------------  -------------

    The notes payable to stockholders are subordinated to Primus Automotive Financial Services, Inc. (Note 4).

    Scheduled annual principal maturities on these notes are as follows:

                                                                  STOCKHOLDERS     OTHER        TOTAL
                                                                  ------------  -----------  -----------
Year Ending December 31:
  1996 (three months)...........................................   $   10,500   $   127,700  $   138,200
  1997..........................................................       60,200       120,000      180,200
  1998..........................................................       66,000       120,000      186,000
  1999..........................................................       58,800       120,000      178,800
  2000..........................................................       19,200       110,000      129,200
                                                                  ------------  -----------  -----------
                                                                   $  214,700   $   597,700  $   812,400
                                                                  ------------  -----------  -----------
                                                                  ------------  -----------  -----------

                             MELODY VACAVILLE, INC.
                       (DBA MELODY TOYOTA-KIA VACAVILLE)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- TRANSACTIONS WITH RELATED PARTIES

    ADVANCES TO MAJORITY STOCKHOLDER

    Advances to the majority stockholder (Note 2) are unsecured, noninterest-bearing and due on demand.

    NOTE RECEIVABLE FROM STOCKHOLDER

    As further discussed in Note 3, a note receivable is due from the Company's majority stockholder.

    NOTE PAYABLE

    A note payable to the estate of a relative of the minority stockholder is due 60 days from demand, with interest at 12.5% per annum payable monthly. The note is collateralized by used car inventory.

    NOTES PAYABLE TO STOCKHOLDERS

    As discussed in Note 6, the Company has two notes payable to the Company's stockholders.

    EXTENDED WARRANTY CONTRACTS

    The Company sells various extended warranty products to its customers. A portion of these contracts are ultimately reinsured by an entity related through common ownership. Extended warranty premiums ceded to the reinsurance company amounted to $12,000 for the year ended December 31, 1995, and $43,000 for the six months ended June 30, 1996 (unaudited). Information regarding the volume of insurance premiums ceded for the quarter ending September 30, 1996, is not available. A different related entity was used to reinsure the extended warranty products prior to the stock transaction described in Note 1. Information regarding the volume of insurance premiums ceded to that entity is not available.

    LEASE AGREEMENT

    As further discussed in Note 9, the Company leases its premises from the minority stockholder and the former majority stockholder.

    CONTRIBUTION OF VEHICLES

    In 1996, the majority stockholder contributed a 1977 Ferrari and a 1984 Rolls Royce to the Company, in exchange for a reduction in amounts due from the stockholder for advances made. The vehicles were recorded at a value of $33,500 and $27,250, respectively. Subsequently, the stockholder obtained a personal loan, using the vehicles as collateral. The funds, amounting to approximately $91,000, were then loaned to the Company (Note 6).

    SALE OF LAND AND DISTRIBUTION OF PROCEEDS

    Concurrent with the stock transaction described in Note 1, the Company sold certain land for $600,000, resulting in a gain of $108,000 being recognized in 1995. Directly from escrow, funds amounting to approximately $450,000 were distributed to the former majority owner. The remaining funds, amounting to approximately $125,000, were distributed to a dealership owned by the former majority owner in payment of intercompany accounts payable.

                             MELODY VACAVILLE, INC.
                       (DBA MELODY TOYOTA-KIA VACAVILLE)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- TRANSACTIONS WITH RELATED PARTIES (CONTINUED)
    AFFILIATED DEALERSHIP

    Through November 1995, the Company had various transactions with another dealership owned by a stockholder (Note 1). The Company and the related dealership conducted various transactions, including trading of new and used vehicles. In addition, the dealerships shared certain common administrative functions. These transactions are summarized as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                          --------------------------  NINE MONTHS ENDED
                                                              1994          1995      SEPTEMBER 30, 1995
                                                          -------------  -----------  ------------------
Sales of vehicles to affiliate..........................  $   1,508,000  $   763,000     $    763,000
Purchases of vehicles from affiliate....................      1,856,000      719,000          719,000
Payments to affiliate for shared services...............        184,000       69,000           69,000
Receipts from affiliate for shared expenses.............         45,000       54,000           54,000

NOTE 8 -- COMMITMENTS AND CONTINGENCY

    LEASES

    The Company is obligated under a noncancellable operating lease with the former majority stockholder and the current minority stockholder for the rental of its facilities through March 2001. The lease payment is subject to annual increases based on changes in the Consumer Price Index. The Company has an option to renew the lease for an additional five years.

    The Company also leases equipment under noncancellable agreements which expire through 1998.

    Following is a schedule of the approximate future minimum lease payments under the above noncancellable operating leases:

                                                                 FACILITIES      OTHER        TOTAL
                                                                -------------  ---------  -------------
Year Ending December 31:
  1996 (three months).........................................  $     107,600  $  12,300  $     119,900
  1997........................................................        430,400     49,400        479,800
  1998........................................................        430,400     12,000        442,400
  1999........................................................        430,400     --            430,400
  2000........................................................        430,400     --            430,400
  2001........................................................        107,600     --            107,600
                                                                -------------  ---------  -------------
                                                                $   1,936,800  $  73,700  $   2,010,500
                                                                -------------  ---------  -------------
                                                                -------------  ---------  -------------

    Rental expense incurred on operating leases amounted to approximately $470,000 and $462,000 for the years ended December 31, 1995 and 1994, respectively, with $413,000 and $405,000 being attributable to the lease with the related parties for each of the years. Rental expense incurred on operating leases amounted to approximately $347,000 for each of the nine months ended September 30, 1996 and 1995, with $310,000 being attributable to the lease with the related parties in each of the nine month periods.

    ENVIRONMENTAL

    Substantially all of the Company's facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital

                             MELODY VACAVILLE, INC.
                       (DBA MELODY TOYOTA-KIA VACAVILLE)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 -- COMMITMENTS AND CONTINGENCY (CONTINUED) expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such wastes comply with applicable federal and state requirements.

NOTE 9 -- FAIR VALUE OF SIGNIFICANT FINANCIAL INSTRUMENTS
    Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    The carrying amount of cash equivalents, trade receivables, trade payables and flooring notes payable approximate fair value because of the short-term nature of these instruments. It is not practicable to estimate the fair values of advances to the majority stockholder, the note receivable from stockholder, or notes payable to related parties, as the relationship of the parties to the Company influences the terms of the instruments, and similar instruments are not generally available.

    The carrying amounts and estimated fair values of the Company's significant financial instruments, none of which are held for trading purposes, are as follows:

                                                  DECEMBER 31, 1995             SEPTEMBER 30, 1996
                                             ----------------------------  ----------------------------
                                               CARRYING                      CARRYING
                                                AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE
                                             -------------  -------------  -------------  -------------
                                                                                   (UNAUDITED)
Financial liabilities:
  Flooring notes payable...................  $   4,054,600  $   4,054,600  $   3,454,900  $   3,454,900
  Long-term debt...........................        301,200        301,200        312,400        312,400
  Note payable -- Primus...................        590,000        590,000        500,000        500,000

    The carrying amounts shown in the above table are included in the balance sheet under the indicated captions.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    FLOORING NOTES PAYABLE

    The carrying amounts approximate fair value because the interest rate fluctuates with the lender's prime rate.

    NOTE PAYABLE TO PRIMUS

    The carrying amount approximates fair value because the interest rate fluctuates with the lender's prime rate.

NOTE 10 -- SUBSEQUENT EVENT
    Melody Vacaville, Inc. has executed a purchase and sale agreement whereby it has agreed to sell substantially all if its assets to Lithia Motors, Inc. The purchase price will consist of cash consideration of approximately $2,300,000 for property and equipment and intangible assets, plus an amount for parts inventory. In addition, the purchaser will acquire the new vehicle inventories at the cost paid to the manufacturer and used vehicle inventories at a negotiated value. The sale is subject to customary closing conditions and approval of the change in ownership by the franchisers.

               [DESCRIPTION OF "PRIORITY YOU" MARKETING CAMPAIGN]

                       [INSIDE BACK COVER OF PROSPECTUS]

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................     3
Risk Factors..............................................................     8
Company Restructuring and Prior S Corporation Status......................    15
Recent and Pending Acquisitions...........................................    16
Use of Proceeds...........................................................    18
Dividend Policy...........................................................    18
Capitalization............................................................    19
Dilution..................................................................    20
Selected Combined Financial Data..........................................    21
Pro Forma Combined and Condensed Financial Data...........................    23
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................    28
Industry..................................................................    36
Business..................................................................    38
Management................................................................    50
Principal Shareholders....................................................    53
Certain Relationships and Related Transactions............................    54
Description of Capital Stock..............................................    56
Shares Eligible for Future Sale...........................................    59
Underwriting..............................................................    60
Legal Matters.............................................................    61
Experts...................................................................    61
Additional Information....................................................    62
Index to Combined Financial Statements....................................   F-1

    UNTIL JANUARY 12, 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,500,000 SHARES

                                     [LOGO]
                              LITHIA MOTORS, INC.

                              CLASS A COMMON STOCK

                               ------------------

                                   PROSPECTUS

                               ------------------

                                  FURMAN SELZ
                                 DAIN BOSWORTH
                                  INCORPORATED
                            EVEREN SECURITIES, INC.

                            DATED DECEMBER 18, 1996

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